SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


FORM S-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933


BIOMET, INC.
(Exact name of Registrant as specified in its charter)

Indiana                          6022                           35-1418342
-------                          ----                           ----------
(State or other jurisdiction     (Primary S.I.C. Code Number)   (I.R.S. Employer
of incorporation or                                             Identification
organization)                                                   No.)

P. O. Box 587
Airport Industrial Park
Warsaw, Indiana 46581-0587
(219) 267-6639
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Daniel P. Hann
Airport Industrial Park
P. O. Box 587
Warsaw, Indiana 46581-0587
(219) 267-6639
(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effective date of this registration statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

CALCULATION OF REGISTRATION FEE
                                                                          Proposed maximum
 Title of each class of                           Proposed maximum          aggregate
     securities to            Amount to be       offering price per          offering                Amount of
   be registered (1)           registered              share                 price(2)           registration fee(2)
------------------------ ---------------------- ---------------------- ---------------------- ----------------------
     Common Shares                (3)                    (3)                $45,551,952            $12,665

  Rights to Purchase              (3)                    (3)                    (4)                    (4)
     Common Shares
------------------------ ---------------------- ---------------------- ---------------------- ----------------------

1 This Registration Statement relates to the common shares of Biomet, Inc. to be issued in exchange for the outstanding shares of Implant Innovations International Corporation Class A and Class B common stock pursuant to the merger described in the proxy statement/prospectus included herein.

2 Since there is no market for the outstanding stock of Implant Innovations International Corporation, the registration fee is based on the book value of those shares as of August 31, 1999, pursuant to 457(f)(2).

3    Omitted pursuant to Rule 457(o).

4 Any value attributable to the Rights to Purchase Common Shares is reflected in the value of the Common Shares.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

IMPLANT INNOVATIONS INTERNATIONAL CORPORATION

------------------------

NOTICE OF MEETING OF STOCKHOLDERS

------------------------

November ___, 1999

10:00 a.m.

To Implant Innovations International Corporation stockholders:

     We will hold a meeting of stockholders of Implant Innovations International Corporation on ________________, ____, 1999 at 10:00 a.m. Eastern time, at 4555
Riverside Drive, Palm Beach Gardens, Florida, 33410. At the meeting, you will be asked to vote on approval of a merger of Implant Innovations International Corporation ("3i") with and into Palm Acquisition Corp., a wholly-owned subsidiary of Biomet, Inc. ("Biomet").

     If the 3i stockholders approve the merger, then you will receive Biomet common shares for your shares of 3i. The number of Biomet common shares you will be entitled to receive will depend upon the market prices of Biomet shares during the 20 trading days ending three business days prior to the closing of the merger. See "The Merger Agreement - Calculation of Shares to be Issued" section of the accompanying proxy statement/prospectus and the merger agreement, a copy of which is attached as Annex A to the proxy statement/prospectus.

     3i's Board of Directors has found the merger to be in the best interests of the stockholders, has approved the merger, declared its adviseability, and recommends that you vote to approve and adopt the merger agreement, dated as of August 28, 1999, pursuant to which 3i will become a wholly-owned subsidiary of Biomet, and to approve the merger contemplated under that agreement.

     Only holders of record of 3i Class A common stock and Series A Cumulative Convertible Preferred Stock as of October 31, 1999 are entitled to vote at the meeting. Persons holding shares representing an aggregate of approximately 89% of the votes to be cast on the merger have agreed with Biomet that they will vote in favor of the merger. As a result, approval of the merger by 3i stockholders is assured.

     Please review carefully the enclosed proxy statement/prospectus for more complete information concerning the merger, 3i and Biomet.

     A proxy card and return envelope are enclosed. You may vote on the merger by signing, dating and mailing the proxy card. If you attend the meeting, you may withdraw your proxy and vote in person.


                                   By Order of the Board of Directors,

                                   Edward G. Sabin
                                   SECRETARY

[Date]
Palm Beach Gardens, Florida

IMPLANT INNOVATIONS INTERNATIONAL CORPORATION
PROXY STATEMENT

------------------

BIOMET, INC.
PROSPECTUS

     This proxy statement/prospectus relates to a merger in which you will receive Biomet common shares in exchange for your 3i Class A common stock and 3i Class B common stock. The number of Biomet common shares to be issued will depend upon the market prices of those shares over the 20 trading days ending three days prior to the closing of the merger.

     You are receiving this proxy statement/prospectus from Implant Innovations International Corporation ("3i") in connection with the solicitation by 3i of proxies for use at a meeting of 3i stockholders to be held on _____________, _______________, 1999. At the meeting, 3i stockholders will vote upon the approval of a merger of 3i with and into Palm Acquisition Corp., a wholly-owned subsidiary of Biomet. This proxy statement/prospectus also serves as a prospectus of Biomet for your review in connection with the acquisition of Biomet common shares by the stockholders of 3i in exchange for their 3i shares in the merger transaction.

     3i's board of directors has found the merger to be in the best interests of the stockholders, has approved the merger, declared its advisability, and recommends that you vote to approve and adopt the merger agreement, dated as of August 28, 1999, pursuant to which 3i will become a wholly-owned subsidiary of Biomet, and to approve the merger contemplated under that agreement.

     Biomet common shares are traded over the counter and price information is reported by the Nasdaq National Market under the symbol "BMET."

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense and should be reported immediately to the Securities and Exchange Commission.

     See "Risk Factors" on page _____ for a discussion of risks relevant to the merger.


------------------------

     The date of this proxy statement/prospectus is __________________, 1999, and it was first mailed to 3i stockholders on or about ________________, 1999.

     This proxy statement/prospectus incorporates by reference important business and financial information about Biomet which is not included in or delivered with this proxy statement/prospectus. See "Where You Can Find More Information."

     You can obtain any of the documents incorporated by reference in this document through Biomet or from the Securities and Exchange Commission through its website at http://www.sec.gov. Documents incorporated by reference are available from Biomet without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Biomet at the following address:

Greg W. Sasso
Vice President - Corporate Development and Communications
Biomet, Inc.
P.O. Box 587
Airport Industrial Park
Warsaw, Indiana 46581-0587
Telephone (800) 348-9500 or (219) 267-6639
greg.sasso@biometmail.com


     If you would like to request documents, please do so by __________, 1999 to receive them before the meeting. If you request any incorporated documents, Biomet will mail them to you by first class mail, or another equally prompt means, within one business day after Biomet receives your request.

TABLE OF CONTENTS
                                                                                        Page No.

SUMMARY.......................................................................
       The Companies..........................................................
       Parties To The Merger Agreement........................................
       What You Will Receive in The Merger....................................
       Material Federal Income Tax Consequences of the Merger.................
       Accounting Treatment...................................................
       Market Prices of Biomet Common Shares and
            3i Common Stock on Important Dates................................
       Risk Factors...........................................................
       3i's Reasons For The Merger............................................
       Biomet's Reasons For The Merger........................................
       Appraisal Rights.......................................................
       Exchange of Stock Certificates.........................................
       Comparative Rights of Biomet Shareholders and 3i Stockholders..........
       Approval of the Merger is Assured......................................
       Hart-Scott-Rodino and Foreign Filings..................................

RISK FACTORS..................................................................

SELECTED HISTORICAL AND PRO FORMA DATA........................................
       How We Prepared the Financial Information..............................
       Selected Historical Financial information of Biomet....................
       Selected Historical Financial Information of 3i........................
       Comparative Per Share Data.............................................

THE COMPANIES.................................................................
       Biomet.................................................................
       3i.....................................................................

RESULTS OF OPERATIONS.........................................................
       Biomet.................................................................
       3i.....................................................................
       3i Management's Discussion and Analysis of Financial Condition
            and Results of Operations.........................................

THE MEETING...................................................................

       Matters to be Considered at the Meeting................................
       Date, Time and Place...................................................
       Record Date............................................................
       Your Voting Rights.....................................................
       Voting of Proxies; Proxy Solicitation Costs............................
       Appraisal Rights.......................................................



THE MERGER AGREEMENT..........................................................
       General Description of the Merger......................................
       Background of the Merger...............................................
       Reasons for the Merger.................................................
       When the Merger Becomes Effective......................................
       Conversion of 3i Stock.................................................
       Calculation of Biomet Shares to Be Issued..............................
       Distribution of Biomet Shares to 3i Stockholders.......................
       Exchange of Certificates...............................................
       Escrow Agreement.......................................................
       Representations and Warranties.........................................
       Certain Covenants......................................................
       Conditions to Completion of the Merger.................................
       Termination of the Merger Agreement....................................
       Expenses...............................................................
       Modification or Amendment to the Merger Agreement......................
       Arbitration............................................................

REGULATORY REQUIREMENTS.......................................................

MATERIAL FEDERAL INCOME TAX CONSEQUENCES......................................

ANTICIPATED ACCOUNTING TREATMENT..............................................

RESALE RESTRICTIONS...........................................................

COMPARISON OF RIGHTS OF BIOMET SHAREHOLDERS AND 3i STOCKHOLDERS...............

       Voting Rights..........................................................
       Number, Election, Vacancy and Removal of Directors.....................
       Stockholder Action by Written Consent..................................
       Special Stockholders Meetings..........................................
       Advance Notice Provisions for Stockholder
            Nominations of Directors..........................................
       Amendments To Articles of Incorporation,
            Certificate of Incorporation and Bylaws...........................
       Dividends..............................................................
       Limitations on Director's Liability....................................
       Indemnification........................................................
       Merger or Sale of Assets...............................................
       Anti-Takeover Provisions...............................................
       Appraisal Rights.......................................................

ADDITIONAL INFORMATION........................................................
       Legal Matters..........................................................
       Experts................................................................

WHERE YOU CAN FIND MORE INFORMATION...........................................
       Forward-looking Statements.............................................

FINANCIAL INFORMATION.........................................................
       3i's Report of its Independent Certified Public Accountants............

Annex A - Agreement and Plan of Merger........................................

Annex B - Appraisal Rights....................................................



SUMMARY

     This summary highlights some of the information from this proxy statement/ prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document including the annexes and other documents to which we have referred you. See "Where You Can Find More Information."

The Companies

Biomet, Inc.
P.O. Box 587
Airport Industrial Park
Warsaw, Indiana 46581-0587
Telephone: (219) 267-6639

          Biomet and its subsidiaries design, manufacture and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy, including reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, general surgical instruments, arthroscopy products, bone cements, bone substitutes, spinal implants and craniomaxillofacial implants and instruments. Biomet's corporate headquarters is in Warsaw, Indiana, and it has manufacturing and/or office facilities in more than 25 locations worldwide. Biomet distributes its products in more than 100 countries throughout the world.


Implant Innovations International Corporation
4555 Riverside Drive
Palm Beach Gardens, Florida 33410
Telephone: (561) 776-6700

          Implant Innovations International Corporation and its subsidiaries design, develop, manufacture, market and distribute oral reconstructive products including a proprietary line of dental implants, healing abutments and surgical products along with regenerative membrane products manufactured by W. L. Gore and Associates, Inc. and synthetic bone substitute material manufactured by Orthovita, Inc.

Parties To The Merger Agreement

     Parties to the merger agreement include:

     - Biomet, Inc., an Indiana corporation, and its wholly-owned subsidiary created for the purposes of the merger, Palm Acquisition Corp., an Indiana corporation;

     - Implant Innovations International Corporation, a Delaware corporation, which acts as a holding company and is the direct 100% owner of eight subsidiaries and an 80% owner of a Canadian subsidiary;

     -    Implant Innovations,  Inc., a Florida corporation, which is one of the
          wholly-owned   subsidiaries  of  Implant   Innovations   International
          Corporation; and

     - Certain stockholders of 3i representing approximately 89% of the votes to be cast on the merger.

         For clarity, the parties to the merger agreement will be referred to in the following manner in this proxy statement/prospectus:


Party:                                                 Referred to as:
------                                                 ---------------
Biomet, Inc.                                           Biomet

Palm Acquisition Corporation                           Acquisition

Implant Innovations International Corporation          3i

Implant Innovations, Inc.                              Implant Innovations, Inc.

Certain Stockholders of 3i                             Control Shareholders


What You Will Receive in The Merger

     You will receive Biomet common shares in exchange for your shares of 3i Class A common stock and 3i Class B common stock. The number of Biomet common shares to be issued will depend upon the market prices of those shares over the 20 trading days ending three days prior to the closing of the merger.

     - If the average of the last sale prices for a Biomet common share during the 20-day period, as reported by the Nasdaq National Market, is no greater than $43.45 and no less than $33.79, then the aggregate value of Biomet shares issued in exchange for 3i common stock will be approximately $175 million.

     - If the average Biomet share price is less than $33.79, then Biomet will issue approximately 5.2 million shares only, and the aggregate value of the shares received by 3i stockholders will be less than $175 million.

     - If the average Biomet share price is greater than $43.45, then Biomet will issue approximately 4.0 million shares only, but the aggregate value of the shares received by 3i stockholders will be greater than $175 million.

     - If the average Biomet share price is less than $31.86, then 3i may end the merger.

No fractional Biomet shares will be issued, and any fractional share amounts will be paid in cash. See "The Merger Agreement - Calculation of Biomet Shares to be Issued."

Material Federal Income Tax Consequences of the Merger

     Because the merger should be treated as a "reorganization" for federal income tax purposes, you should not be taxed on the receipt of Biomet common shares in the merger, but you may be taxed with respect to cash you receive in lieu of fractional shares. See "Material Federal Income Tax Consequences."

     It is a condition of the merger that Biomet and 3i each receive from their lawyers at the closing an opinion that the merger will be a tax-free reorganization for federal income tax purposes.

     Tax matters are very complicated. The tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Accounting Treatment

     Biomet and 3i expect the merger to qualify for "pooling-of-interests" accounting treatment. This means that Biomet will treat the companies as if they had always been combined for accounting and financial reporting purposes at their current book values.

Market Prices of Biomet  Common  Shares and 3i Common  Stock on  Important Dates

     Biomet common shares are traded over the counter and price information is reported on the Nasdaq National Market under the symbol BMET. Shares of 3i common stock are not traded in any market. Therefore, there are no reported market prices of 3i common stock. The following table provides the closing per share sales prices of Biomet common shares as reported by the Nasdaq National Market on:

     - August 27, 1999, the last business day immediately before the day Biomet and 3i announced the terms of the merger; and

     -    [Current Date,] 1999


          Date:                                   Biomet Common Shares:

          August 27, 1999                         $ 35.6875

          [_______________, ______]               [$___________________]

Risk Factors

     In determining whether to vote for the merger you should consider the following risk factors:

     - Failure to qualify for pooling of interests accounting treatment may adversely affect reported operating results.

     - The integration of 3i into Biomet may be difficult and expensive to achieve.

     -    3i's client business could be adversely affected by the merger.

     - Expenses resulting from the merger may affect Biomet's results of operations.

     See "Risk Factors" for a further discussion of the risks associated with the merger.

3i's Reasons For The Merger

     In approving the merger, 3i's board of directors concluded that holding Biomet common shares represented a more favorable investment opportunity for the stockholders of 3i than holding shares of 3i common stock. The board of directors of 3i believes that the merger is in the best interests of 3i and its stockholders, and that the merger will:

     -    Provide 3i shareholders with greater liquidity;

     -    Provide opportunities for operational and other efficiencies; and

     -    Increase growth potential.

Biomet's Reasons For The Merger

     Biomet believes that the merger will:

     - Give Biomet an opportunity to expand into a market segment (dental implants) in which it currently has no product offerings;

     - Provide Biomet with a product line that complements its existing craniomaxillofacial products;

     - Allow access to technology and know-how that should allow Biomet and 3i to further expand their product offerings into new market segments;

     - Provide an opportunity for revenue growth by increased penetration of the dental implant market;

     - Provide the capital needed to expand the business of 3i and take better advantage of its opportunities; and

     -    Add management strength to the Biomet organization.

Appraisal Rights

     If you hold 3i stock that is entitled to vote at the meeting, you are entitled appraisal rights under Delaware corporate law if certain conditions are met. See "The Meeting - Appraisal Rights."

Exchange of Stock Certificates

     Biomet will distribute to you the number of Biomet common shares that you are entitled under the terms of the merger agreement as soon as practicable after the merger becomes effective. Biomet will be contacting you regarding the method of delivering your 3i certificates in exchange for Biomet common shares. Please do not send in your 3i stock certificates with your proxy card.

Comparative Rights of Biomet Shareholders and 3i Stockholders

     Even though Biomet is an Indiana corporation and 3i is a Delaware corporation, some of your rights as a shareholder of Biomet will be the same as your rights as a stockholder of 3i. There are, however, several important differences. The following table summarizes some of those differences.

                                                    Biomet                                  3i

Can stockholders take corporate action   Yes, but this action must be in       No.  3i's certificate of
without holding a meeting?               writing and signed by all the         incorporation specifically denies
                                         shareholders entitled to vote on      its stockholders the ability to
                                         the action.                           take action by consent rather than
                                                                               at a meeting.

Can stockholders call meetings?          Yes, if the holders of 90% of the     No.  3i's bylaws state that a
                                         outstanding votes entitled to be      meeting can only be called by a
                                         cast on the matter for which the      majority of the board of directors.
                                         meeting is called execute and
                                         deliver a written demand to the
                                         secretary of Biomet.

What action is required to remove a      An affirmative vote of 75% of the     An affirmative vote of 80% of the
director?                                shares entitled to vote for a         shares entitled to vote for a
                                         director.                             director.

What action is required to merge or      An affirmative vote of 75% of the     An affirmative vote of a majority
sell substantial amounts of corporate    outstanding shares entitled to vote.  of the outstanding shares entitled
assets?                                                                        to vote, unless the transaction is
                                                                               with an "interested shareholder."

Do stockholders have appraisal rights?   No.  Because Biomet common shares     Yes.  Holders of 3i voting stock
                                         are traded on the Nasdaq National     are entitled to appraisal rights
                                         Market, Biomet shareholders are not   under Delaware corporate law.
                                         entitled to appraisal rights.

What action is required to amend the     An affirmative vote of 75% of the     An affirmative vote of a majority
company's charter?                       outstanding shares entitled to vote.  of the outstanding shares of common stock entitled to vote and, on
                                                                               certain provisions, an affirmative
                                                                               vote of 80% of the common stock.
                                                                               On matters affecting the rights of
                                                                               preferred stock, an affirmative
                                                                               vote of a majority of the preferred
                                                                               stockholders is required.

Approval of the Merger is Assured

     Only holders of record of 3i Class A common stock and Series A Cumulative Convertible Preferred Stock outstanding as of October 31, 1999 are entitled to vote at the meeting. Directors, officers and other affiliates of 3i hold shares representing an aggregate of approximately 89% of the votes to be cast on the merger. These stockholders have agreed with Biomet that they will vote in favor of the merger. As a result, approval of the merger by 3i stockholders is assured.

Hart-Scott-Rodino and Foreign Filings

     Biomet and 3i filed notification and report forms pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") with the Federal Trade Commission and the Antitrust Division of the Department of Justice on September 7, 1999 and received notice of early termination of the waiting period requirement on September 21, 1999.

     The parties are currently in the process of complying with the local law requirements of foreign jurisdictions applicable to the merger. In some cases, approvals by local competition authorities will be required to complete the merger.

RISK FACTORS

     In addition to the other information included in this proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to vote to approve the merger. These matters should be considered in addition to the other information included or incorporated by reference in this proxy statement/prospectus.

     Failure to qualify for pooling-of-interests accounting treatment may impact reported operating results.

     If the merger does not qualify for pooling-of-interests accounting treatment, then the purchase method of accounting will apply. Under the purchase method, the estimated fair value of the Biomet common shares issued in the merger would be recorded as the cost of acquiring the business of 3i. That cost would be allocated to the individual assets acquired and liabilities assumed according to their respective fair values. The excess of the estimated fair value of Biomet common shares over the fair value of net assets acquired would be recorded as goodwill and amortized on a straight-line method over a period not to exceed 20 years.

     Purchase accounting treatment would have a material adverse effect on the reported operating results of Biomet as compared to pooling-of-interests accounting treatment because of required charges to Biomet's earnings for in-process research and development and amortization of goodwill required by purchase accounting treatment.

     The integration of 3i into Biomet may be difficult and expensive to achieve.

     The merger will present challenges to management, including the integration of the operations, technologies and personnel of Biomet and 3i, and special risks, including possible unanticipated liabilities, unanticipated costs and diversion of management attention.

     Biomet may not be able to successfully integrate or profitably manage 3i's businesses. In addition, following the merger, 3i's businesses may not achieve sales levels, profitability or cost savings that justify the investment made and the acquisition may not be accretive to earnings in any future periods.

     3i's client business could be adversely affected by the merger.

     3i's business includes the sale of its products through both United States and worldwide sales representatives to a variety of customers. These sales depend, in part, upon the personal relationships that have developed between 3i's sales representatives and its customers. These relationships could be adversely affected by the merger and, as a result, sales to these customers may be impaired.

     Expenses   resulting  from  the  merger  may  affect  Biomet's  results  of operations.

     Biomet estimates that it will incur aggregate direct transaction costs of approximately $1.3 million associated with the merger, consisting of transaction fees for Biomet's investment banker, fees and expenses of its attorneys and accountants and other related costs. Biomet's transaction costs will be charged to operations upon completion of the merger. There can be no assurance that the combined company will not incur additional charges to reflect costs associated with the merger.

SELECTED HISTORICAL AND PRO FORMA DATA

How We Prepared the Financial Information

     We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. We derived the historical financial information from (i) the audited financial statements of Biomet for its fiscal years ended May 31, 1995 through 1999 and the unaudited financial statements of Biomet for the three months ended August 31, 1999 and 1998, and
(ii) the audited financial statements of 3i for its years ended December 31,1994 through 1998 and the unaudited financial statements of 3i for the six months ended June 30, 1999 and 1998. It is Biomet's and 3i's opinion that the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the periods. All information is presented in accordance with generally accepted accounting principles. The results of 3i's operations for the six months ended June 30, 1999 and 1998 are not necessarily indicative of the results of operations for a full year. The results of Biomet's operations for the three months ended August 31, 1999 and 1998 are not necessarily indicative of the results of operations for a full year.

     The following financial information is only a summary. You should read it together with the historical financial statements and related notes contained in this proxy statement/prospectus and in the annual reports and other information that Biomet has filed with the SEC and incorporated by reference into this proxy statement/prospectus. We have listed the documents incorporated by reference under the heading "Where You Can Find More Information."

Selected Historical Financial Information of Biomet
(in thousands, except per share amounts)


                                                 Three Months Ended
                                                    August 31                                 Years Ended May 31,
                                                ----------------------------------------------------------------------------------

                                                 1999         1998         1999        1998        1997        1996        1995
                                                 ----         ----         ----        ----        ----        ----        ----
                                                (unaudited) (unaudited)
Historical Consolidated Statements of
Operations Data:

  Net sales                                     $192,151    $176,664    $757,414     $651,405    $580,347    $535,159    $452,272

  Operating income, excluding special
  charge(1)                                       60,481      54,176     226,650      180,106     159,811     137,280     119,027

  Income per common share, excluding
  special charge(1)

    Basic                                            .35         .30         1.33         1.12         .94         .82         .69

    Diluted                                          .35         .30         1.32         1.11         .93         .81         .68

  Net income per common share(1)

    Basic                                            .35         .30         1.04         1.12         .94         .82         .69

    Diluted                                          .35         .30         1.03         1.11         .93         .81         .68

  Shares used in the computation of
  earnings per common share

    Basic                                        112,709     112,110      112,309      111,717     113,765     115,461     115,459

    Diluted                                      113,799     113,562      113,382      112,852     114,617      16,750     116,798

  Cash dividends paid per common share              $.14        $.12         $.12         $.11        $.10    $      -    $      -
                                                ========    ========   ==========     ========    ========    ========    ========


                                                   August 31,                                      May 31,
                                              ------------------------------------------------------------------------------------

                                                 1999         1998         1999        1998        1997        1996        1995
                                                 ----         ----         ----        ----        ----        ----        ----
                                                (unaudited) (unaudited)
Historical Consolidated Balance Sheet Data:

  Total assets                                $1,121,586    $876,370   $1,067,956     $848,739    $628,356    $598,469    $539,084

  Total shareholders' equity                     798,804     687,785      775,947      667,418     552,828     534,070     444,617

---------

(1) Biomet recorded a $55 million special charge for litigation in May 1999, which reduced operating income by $55 million and reduced basic and diluted earnings per share by $.29. Income per common shares, excluding special charge, is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for earnings per common shares as a measure of performance. It is included to provide supplemental information regarding Biomet's historical results.

(2) Amounts after January 1, 1998 include the impact of Biomet Merck. See "The Companies." Other acquisitions during the five year period individually and in the aggregate have not been material to Biomet's operating results or financial position.


Selected Historical Financial Information of 3i
    (in thousands, except per share amounts)

                                     Six Months Ended                              Years Ended December 31,
                                         June 30,
                                 ------------------------     --------------------------------------------------------------
                                    1999          1998          1998         1997          1996        1995(2)      1994(2)
                                 -----------  -----------     --------      -------       -------      -------      -------
Historical Consolidated          (unaudited)  (unaudited)
Statements of Operations
Data:

    Net sales                     $40,908         $34,364      $70,488      $54,745       $43,383      $33,722       $25,928

    Operating income                5,425           3,789        7,699        5,502         6,200        3,745         1,727

    Income per
    common share,
    excluding special
    income(1)

      Basic                           .44             .28          .62          .43           .48          .37           .18

      Diluted                         .38             .25          .54          .37           .42          .33           .17

    Net income per
    common share

      Basic                           .44             .28         1.22          .43           .48          .37           .18

      Diluted                         .38             .25         1.04          .37           .42          .33           .17

    Shares used in the
    computation of
    earnings per common
    share

      Basic                         7,000           7,000        7,000        7,000         7,000        7,000         7,000

      Diluted                       8,387           8,360        8,357        8,362         8,294        8,294         8,294



                                          June 30,                                     December 31,
                                 ------------------------     --------------------------------------------------------------


Historical Consolidated
Balance Sheet Data:                 1999          1998          1998         1997          1996        1995(2)       1994
                                 -----------  -----------     --------      -------       -------      -------      -------
                                 (unaudited)  (unaudited)

     Total assets                 $43,052         $39,528      $42,984      $30,643       $21,875      $15,401       $12,884

     Long-term
     obligations and
     redeemable preferred
     stock                          7,892           8,187        8,144        7,470         7,145        6,218         1,883

     Total shareholders'
     equity                        22,258          12,871       19,902       10,894         8,156        4,796         4,200


(1) 3i recorded $6.6 million in other income for the year ended December 31, 1998, which represented 3i's share of litigation proceeds and increased basic and diluted earnings per share by $.60 and $.50, respectively. Income per common share, excluding special income, is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for earnings per common shares as a measure of performance. It is included herein to provide supplemental information regarding 3i's historical results.

(2)  Prior  to April  1995,  Implant  Innovations,  Inc.,  Latham  Manufacturing
     Company, Inc. ("Latham") and Innovative Surgical, Inc. ("ISI") were separate entities operating under common control. 3i was formed on April 11, 1995 as a holding company. On April 14, 1995, the shareholders of Implant Innovations, Inc., Latham and ISI exchanged their respective shares for new shares of 3i. In April 1995, ISI ceased operations and transferred all of its assets to Latham in exchange for the cancellation of debt owed to Latham. In April 1995, Latham was merged into Implant Innovations, Inc. On May 26, 1995, pursuant to a purchase agreement, investors purchased Series A Cumulative Convertible Preferred Stock, Subordinated Debentures and warrants to purchase shares of 3i's common stock. For purposes of the presentation of net income per common share, all of these equity transactions are assumed to have occurred effective January 1, 1994.


Comparative Per Share Data

     The following table sets forth certain historical per share data of Biomet and 3i and combined per share data on an unaudited pro forma basis after giving effect to the merger as if it had occurred on June 1, 1996 on a pooling-of-interests basis and assuming that .4981 Biomet common shares were issued in exchange for each share of 3i's Class A and Class B common stock outstanding. This data should be read in conjunction with the selected historical audited and unaudited financial data included herein and the historical audited and unaudited financial statements of Biomet and 3i (and the notes thereto) that are incorporated herein by reference for Biomet and included herein for 3i. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had Biomet and 3i been a single entity during the periods presented. In addition, the pro forma combined per share amounts do not give effect to any non-recurring merger related expenses that will be incurred in connection with the business combination and expensed following the consummation of the pooling.


                                                              Three Months Ended
                                                                 August 31                    Years Ended May 31,
                                                              -------------------------------------------------------------
                                                              1999          1998        1999           1998            1997
                                                              ----          ----       -----          -----           -----
Biomet

Historical Per Common Share:

   Income per common share, excluding special charge(1)(6)

      Basic                                                   $.35         $.30        $1.33          $1.12           $ .94

      Diluted                                                  .35          .30         1.32           1.11             .93

   Net income per common share(1)

      Basic                                                    .35          .35         1.04           1.12             .94

      Diluted                                                  .35          .35         1.03           1.11             .93

   Cash dividends paid                                         .14          .12          .12            .11             .10

   Book value(2)                                              7.08         6.13         6.89           5.96            4.97

Pro Forma Combined - Per Biomet
Common Share(3)

   Income per common share, excluding special items(1)(6)

      Basic                                                   $.35         $.30        $1.33          $1.11           $ .94

      Diluted                                                  .35          .29         1.30           1.09             .92

   Net income per common share

      Basic                                                    .35          .30         1.08           1.11             .94

      Diluted                                                  .35          .29         1.06           1.09             .92

   Cash dividends paid                                         .14          .12          .12            .11             .10

   Book value (2)                                             7.08         6.13         6.86           5.87            4.89



3i

Historical per common share(4):

   Income per common share, excluding
   special income(5)(6)

      Basic                                                   $.26         $.11         $.62           $.43            $.48

      Diluted                                                  .22          .10          .54            .37             .42

   Net income per common share(5)

      Basic                                                    .26          .11         1.22            .43             .48

      Diluted                                                  .22          .10         1.04            .37             .42

   Cash dividends paid                                        ----         ----         ----           ----            ----

   Book value(2)                                              3.35         1.63         2.84           1.56            1.17



Pro Forma Combined - Per Equivalent 3i Common
Share(3)

   Net income per common share

      Basic                                                   $.18         $.15         $.54           $.55            $.47

      Diluted                                                  .17          .15          .53            .54             .46

   Cash dividends paid                                         .07          .06          .06            .05             .05

   Book value (2)                                             3.52         3.01         3.42           2.92            2.44




(1) Biomet recorded a $55 million special charge for litigation in May 1999, which reduced operating income by $55 million and reduced basic and diluted earnings per share by $.29.

(2) Historical Book Value Per Common Share is computed by dividing shareholders' equity for Biomet and 3i by the number of shares of common stock outstanding at the end of each period for Biomet and 3i respectively. Pro Forma Book Value Per Common Share is computed by dividing pro forma shareholders' equity by the pro forma number of common shares outstanding at the end of the period.

(3) The pro forma combined per share data combines financial information of Biomet for fiscal quarters ended August 31, 1999 and 1998 and for the fiscal years ended May 31, 1999, 1998 and 1997 with the financial information of 3i for fiscal quarters ended August 31, 1999 and March 31, 1998 and for the years ended December 31, 1998, 1997 and 1996. Biomet has a fiscal year ending May 31 and 3i has a fiscal year ending December 31.

(4) Information is for the quarters ended August 31, 1999 and March 31, 1998 and for the years ended December 31, 1998, 1997 and 1996.

(5) 3i recorded $6.6 million in other income for the year ended December 31, 1998, which represented 3i's share of litigation proceeds and increased basic and diluted earnings per share by $.60 and $.50, respectively.

(6) Income per common share, excluding special items, is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for earnings per common share as a measure of performance. It is included to provide supplemental information.

(7) The pro forma combined per share amounts are based on a pro forma exchange ratio of .4981 Biomet common shares for each share of 3i common stock. The pro forma financial data assume a conversion price of $38.62, the mid-point of the conversion price range. The number of Biomet common shares issued in the merger will not be greater than approximately 5.2 million shares or less than approximately 4.0 million shares. The issuance of the maximum number of shares would decrease the pro forma combined earnings per share amounts by $.01 and decrease pro forma book value by $.03. The issuance of the minimum number of shares has no impact on the pro forma earnings per share amounts and increases pro forma book value by $.02.


THE COMPANIES

Biomet

     Biomet and its subsidiaries design, manufacture and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy, including reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, general surgical instruments, arthroscopy products, bone cements, bone substitutes, spinal implants and craniomaxillofacial implants and instruments. Biomet's corporate headquarters is in Warsaw, Indiana, and it has manufacturing and/or office facilities in more than 25 locations worldwide.

     Biomet markets its products in the United States, Australia and Canada through independent, commissioned sales representatives; in Austria, Belgium, Chile, the Czech Republic, Denmark, France, Germany, Greece, Holland, Italy, Mexico, New Zealand, Norway, Poland, Portugal, Spain, Switzerland and the United Kingdom primarily through direct sales representatives; and in other international markets through independent sales representatives and specialty medical product dealers. EBI, L.P., a subsidiary of Biomet, sells electrical stimulation, external fixation devices, spinal products and softgoods primarily through direct factory sales representatives in the United States and the United Kingdom and through specialty medical product dealers in the reminder of its markets. Biomet and its subsidiaries currently distribute products in more than 100 countries.

     On  January  1,  1998,  Biomet  formed a joint  venture  with  Merck  KGaA,
Darmstadt, Germany (Merck KGaA). Biomet and Merck KGaA contributed their European orthopaedic and biomaterials operations to a limited partnership named BioMer C.V. BioMer C.V. is the parent of a holding company, Biomet Merck B.V. ("Biomet Merck"), which holds the operating entities of this joint venture. Biomet controls the partnership and, accordingly, consolidates the partnership's financial statements for financial reporting and reflects Merck KGaA's 50% ownership interest as a minority interest. This joint venture has significantly expanded Biomet's presence in the European marketplace and provides Biomet with exclusive rights to Merck KGaA's current and future biomaterials-based products.

3i

     3i and its subsidiaries design, develop, manufacture, market and distribute oral reconstruction products including a proprietary line of dental implants, healing abutments and surgical products along with regenerative membrane products manufactured by W. L. Gore and Associates, Inc. and synthetic bone substitute material manufactured by Orthovita, Inc.

     3i markets its products to dental professionals involved in the implant procedure, including oral surgeons, periodontists, implantologists, general dentists and prosthodontists. 3i currently markets and distributes it products through a direct sales force in the United States, Germany, Canada, the United Kingdom, Spain, Switzerland, Denmark and Mexico. The Company markets its products in other international markets through its exclusive independent distributors. 3i has its corporate headquarters and manufactures its products in Palm Beach Gardens, Florida. Subsidiaries of 3i have sales offices in Germany, Canada, the United Kingdom, Spain, Switzerland, Denmark and Mexico.

RESULTS OF OPERATIONS

Biomet

     Biomet's results of operations and management's discussion and analysis of financial condition and results of operations are included into this proxy statement/prospectus by reference. See "Where You Can Find More Information."

3i

     The following table shows the percentage relationship to net sales of items derived from 3i's consolidated statements of income and the percentage change from year to year.

                                                                                                                    Percentage
                                                                   Percentage of Net Sales                           Increase
                                                                                                                    (Decrease)
                                            -----------------------------------------------------------------    -----------------
                                            Six Months  Six Months                                                  1998     1997
                                            Ended June  Ended June     Year Ended   Year Ended     Year Ended        vs.      vs.
                                               1999        1998           1998         1997           1996          1997     1996
                                            -----------------------    --------------------------------------    -----------------
Net sales                                     100.0%      100.0%         100.0%        100.0%         100.0%         29%      26%

Cost of sales                                  39.2        45.7           42.1          40.3           35.5          35       43
                                            -----------------------    --------------------------------------
Gross margin                                   60.8        54.3           57.9          59.7           64.5          25       17

Selling, general and administrative
expenses                                       43.2        38.7           42.4          43.0           43.1          27       26

Research and development expenses               4.3         4.6            4.6           6.6            7.1         (10)      17
                                            -----------------------    --------------------------------------
Operating income                               13.3        11.0           10.9          10.1           14.3          40      (11)

Other income (expense), net                    (1.1)       (1.3)           8.2          (0.7)          (1.2)     (1,605)     (27)
                                            -----------------------    --------------------------------------
Income before income taxes                     12.2         9.7           19.1           9.4           13.1         163      (10)

Provision for income taxes                      4.5         3.7            6.8           3.7            5.0         141       (8)
                                            -----------------------    --------------------------------------
Net income                                      7.7%        6.0%          12.3%          5.7%           8.1%        177%     (11)%
                                            =======================    ======================================

3i  Management's  Discussion and Analysis of Financial
Condition and Results of Operations

     Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     Net sales increased 19% to $40,908,000 for the six months ended June 30, 1999 from $34,364,000 for the six months ended June 30, 1998, primarily due to a 21% global increase in the sales of implants and screws and the commencement of the distribution of Biogran products in May 1998. 3i's United States sales, excluding sales to foreign distributors, increased 19% to $21,998,000 for the six months ended June 30, 1999 from $18,481,000 for the six months ended June 30, 1998, primarily due to the 31% increase in the sales of implants in the United States. Foreign sales, including sales to foreign distributors, increased 19% to $18,911,000 for the six months ended June 30, 1999 from $15,882,000 for the six months ended June 30, 1998 primarily due to sales by subsidiaries in Europe.

     3i's gross margin as a percentage of net sales increased to 60.8% for the six months ended June 30, 1999 from 54.3% for the six months ended June 30, 1998. This increase was primarily a result of increased sales of higher margin implants in the U.S. and European subsidiary markets.

     Selling, general and administrative expenses were $17,695,000 for the six months ended June 30, 1999 compared to $13,317,000 for the six months ended June 30, 1998. This represented an increase of 33% over the corresponding period in the prior year. As a percentage of sales, selling, general and administrative expenses were 43.2% for the six months ended June 30, 1999 and 38.7% for the six months ended June 30, 1998. The increase was primarily due to 3i's biannual international symposium held in 1999, the filling of open management positions in sales and marketing and an implant marketing program.

     Research and development expenses increased for the six months ended June 30, 1999 to $1,758,000 from $1,568,000 for the six months ended June 30, 1998.
This increase resulted from increased research activities on new product development.

     Other income (expense), net decreased to $417,000 for the six months ended June 30, 1999 compared to $459,000 for the six months ended June 30, 1998 due to lower interest expense resulting from reduced average short-term borrowings.

     Provision for income taxes increased to $1,841,000 for the six months ended June 30, 1999, representing 36.8% of income before income taxes, compared to $1,277,000 for the six months ended June 30, 1998, or 38.3% of income before income taxes. The decrease in the effective rate was due to the utilization of foreign losses in 3i's consolidated income tax provision.

     Net income increased to $3,167,000 from $2,053,000 for the six months ended June 30, 1999 as compared to the same period in 1998 as a result of the factors described above.

     1998 Compared to 1997

     Net sales  increased 29% to $70,488,000  in 1998 from  $54,745,000 in 1997.
This resulted from increasing sales in the European subsidiaries, a full year of membrane sales and the introduction of the Biogran products in May 1998. 3i's United States sales, excluding sales to foreign distributors, increased 16% to $37,436,000 in 1998 from $32,386,000 due to sales of Gore membranes, Biogran products, abutments, instruments and implants. Total foreign sales, including sales to foreign distributors, increased 48% to $33,052,000 in 1998 from $22,359,000 in 1997. This increase was due to the first full year of Germany and Spain subsidiary sales as well as increased distributor sales in the existing markets of Brazil, Italy and France.

     3i's gross margin as a percentage of net sales decreased to 57.9% in 1998 compared to 59.7% in 1997. The decrease in gross profit as a percentage of sales was due to the sales of Gore membranes and Biogran products, which have lower profit margins than implants.

     Selling, general and administrative expenses increased 27% to $29,836,000 in 1998 compared to $23,565,000 in 1997. The 1998 increase was primarily due to the acquisition of the 3i's German distributor in January 1998. As a percentage of sales, selling, general and administrative expenses were 42.2% in 1998 and 43.0% in 1997.

     Research and development expenses decreased in 1998 to $3,251,000 from $3,612,000 in 1997. The decrease resulted from higher 1997 prototype costs associated with the rollout of a new transgingival implant product line.

     Other income increased to $5,756,000 in 1998 compared to a net expense of $382,000 in 1997. In 1998, other income included $6.6 million of net proceeds relating to the final settlement of a patent infringement and antitrust claim. Excluding this settlement, other income decreased $461,000 due primarily to higher interest expense on line of credit borrowings to fund working capital needs and the acquisition of 3i's Germany distributor.

     Provision for income taxes increased to $4,790,000 for 1998, representing 35.6% of income before income taxes, compared to $1,987,000 for 1997, or 38.8% of income before income taxes. The decrease in the effective rate was due to the utilization of foreign losses in 3i's consolidated income tax provision.

     As a result of the increase in net sales and the approximately $6,600,000 litigation proceeds, 3i experienced an increase in net income to $8,665,000 for 1998 compared to $3,133,000 for 1997.

     1997 Compared to 1996

     Net sales  increased 26% to $54,745,000  in 1997 from  $43,383,000 in 1996.
This increase is a result of the commencement of sales of a membrane product line in March 1997 and increased sales of implants and abutments. 3i's United States sales, excluding sales to foreign distributors, increased 38% to $32,386,000 from $23,413,000 in 1996. This increase was primarily related to the rollout of Gore membranes which generated $4,408,000 in sales and a 28% increase in implant sales. Foreign sales, including sales to foreign distributors, increased 12% to $22,359,000 in 1997 from $19,970,000 in 1996. This increase was due to increased sales to end user customers by European subsidiaries as well as an increase in sales to independent distributors in Brazil, Korea and Israel.

     3i's gross margin as a percentage of net sales decreased to 59.7% in 1997 compared to 64.5% in 1996. The decrease in gross profit as a percentage of sales is due to the higher cost of goods of Gore membranes.

     Selling, general and administrative expenses were $23,565,000 in 1997 compared to $18,700,000 in 1996. This represents an increase of 26% over the prior year. As a percentage of sales, selling, general and administrative expenses were 43.0% in 1997 and 43.1% in 1996. The 1997 increase was primarily due to increased personnel in sales and marketing, increase in commissions on product sales and the start up of 3i subsidiary operations in the UK, Mexico, Spain, Scandinavia and Switzerland.

     Research and development expense increased in 1997 to $3,612,000 from $3,078,000 in 1996. The increase resulted from additional clinical research on Osseotite implants and clinical data management consulting services.

     Provision for income taxes decreased to $1,987,000 for 1997, representing 38.8% of income before income taxes, compared to $2,163,000 for 1996, or 38.1% of income before income taxes. The increase in the effective rate was due to the unrecognized benefit of foreign subsidiary operating losses.

     As a result of the increase in cost of goods, 3i experienced a decrease in net income for 1997 compared to 1996. Net income decreased to $3,133,000 from $3,511,000.

     Liquidity and Capital Resources

     3i's net cash provided by operating activities was $3,507,000 for the six months ended June 30, 1999 compared to $5,584,000 for the six months ended June 30, 1998. The decrease in net cash from operating activities was principally due to the receipt of $6.2 million of the total $6.6 million in litigation proceeds during May 1998, offset by a $3.8 million inventory increase. 3i's net cash provided by operating activities was $4,068,000 in 1998 compared to $2,956,000 in 1997. The increase in net cash from operating activities was principally due to net income, noncash charges for depreciation of $2,562,000, allowances for uncollectible accounts receivable of $1,897,000 and slow moving inventory of $1,650,000. These increases in net cash were reduced by increases in inventory of $8,283,000 and trade accounts receivable of $2,121,000. 3i expects that operating cash flows in the near future will be primarily determined by levels of net income and working capital requirements and is expected to be sufficient to fund the Company's capital requirements.

     Net cash used in investing activities was $965,000 for the six months ended June 30, 1999 compared to $4,318,000 for the six months ended June 30, 1998. Net cash used in investing activities was $5,432,000 in 1998 compared to $2,889,000 in 1997. The primary use for investing activities were purchases of property and equipment and the acquisition of net assets of 3i's independent distributor in Germany in January 1998. Included in property and equipment was the cost associated with the purchase and implementation of a new 3i enterprise resource planning computer system. Additionally, 3i entered into capital lease obligations of $1,619,000 in 1998 primarily for the purchase of new manufacturing machines.

     Net cash used in financing activities were $1,288,000 for the six months ended June 30, 1999 compared to $2,904,000 for the six months ended June 30, 1998. The primary use was payments on 3i's line-of-credit with a financial institution and capital lease obligations. Net cash used in financing activities was $119,000 in 1998. The principal use of cash from financing activities was for payments on capital lease obligations offset by borrowings under a line-of-credit with a financial institution.

     3i expects that capital spending for the foreseeable future will continue at levels comparable to 1999 and 1998. 3i plans to continue the development of new and advanced products and to implement software applications and bar coding into the manufacturing and distribution process.

     Year 2000 Issues

     3i believes that the Year 2000 Issue will not pose significant operational problems for its computer systems.

     3i is in the final stages of its company-wide program of preparation, documentation and testing its computer programs and applications for the year 2000. 3i is utilizing both internal and external resources for the remediation and testing of its systems that are undergoing Year 2000 modifications. In addition, 3i has contacted and documented Year 2000 compliance with outside suppliers and vendors. However, there can be no assurance that the systems and applications of other companies on which 3i relies will be timely converted or that any such failure to convert by another company would not have an adverse effect on 3i.

THE MEETING

Matters to be Considered at the Meeting

     At the meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement and approve the merger. 3i's board of directors is not aware, as of the date of this proxy statement/prospectus, of any other matters that may properly come before the meeting. If any other matters properly come before the meeting, or at a subsequent meeting following any adjournment or postponement of the meeting, the persons named in 3i's proxy intend to vote proxies in accordance with their discretion on any such matters unless other instructions are given in the proxy.

     3i's board of directors carefully reviewed and considered the terms and conditions of the merger, determined its advisability and concluded that the merger is in the best interests of 3i and its stockholders. Accordingly, by a unanimous vote, 3i's board of directors has approved the merger and determined its advisability, and recommended that you vote to adopt the merger agreement and approve the merger.

Date, Time and Place

     The meeting of shareholders will be held at:

3i's Executive Offices
4555 Riverside Drive
Palm Beach Gardens, Florida 33410
____________________, 1999
10:00 a.m., Eastern Time


Record Date

     The 3i board of directors has fixed the close of business on October 31, 1999, as the record date for stockholders entitled to notice of and to vote at the meeting. Only holders of record of 3i Class A common stock and 3i Series A Cumulative Convertible Preferred Stock on that record date will be entitled to notice of and to vote at the meeting.

     A complete list of stockholders as of the record date will be available for inspection at 3i's offices in Palm Beach Gardens, Florida, during normal business hours upon written demand by you or your agent or attorney beginning two business days after the date of this notice and continuing through the meeting. You or your agent or attorney may, upon written notice and subject to
Section 220 of the Delaware General Corporation Law, copy the list of stockholders during regular business hours during the inspection period at your expense.

Your Voting Rights

     On the record date, a total of 6,646,967 shares of 3i Class A common stock and a total of 776,788 shares of 3i Series A Cumulative Convertible Preferred Stock were issued and outstanding. Each of the shares of Class A common stock is entitled to one vote and each of the shares of Series A Cumulative Convertible Preferred Stock is entitled to one vote. The holders of the preferred stock will be entitled to cast an aggregate of 776,788 votes.

     The holders of a majority of the outstanding shares of stock entitled to vote at the meeting, whether in person or by proxy, constitute a quorum at the meeting. If a quorum is present at the meeting, the merger will be approved if a majority of the votes entitled to be cast votes in favor of the merger. Holders of Class A common stock and Series A Cumulative Convertible Preferred Stock will vote together as a single class. Persons holding shares representing an aggregate of approximately 89% of the votes to be cast on the merger have agreed with Biomet that they will vote in favor of the merger. As a result, approval of the merger by 3i stockholders is assured.

Voting of Proxies; Proxy Solicitation Costs

     You may vote at the meeting either in person or by proxy. You can change a vote by proxy if you attend the meeting and vote in person. Voting instructions are contained on your proxy card. If you properly give your proxy and submit it to 3i in time to vote, the persons named as your proxy will vote your shares as you have directed. If you give no directions, your votes will be cast FOR the adoption of the merger agreement and the approval of the merger.

     You may revoke your proxy before it is voted by:

     -    submitting a new proxy with a later date,

     - notifying the Secretary of 3i in writing before the meeting that you have revoked your proxy, or

     -    voting in person at the meeting.

     3i will pay the costs of soliciting proxies.

Appraisal Rights

     You are entitled to appraisal rights under Delaware corporate law. To assert those rights, you must execute a written demand for appraisal before a vote is taken on the merger agreement and the merger. A proxy or vote against the merger agreement and the merger will not be considered a demand for appraisal. A demand for appraisal will be sufficient if:

     -    it is delivered to 3i before the vote is taken at the meeting;

     -    it reasonably informs 3i of your identity; and

     - it reasonably informs 3i of your intention to demand the appraisal of your 3i stock.

     Biomet will not be required to fulfill its obligations under the merger agreement if the holders of 8% or more of the outstanding 3i Class A common and Class B common stock demand appraisal.


THE MERGER AGREEMENT

     The following is a summary of the material terms of the merger agreement and is qualified in its entirety by reference to the merger agreement. A copy of the merger agreement is attached hereto as Annex A and is incorporated herein by reference. You should read the merger agreement because it, and not this proxy statement/prospectus, is the legal document that governs the merger.

General Description of the Merger

     The merger agreement provides for the merger of 3i with and into Acquisition, which is a wholly-owned subsidiary of Biomet. Acquisition will be the surviving corporation in the merger and will change its name to Implant Innovations Holding Corporation. The articles of incorporation and bylaws of Acquisition immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the surviving corporation at the effective time of the merger. The directors of Acquisition at the effective time of the merger will be the directors of the surviving corporation. The officers of the surviving corporation will be the current officers of Implant Innovations, Inc.

     You will receive Biomet common shares in exchange for your 3i Class A common stock and 3i Class B common stock. The number of Biomet common shares to be issued will depend upon the market prices of those shares over the 20 trading days ending three days prior to the closing of the merger.

     - If the average of the last sale prices for a Biomet common share during the 20-day period, as reported by the Nasdaq National Market, is no greater than $43.45 and no less than $33.79, then the aggregate number of Biomet shares issued in exchange for 3i common stock will be approximately $175 million.

     - If the average Biomet share price is less than $33.79, then Biomet will issue approximately 5.2 million shares only, and the aggregate value of the shares received by 3i stockholders will be less than $175 million.

     - If the average Biomet share price is greater than $43.45, then Biomet will issue approximately 4.0 million shares only, but the aggregate value of the shares received by 3i stockholders will be greater than $175 million.

     - If the average Biomet share price is less than $31.86, then 3i may end the merger.

     We have attached a copy of the merger agreement as Annex A to this proxy statement/prospectus. We urge that you read the merger agreement in its entirety as it is the legal document governing the merger.

Background of the Merger

     Biomet has, on a continuing basis, considered potential acquisitions of other businesses as a key element of its strategic plan for increasing shareholder value. As a part of that strategy, Biomet acquired Walter Lorenz Surgical, Inc. ("Lorenz Surgical") in 1992. Lorenz Surgical manufactures and sells craniomaxillofacial implants and instruments. Between September 1995 and February 1996, representatives of Biomet and 3i held preliminary exploratory discussions regarding a possible business combination between Lorenz Surgical and 3i, but reached no agreement with respect to any transaction and did not have any agreement to continue those discussions.

     In December 1998, U.S. Bancorp Piper Jaffray ("Piper"), an investment banking firm, contacted Gerard Mouflett of Advent International Corporation ("Advent") to discuss 3i. Advent is the general partner of two venture capital investors in 3i, Global Private Equity II L.P. and Advent International
Investors II L.P. (collectively, "the Advent Funds"). Piper also approached Biomet and asked if Biomet was interested in acquiring 3i. Biomet was interested.

     In early January 1999, representatives of Piper held discussions with Gerard Mouflett of Advent and Keith D. Beaty of 3i, indicating Biomet's interest in entering into discussions with 3i concerning a strategic alliance or acquisition of 3i.

     On February 22, 1999, Dane A. Miller, Jerry L. Ferguson and Greg W. Sasso of Biomet and a representative of Piper met with Keith D. Beaty and Dr. Richard
J. Lazzara of 3i and Gerard Moufflet of Advent at 3i's offices in Palm Beach Gardens, Florida, to discuss a possible transaction. Biomet also signed an agreement to maintain the confidentiality of the information it received from 3i.

     On March 26, 1999, Biomet engaged Piper to act as its exclusive financial advisor in connection with a possible transaction with 3i.

     On April 26, 1999, Dane A. Miller, Jerry L. Ferguson and Greg W. Sasso of Biomet and a representative of Piper met with Keith D. Beaty and Dr. Richard J. Lazzara of 3i and Gerard Moufflet of Advent in Warsaw, Indiana, to further discuss the possible transaction.

     Discussions by way of conference telephone calls continued between Biomet and 3i during May 1999. On June 1, 1999, Biomet sent to 3i a letter outlining terms on which Biomet would consider acquiring 3i. On June 15, 1999, 3i responded in writing to Biomet's letter, proposing changes in some of Biomet's terms.

     Biomet's board of directors met on June 19, 1999. At that meeting, Niles L. Noblitt, Biomet's chairman, provided a detailed report to the directors as to the status of the discussions with 3i and an analysis of various business issues relevant to a decision to proceed with the proposed acquisition. No action was taken by the board of directors, but there was a consensus that management should continue to pursue the matter.

     On July 8, 1999, Dane A. Miller, Niles L. Noblitt,  Daniel P. Hann, Gregory
D. Hartman and Greg W. Sasso of Biomet and a representative  of Piper, and Keith
D. Beaty and Dr. Richard J. Lazzara of 3i, Gerard Mouflett of Advent and a financial advisor of 3i, met at the Newark, New Jersey, airport. On July 21, 1999, representatives of Piper contacted Keith D. Beaty regarding valuation and other terms and conditions of Biomet's proposal. On August 8, 1999, Dane A. Miller, Niles L. Noblitt, Daniel P. Hann, Gregory D. Harman, Greg W. Sasso and outside counsel of Biomet; Keith D. Beaty, Dr. Richard J. Lazzara, outside counsel and a financial advisor of 3i; Gerard Moufflet of Advent; and a representative of Piper met at the Cincinnati, Ohio, airport. As a result of these meetings and conversations, on August 8, 1999 Biomet and 3i reached a general agreement on the structure and terms of the proposed transaction, although neither made any binding commitments. It was agreed that counsel for Biomet would prepare a draft of a merger agreement.

     On August 11, 12 and 13, 1999, representatives of Biomet and 3i met in West Palm Beach, Florida, to discuss the terms of a draft merger agreement. Biomet also conducted a due diligence examination of 3i.

     On August 26, 1999, the board of directors of Biomet unanimously approved the proposed transaction, subject to management's continued negotiation and approval of the terms of the merger agreement. Negotiations continued until August 28, 1999, when the merger agreement was signed.

     On August 26, 27 and 28, the board of directors of 3i had several discussions regarding the terms of the merger agreement and the acquisition of 3i by Biomet. On August 28, 1999, 3i's directors executed a unanimous written consent approving the merger agreement.

     The transaction was publicly announced on August 30, 1999, prior to the opening of the stock market.

Reasons for the Merger

     3i's Reasons for the Merger; Recommendation of 3i's Board of Directors

     In approving the merger, 3i's board of directors concluded that holding Biomet common shares represented a more favorable investment opportunity for the stockholders of 3i than holding shares of 3i common stock. The board of directors of 3i believes that the merger is in the best interests of 3i and its stockholders, and that the merger will:

     -    provide 3i stockholders with greater liquidity;

     -    provide   opportunities   for  operational   and  other   efficiencies
          including:

          - applying some of each company's proprietary and other technology to the other company's business,

          - marketing some of each company's products to some of the other company's clients, and

          - combining general and administrative functions over a larger operational and revenue base;

     -    increase 3i growth potential as a result of:

          - greater marketing capabilities, financial stability and strength of the combined company including the opportunity to expand the oral reconstruction market;

          - the opportunity to raise consumer awareness of the combined company and its reputation;

          - the opportunity to invest further in new product development and research; and

     - achieve a stronger competitive position in light of the likelihood of consolidation and increased competition in the oral reconstruction market, including the entrance into this market by larger companies.

     Biomet's Reasons for the Merger

     Biomet views the merger with 3i as consistent with Biomet's policy of growth through selected acquisitions. The board of directors of Biomet believes that the merger is in the best interests of Biomet and its shareholders, and that the merger will:

     - give Biomet an opportunity to expand into a market segment (dental implants) in which it currently has no product offerings;

     -    provide   a   product    line   that    complements    its    existing
          craniomaxillofacial products;

     - allow access to technology and know-how that should allow Biomet and 3i to further expand their product offerings into new market segments;

     - provide an opportunity for revenue growth by increased penetration of the dental implant market;

     - provide access to the capital needed to expand the business of 3i and take better advantage of its opportunities; and

     -    add management strength to the Biomet organization.

This discussion is not intended to be exhaustive, but 3i believes it includes all material factors considered by the board. In light of the number and variety of information and factors the board considered, the board did not find it practicable to, and did not, assign any specific or relative weights to the factors listed above. In addition, individual directors may have given differing weights to different factors.

When the Merger Becomes Effective

     The closing of the merger will be held no later than 30 days following the effective date of this proxy statement/prospectus, unless the parties agree to some other closing date.

     Acquisition will execute and file articles of merger with the Secretary of State of the State of Indiana and a certificate of merger with the Secretary of State of the State of Delaware as soon as practicable after the closing. The merger will become effective at 12:01 a.m. Eastern Time on the day following the date of filing of the certificate of merger and the articles of merger with the Secretaries of State of Delaware and Indiana. The completion of the merger is sometimes referred to in this proxy statement/prospectus as the "effective time."

Conversion of 3i Stock

     At the effective time of the merger, all 3i Class A common stock and all 3i Class B common stock will automatically convert to Biomet common shares. All options, warrants, convertible securities or other rights to acquire 3i common stock outstanding as of August 28, 1999 are to be exercised or converted into 3i common stock before the closing.

Calculation of Biomet Shares to Be Issued

     The number of Biomet common shares to be issued to 3i Class A common stockholders and 3i Class B common stockholders will be calculated as follows:

The number of Biomet common shares to    =      Net Purchase Price
be issued in the merger                         ------------------
                                                Conversion Price


Net Purchase Price                              $175 million less the Net Debt, except
                                                that if the Net Debt is a negative amount
                                                greater than $1 million, the Net Purchase
                                                Price will be $176 million

Net Debt                                        Aggregate Indebtedness of 3i and its
                                                subsidiaries less the Aggregate Cash and
                                                Cash Equivalents of 3i and its subsidiaries.

Aggregate Indebtedness of 3i and its            As of the close of business on the last day
subsidiaries                                    of the month prior to closing, with respect
                                                to 3i and its subsidiaries, the sum of:

                                                -       obligations for borrowed money;
                                                -       obligations for any capital leases;
                                                -       interest payable or accrued with
                                                        respect to obligations for borrowed
                                                        money or obligations for any capital
                                                        leases; and
                                                -       all declared and unpaid dividends on
                                                        the Series A Cumulative Convertible
                                                        Preferred Stock of 3i

                                                However,  Aggregate  Indebtedness will not
                                                include  indebtedness  incurred after
                                                August 28, 1999 that was used for certain
                                                acquisitions  by 3i  specified in the merger
                                                agreement.

Aggregate Cash and Cash Equivalents of 3i       As of the close of business on the last day
and its subsidiaries                            of the month prior to closing, with respect
                                                to 3i and its subsidiaries, the sum of:

                                                -       all cash and deposits in bank and on hand;
                                                -       all cash equivalents; and
                                                -       cash received by 3i and/or its
                                                        subsidiaries as a result of the
                                                        exercise of 3i options and warrants
                                                        outstanding as of August 28, 1999

                                                less:

                                                -       all transaction expenses incurred in
                                                        connection with the merger but not
                                                        yet paid by 3i on the date the
                                                        Aggregate Cash and Cash
                                                        Equivalents is determined.


Conversion Price                                The average of the last sale price for a
                                                Biomet common share as reported by the
                                                Nasdaq National Market for the 20
                                                consecutive trading days ending with the
                                                third trading day before the day of closing.
                                                However, the conversion price shall not be
                                                greater than $43.45 or less than $33.79,
                                                and the number of Biomet common shares
                                                issued in the merger will not be greater
                                                than approximately 5.2 million shares or
                                                less than approximately 4.0 million shares.

     By way of illustration of the calculation of the Biomet common shares to be issued, if the closing date of the merger had been ___________________, 1999 the number of Biomet common shares to be issued in connection with the merger would have been __________, determined as follows:

A.                                                             $175,000,000

B.       Less: Net Debt -

                       Aggregate Cash                          $____________

               Less:   Aggregate Indebtedness                  $____________

                                                               $____________

C.       Conversion Price                                      $____________

D.       Biomet common shares to be issued (B/C)               _____________


Distribution of Biomet Shares to 3i Stockholders

     You will receive a percentage of the Biomet common shares issued in the merger equal to your percentage ownership of the combined 3i Class A and 3i
Class B common stock outstanding at the closing. Some of the Biomet common shares issued in the merger will be deposited at the closing in an escrow account pending the outcome of certain events. The escrow account deposit will be equal to:

     -    10% of the number of Biomet common shares issued in the merger plus

     - the number of Biomet common shares that, when multiplied by the conversion price, equals $10 million.

These shares will be distributed to you and the other 3i shareholders at the times and subject to the conditions described in the escrow agreement. See "The Merger Agreement - Escrow Agreement."

     No fractional Biomet common shares will be issued in the merger. If any fraction of a Biomet common share is due to you, you will receive a cash payment for that fraction determined by multiplying the fraction by the Conversion Price.

Exchange of Certificates

     At the closing, Biomet will deliver its stock certificates for all 3i stock certificates delivered to Biomet at the closing, and Biomet will thereafter exchange Biomet certificates for 3i certificates when the 3i certificates are delivered to Biomet. We will send further instructions to you for the exchange of your 3i stock certificates for certificates representing Biomet common shares.

Escrow Agreement

     At the Closing, the parties to the merger will enter into an Escrow Agreement. The Escrow Agent will be Wilmington Trust Company. The Biomet common shares deposited in the escrow account are to be held by the Escrow Agent for the purpose of indemnifying Biomet against losses it may incur as a result of a breach by 3i or the Control Shareholders of their representations and warranties, or as a result of their failure to perform their obligations, set forth in the merger agreement, or as a result of contingencies identified in the merger agreement. Your interests in the escrow account will be managed by Keith
D. Beaty as your Shareholder Representative.

     You will have the right to vote your Biomet shares held in the escrow account and will be entitled to all dividends paid on those shares during the term of the escrow. You may sell the Biomet shares held for your account if the proceeds of the sale are deposited in the escrow account. All cash held in the escrow account will be invested in short term government obligations or commercial paper.

     Biomet's only recourse if it has claims against 3i or the Control Shareholders will be its right to make a claim against the escrow. Biomet shares having a value equal to $10 million at the Conversion Price will be held in the escrow account as a separate fund for the specific contingencies identified in the merger agreement, and the balance of the Biomet shares deposited in the escrow account, equal to 10% of the shares issued in the merger, will be held as a general contingencies fund.

     Biomet will be entitled to reimbursement of indemnified losses with respect to the specific contingencies fund only to the extent that those losses exceed $1.25 million, and will be entitled to reimbursement of indemnified losses with respect to the general contingencies fund only to the extent that those losses exceed $250,000. Biomet must give notice to the Shareholder Representative of any claim for indemnification from the escrow account. If the Shareholder Representative objects to the claim, the dispute will be submitted to arbitration and the decision of the arbitrators will be final.

     Any distributions to Biomet from the escrow account will be charged against the former stockholders of 3i in proportion to their interests in 3i. The balance remaining in the escrow account after any distributions to Biomet will be made to you promptly after the termination of Biomet's rights to assert claims.

     Biomet's rights to assert claims against the general contingencies fund will terminate no later than the close of business on the first anniversary of the closing. Biomet's rights to assert claims with respect to the specific contingencies fund will terminate on the 40th day prior to the fifth anniversary of the closing.


Representations and Warranties

     The merger agreement contains a number of representations and warranties made by 3i to Biomet. The more significant of these relate to:

     -    corporate organization and existence;

     -    capitalization;

     -    corporate authority to enter into the merger;

     - absence of any breach of organizational documents, law or other agreements as a result of the merger;

     -    regulatory approvals required in connection with the merger;

     -    accuracy and completeness of corporate records;

     -    financial statements;

     -    absence of undisclosed liabilities;

     -    tax matters;

     - the absence of certain changes in 3i's business since December 31, 1998;

     -    compliance with laws including regulatory requirements;

     -    properties owned and title thereto;

     -    leased properties;

     -    zoning, land use and environmental matters;

     -    inventory;

     - availability of pooling-of-interests accounting treatment for the merger;

     -    employment relationships;

     -    intellectual property; and

     -    Year 2000 compliance.

     The merger agreement contains representations and warranties made by the Advent Funds to Biomet as to:

     -    organization and existence;

     -    authority to enter into the merger;

     -    title to the 3i shares owned by them;

     - absence of any breach of their organizational documents, law or other agreements as a result of the merger; and

     - absence of any violation of law or court orders as a result of the merger.

     The merger agreement contains representations and warranties made by Biomet and Acquisition to 3i and to the Control Shareholders as to:

     -    corporate organization and existence;

     -    capitalization;

     -    corporate authority to enter into the merger;

     - absence of any breach of organizational documents, law or other agreements as a result of the merger;

     -    regulatory approvals required in connection with the merger;

     - filing of required regulatory reports and compliance with applicable federal securities laws and regulations;

     -    absence of certain changes in their businesses since May 31, 1999;

     - authorization and issuance of Biomet common shares in connection with the merger;

     - availability of pooling-of-interests accounting treatment for the merger; and

     - absence of any violation of law or court orders as a result of the merger.

     Many of the representations and warranties are qualified by materiality. For a complete statement of the representations and warranties, see Articles IV, IVA and V of the merger agreement which appears as Annex A to this proxy statement/prospectus. All of the representations and warranties by all of the parties were made as of August 28, 1999, the date of the merger agreement, unless expressly stated otherwise.

Certain Covenants

     In the merger agreement, 3i agreed to certain restrictions on its activities until the merger is completed or terminated. The following is a summary of the more significant of those activity restrictions:

     -    changing its corporate status;

     -    conducting its business other than in the ordinary course;

     -    splitting or otherwise changing its outstanding capital stock;

     - declaring any dividend, except to pay accrued and unpaid dividends on the Series A Cumulative Convertible Preferred Stock;

     -    taking any action that would  prevent the merger from  qualifying  for
          pooling-of-interests   accounting   treatment   or   as   a   tax-free
          reorganization;

     -    taking any action that would cause a breach of the merger agreement;

     - entering into any material contract or making any capital expenditures other than in the ordinary course of our business;

     - entering into any business combination agreement with any other company;

     - incurring any indebtedness or paying any compensation other than in the ordinary course of our business;

     -    failing to file tax returns on time or to pay taxes owed;

     -    failing to maintain its insurance policies at their current levels;

     - extending credit to any person or assuming any contingent liabilities other than in the ordinary course of business; or

     - purchasing or selling any real property other than in the ordinary course of business.

     3i, its subsidiaries and the Control Shareholders have agreed that, prior to the closing, they will:

     -    comply with the Hart-Scott-Rodino Antitrust Improvements Act;

     - use reasonable efforts to obtain all consents and approvals needed to consummate the merger;

     - take any action required by governmental authorities necessary to complete the merger;

     -    give any notices to third parties necessary to complete the merger;

     - use reasonable efforts to satisfy the conditions to the merger to be met by 3i;

     -    cooperate with Biomet to complete the merger;

     -    provide Biomet access to 3i upon reasonable request;

     -    deliver to Biomet monthly financial data;

     - provide the information needed by Biomet to prepare the Form S-4 Registration Statement of which this proxy statement/prospectus is a part;

     - distribute this proxy statement/prospectus to 3i stockholders and option holders;

     - terminate all stockholder agreements relating to voting or transfer of 3i stock; and

     - pay all dividends owing on the 3i Series A Cumulative Convertible Preferred Stock.

     The merger agreement also provides that, prior to closing, Biomet will:

     -    take no action  that would  prevent  the merger  from  qualifying  for
          pooling-of-interests   accounting   treatment   or   as   a   tax-free
          reorganization;

     - use reasonable efforts to obtain all consents and approvals needed to complete the merger;

     -    comply with the Hart-Scott-Rodino Antitrust Improvements Act;

     -    cooperate with 3i to complete the merger;

     - prepare and file the Form S-4 Registration Statement of which this proxy statement/prospectus is a part;

     -    comply with all applicable state securities laws and regulations;

     - qualify the Biomet shares to be issued in the merger for quotation on the Nasdaq National Market;

     -    cause Acquisition to approve the merger;

     - take any action required by governmental authorities necessary to complete the merger;

     -    give any notices to third  parties  necessary  to complete the merger;
          and

     - use its reasonable efforts to satisfy the conditions of the merger agreement to be met by Biomet and Acquisition.

Conditions to Completion of the Merger

     Mutual Closing Conditions. The obligations of the parties to complete the merger are subject to the satisfaction of the following conditions:

     -    no order, decree or ruling restricting the merger is outstanding;

     - Biomet has received from its independent accountants a pooling-of-interests accounting letter to the effect that they concur with the conclusions of Biomet's and 3i's management that no conditions exist with respect to each company which would preclude accounting for the merger of Biomet and 3i as a pooling-of-interests;

     - 3i has received from its independent accountants a pooling-of-interests accounting letter to the effect that they concur with the conclusions of 3i's management that no conditions exist with respect to 3i which would preclude 3i from being a party to a merger accounted for as a pooling-of-interests; and

     -    3i has received  from its  "affiliates"  their  agreement  relating to
          treatment  of  the  merger  as  a  tax  free   reorganization   and  a
          pooling-of-interests transaction.

     Conditions to Biomet's Obligation to Complete the Merger. The obligation of Biomet to complete the merger is subject to the satisfaction of the following conditions:

     - the representations and warranties of 3i and the Control Shareholders continue to be accurate;

     - 3i and the Control Shareholders have complied with their obligations under the merger agreement and met the conditions required to complete the merger in all material respects;

     - the merger agreement has been authorized by all required corporate action on the part of 3i;

     - all material consents, approvals and authorizations needed for 3i to complete the merger have been obtained;

     - Biomet has obtained current UCC 11 financing statements with respect to 3i;

     -    Biomet  has  received   from  3i  all   instruments,   documents   and
          considerations required by the merger agreement;

     - Biomet has received from U.S. Bancorp Piper Jaffray its opinion letter to the effect that the consideration paid by Biomet pursuant to the merger agreement is fair to Biomet, and that letter has not been modified or withdrawn;

     -    Richard   J.   Lazzara   and  Keith  D.  Beaty   have   entered   into
          non-competition agreements with Biomet;

     - the employment agreements between 3i and Keith D. Beaty and Richard J. Lazzara have been terminated for no consideration;

     - Biomet has received from Ice Miller Donadio & Ryan, attorneys for Biomet, its opinion to the effect that the merger will be treated as a tax-free reorganization as defined in Section 368 of the Internal Revenue Code;

     - all options, warrants and other rights to acquire 3i stock have been exercised or terminated;

     - holders of less than 8% of the outstanding 3i Class A common and Class B common stock outstanding as of August 28, 1999 have made a demand for appraisal under Delaware corporate law;

     - all of the 9.5% subordinated debentures of 3i outstanding as of August 28, 1999 have been paid; and

     - Biomet has received from 3i a statement meeting certain requirements of the Internal Revenue Code to the effect that 3i is not a "United States real property holding corporation."

     Conditions to 3i's Obligation to Complete the Merger. The obligations of 3i and the Control Shareholders to complete the merger are subject to the satisfaction of the following conditions:

     -    the representations and warranties of Biomet continue to be accurate;

     - Biomet has complied with its obligations under the merger agreement and met the conditions required to complete the merger in all material respects;

     - the merger agreement has been authorized by all required corporate action on the part of Biomet and Acquisition;

     - all material consents, approvals and authorizations needed for Biomet to complete the merger have been obtained;

     -    3i  has  received   from  Biomet  all   instruments,   documents   and
          considerations required by the merger agreement;

     - 3i has received from Steel Hector & Davis LLP, attorneys for 3i, its opinion to the effect that the merger will be treated as a tax-free reorganization as defined in Section 368 of the Internal Revenue Code; and

     - as to the obligations of the Advent Funds, 3i shall have paid its 9.5% subordinated debentures and all dividends due and owing on its Series A Cumulative Convertible Preferred Stock.

Termination of the Merger Agreement

     Biomet and 3i can agree to end the merger agreement at any time prior to closing.

     Either Biomet or 3i can, without the consent of the other, end the merger agreement if the merger is not completed by January 29, 2000, unless the company seeking to end the merger agreement has breached the agreement and that breach has had a material adverse effect on the ability to close the transaction by that date.

     3i can end the merger agreement if:

     - certain conditions specified in the merger agreement have not been satisfied by closing (see Sections 9.1, 9.2, 9.3 and 9.6 of the merger agreement);

     -    Biomet fails to make certain specified deliveries at closing; or

     - the conversion price is less than $31.86 at the time the conversion price is to be determined.

     If 3i ends the merger agreement for either of the first two of these three reasons, then Biomet will be required to immediatly pay 3i $5.25 million as liquidated damages. Biomet will not be required to pay liquidated damages to 3i if the merger agreement ends because the merger fails to qualify for pooling-of-interests accounting treatment, unless the failure to qualify is the result of action by Biomet.

     Biomet can end the merger agreement if an event occurs that:

     - prevents the completion of the merger in the manner described in the merger agreement;

     - has a materially adverse effect on the business, financial condition, assets, liabilities or the results of operations of 3i and its subsidiaries considered as a whole; or

     - could be expected to effect the operations of the merged business in a materially adverse way.

     If Biomet ends the merger agreement for any of the three reasons listed above, 3i will be required to immediately pay Biomet $5.25 million as liquidated damages. 3i will not be required to pay liquidated damages to Biomet if the merger agreement ends because the merger fails to qualify for pooling-of-interests accounting treatment unless the failure to qualify is the result of action by 3i.

Expenses

     Each of the parties will pay its own expenses in connection with the merger.

Modification or Amendment to the Merger Agreement

     Biomet and 3i can modify or amend the merger agreement, if they both agree to do so in writing. Each can waive its right to require the other to comply with the merger agreement, if the law allows.

Arbitration

     Any dispute between the parties arising from the merger agreement would not be resolved in a civil court action but would instead be submitted to binding arbitration.

REGULATORY REQUIREMENTS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission, the merger cannot be completed until notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Biomet and 3i filed notification and report forms pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice on September 7, 1999 and received notice of early termination of the waiting period requirement on September 21, 1999.

     At any time before or after completion of the merger, the Antitrust Division of the Department of Justice or the Federal Trade Commission, or any state, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of particular assets of Biomet or 3i. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. In addition, non-United States governmental and regulatory authorities may seek to take action under applicable antitrust laws. A challenge to the merger on antitrust grounds may be made and, if such a challenge is made, Biomet and 3i may not prevail.

     The parties are currently in the process of complying with the local law requirements of foreign jurisdictions applicable to the merger. In some cases, approvals by local competition authorities will be required to close the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax consequences of the merger that are applicable to you as a 3i stockholder. This summary is based on the Internal Revenue Code, applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all as of the date of this proxy statement/prospectus. These are all subject to change, possibly with retroactive effect. This summary does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. The discussion below does not address any state, local or foreign tax consequences of the merger. In addition, this discussion may not apply, in whole or in part, to stockholders who acquired 3i common stock pursuant to the exercise of options or warrants or under other employment-related arrangements, or to insurance companies, tax-exempt organizations, financial institutions or broker-dealers, persons who are neither citizens nor residents of the United States, and persons who hold 3i common stock as part of a hedge, straddle or conversion transaction. The following discussion assumes that 3i common stock is held as a capital asset at the effective time of the merger.

     3i stockholders are urged to consult their own tax advisors as to the particular tax consequences of the merger to them, including the applicability and effect of any state, local or foreign laws, and the effect of possible changes in applicable tax laws. This discussion does not apply to ancillary transactions, if any, between the parties, such as any adjustment of intercorporate indebtedness.

     General. Neither 3i nor Biomet will be obligated to consummate the merger unless each receives certain opinions from their respective counsel. These opinions are expected to state that, for U.S. federal income tax purposes:

     - the merger will qualify as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code, and

     - Biomet, Acquisition and 3i will each be a party to the reorganization within the meaning of 368(b) of the Internal Revenue Code.

     Neither Biomet nor 3i has requested or will request an advance ruling from the Internal Revenue Service as to the tax consequences of the merger, and there can be no assurance that the Internal Revenue Service will agree with the conclusions set forth herein. Moreover, the tax opinions are based upon certain facts, representations and assumptions set forth or referred to in these opinions and the continued accuracy and completeness of certain representations made by Biomet, Acquisition and 3i, including representations in certificates to be delivered to counsel at the effective time by the management of each of Biomet and 3i. If these facts, representations or assumptions are incorrect in certain material respects, the conclusions reached by counsel in their opinions would be jeopardized. These opinions are not binding on the Internal Revenue Service or any court. The discussion below assumes that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     Tax Treatment to 3i, Biomet and Acquisition. No gain or loss will be recognized by 3i, Biomet or Acquisition as a result of the merger.

     Tax Treatment to Holders of 3i Common Stock. Except for any cash received in lieu of fractional shares, you will not recognize any gain or loss from receiving Biomet common shares pursuant to the merger. Your aggregate tax basis in the Biomet common shares you receive pursuant to the merger will equal your aggregate tax basis in the shares of 3i common stock you held immediately before the merger, less the basis of any fractional share interest for which you receive cash. Your holding period for the Biomet common shares you receive pursuant to the merger will include the period during which you held the shares of 3i common stock.

     If you receive cash in lieu of a fractional Biomet common share, you will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Biomet subject to Section 302 of the Internal Revenue Code. As a result, you will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the Biomet common shares allocable to the fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, your holding period for 3i shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal income tax rate of 20%.

     A successful Internal Revenue Service challenge to the reorganization status of the merger would result in your recognizing gain or loss with respect to each share of 3i common stock you surrendered. This gain or loss would equal the difference between your basis in that 3i share and the fair market value, as of the effective time of the merger, of the Biomet common shares you received in exchange. In such event, your aggregate basis in the Biomet common shares you received would equal the fair market value of the Biomet shares, and your holding period for these shares would begin the day after the merger.

     Backup Withholding and Information Reporting. You will be subject to information reporting and backup withholding at a 31% rate on cash payments received in exchange for 3i common stock unless you provide your taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certify that the number is correct, certify as to no loss of exemption from backup withholding and meet other conditions. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.


ANTICIPATED ACCOUNTING TREATMENT

     The merger is intended to qualify as a pooling-of-interests for accounting purposes. Under this method of accounting, the recorded historical cost basis of the assets and liabilities of Biomet and 3i will be carried forward to the operations of the combined company at their historical recorded amounts. Results of operations of the combined company will include income of Biomet and 3i for the entire fiscal period in which the combination occurs, and the historical results of operations of the separate companies for fiscal years prior to the merger will be combined and reported as the results of operations of the combined company. For information concerning certain restrictions to be imposed on the transferability of Biomet common shares to be received by affiliates in order, among other things, to ensure the availability of pooling-of-interests accounting treatment, see "Resale Restrictions."

     Completion of the merger is conditioned upon receipt by Biomet and 3i of pooling-of-interests accounting letters from their respective independent accountants. 3i's independent accountants must concur with the conclusions of 3i's management that no conditions exist with respect to 3i which would preclude 3i from being a party to a merger accounted for as a pooling-of-interests. Biomet's independent accountants must concur with the conclusions of Biomet's and 3i's management that no conditions exist with respect to each company which would preclude accounting for the merger of Biomet and 3i as a pooling of interests. See "The Merger Agreement - Conditions to Completion of the Merger." However, qualification for pooling-of-interests accounting treatment cannot be finally determined at the effective time of the merger because it depends in part on subsequent events. For example, transactions in Biomet common shares or 3i common stock by affiliates of Biomet or 3i, respectively, could prevent the merger from qualifying as a pooling-of-interests.

     If, after completion of the merger, the merger fails to qualify for pooling-of-interests accounting treatment, the purchase method of accounting would be applied. Purchase accounting treatment would have a material adverse effect on the reported operating results of Biomet as compared to pooling-of-interests accounting treatment because of required charges to Biomet's earnings for in-process research and development and the amortization of goodwill required by purchase accounting treatment.

RESALE RESTRICTIONS

     This proxy statement/prospectus does not cover resales of the Biomet common shares to be received by the stockholders of 3i upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     All Biomet common shares received by 3i stockholders in the merger will be freely transferable, except that Biomet common shares received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act of 1933) of 3i may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of 3i generally include individuals or entities that control, are controlled by, or are under common control with, 3i and may include certain officers and directors of 3i as well as significant stockholders. Biomet has agreed that, following the closing, it will file a registration statement under the Securities Act of 1933 for use by the affiliates of 3i in disposing of their Biomet common shares.

     Securities and Exchange Commission guidelines regarding qualification for the use of the pooling-of-interests method of accounting also limit sales by affiliates of the shares of the acquiring and acquired companies in a business combination. These guidelines indicate further that the pooling-of-interests method of accounting generally will not be challenged on the basis of sales by affiliates of shares of the acquiring or acquired company if they do not dispose of any of the shares they own or shares they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of combined operations of the merged companies have been published. See "Anticipated Accounting Treatment."

     Pursuant to the merger agreement, 3i has caused each of its affiliates to execute a written agreement restricting the disposition by those persons of the Biomet common shares to be received in the merger.

COMPARISON OF RIGHTS OF BIOMET SHAREHOLDERS AND 3i STOCKHOLDERS

     The rights of 3i stockholders are currently governed by Delaware corporate law and 3i's certificate of incorporation and bylaws. Upon completion of the merger, 3i stockholders will become shareholders of Biomet and their rights as Biomet shareholders will be governed by Indiana corporate law and Biomet's articles of incorporation and bylaws. There are a number of differences between the rights of Biomet shareholders and 3i stockholders. The following is a brief summary of the material differences between the rights of Biomet shareholders and the rights of 3i stockholders, and is qualified in its entirety by reference to the relevant provisions of Delaware corporate law and Indiana corporate law and by Biomet's articles of incorporation and bylaws and 3i's certificate of incorporation and bylaws. Biomet's articles of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Voting Rights

     Biomet. The holders of Biomet common shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. Biomet's articles of incorporation do not provide for cumulative voting in the election of directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a meeting of stockholders may, if they so choose, elect all directors to be selected at that meeting, thereby precluding minority stockholder representation on Biomet's board of directors.

     3i. The holders of shares of 3i Class A common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The holders of 3i Class B common stock have no right to vote upon any matter relating to 3i. The holders of 3i Series A Cumulative Convertible Preferred Stock are entitled to the number of votes the holder would be entitled to cast if the holder had converted its Series A Cumulative Convertible Preferred Stock into 3i Class A common stock at the record date relating to the meeting at which the shares are to be voted. 3i's certificate of incorporation does not provide for cumulative voting in the election of directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a meeting of stockholders may, if they so choose, elect all directors to be selected at that meeting, thereby precluding minority stockholder representation on 3i's board of directors.

Number, Election, Vacancy and Removal of Directors

     Biomet. Biomet's board of directors currently has 13 members. The number of directors may be changed by a resolution adopted by Biomet's board of directors but the number of directors may not be less than 10 nor greater than 14 persons without an amendment to Biomet's bylaws. Each director of Biomet serves until the annual meeting of shareholders in the year in which his or her term expires and his or her successor is duly elected and qualified.

     Biomet's bylaws provide that vacancies and newly-created directorships shall be filled by a majority of directors then in office, even if less than a quorum. Each director that is elected to fill a vacancy serves in office until the term of the director which he or she replaced has expired and his or her successor is duly elected and qualified.

     Biomet's bylaws state that any director may be removed with or without cause by the affirmative vote of at least 75% of all votes entitled to be cast at a shareholders' meeting. The shareholders must have been given prior notice that one purpose of this meeting is the removal of a director.

     3i. 3i's board of directors currently has three members. The number of directors may be changed by a resolution adopted by 3i's board of directors. Each director of 3i serves until the annual meeting of stockholders in the year in which his or her term expires and his or her successor is duly elected and qualified.

     3i's bylaws provide that vacancies and newly-created directorships shall be filled by a majority of directors then in office, even if less than a quorum. Each director that is elected to fill a vacancy serves in office until the term of the director which he or she replaced has expired.

     3i's bylaws provide that stockholders may only remove a director for cause and only by the affirmative vote of at least 80% of the then outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Stockholder Action by Written Consent

     Biomet. Under Indiana corporate law, any action required or permitted to be taken by the corporation's shareholders at a meeting of shareholders may be taken without a meeting and without a vote if a written consent is signed by all the shareholders entitled to vote on the action. The corporation must give all non-voting shareholders written notice of the action at least 10 days before the action is to be taken.

     3i. Under Delaware corporate law, unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken by the corporation's stockholders may be effected by less than unanimous consent without prior notice and without a vote. However, 3i's certificate of incorporation provides that any action required or permitted to be taken by the stockholders of the corporation must be taken at a duly called annual or special meeting of such holders and may not be taken by consent.

Special Stockholders Meetings

     Biomet. Biomet's bylaws provide that meetings of the shareholders of the corporation may be called only by:

     -    the board of directors;

     -    the chief executive officer; or

     - the holders of shares having at least 90% of all outstanding votes entitled to be cast on the matter for which the meeting is called. These shareholders must deliver a signed and dated written notice to the secretary of Biomet demanding the meeting and describing the purpose of the meeting.

     3i. 3i's bylaws provide that meetings of the stockholders of the corporation may be called only by a majority of the board of directors. This majority must be a majority of the total number of director positions which have been authorized and not just a majority of currently filled directorships.

Advance Notice Provisions for Stockholder Nominations of Directors

     Biomet. Biomet's bylaws require advance notice from shareholders who want to nominate candidates for election as directors. Biomet's bylaws provide that a shareholder's notice must be delivered to or mailed and received at the principal executive offices of Biomet:

     - not less than 60 days before the meeting but not more than 90 days before the meeting; but

     - if less than 70 days' prior notice or public disclosure of the meeting date is given or made by Biomet, then shareholders may nominate directors up to the close of business on the 10th day following the day the notice was mailed or the public disclosure was made by Biomet.

     Biomet's bylaws require that, to be in proper form, a shareholder's notice must contain:

     - as to each person whom the shareholder proposes to nominate for election or re-election as a director:

          -    the nominee's name, age, business address and residence address;

          -    the nominee's principal occupation or employment;

          -    the  class  and  number  of  Biomet   shares   that  the  nominee
               beneficially owns;

          - all other information relating to the nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Securities and Exchange Commission rules; and

     -    as to the shareholder giving the notice:

          -    the shareholder's name and record address; and

          - the class and number of Biomet shares that the shareholder beneficially owns.

     3i. 3i's bylaws also require advance notice from stockholders who want to nominate candidates for election as directors. 3i's bylaws provide that a written stockholder's notice must be delivered to the secretary of 3i:

     -    not less than 90 days prior to the date of the meeting; but

     - if less than 90 days prior notice or public disclosure is given or made by 3i, then stockholders may nominate directors up to the close of business on the 10th day following the day the notice was mailed or public disclosure was made by 3i.

     3i's bylaws require that, to be in proper form, a stockholder's notice must contain:

     - as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to the nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Securities and Exchange Commission rules; and

     -    as to the stockholder giving the notice:

          -    the stockholder's name and record address; and

          - the class and number of shares of capital stock of 3i that the stockholder beneficially owns.

Amendments To Articles of Incorporation, Certificate of Incorporation and Bylaws

     Biomet. Under Indiana corporate law, amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors and approved by a majority of all votes entitled to be cast on that amendment. Proper notice to both voting and non-voting shareholders also must be provided. Additionally, if any class or series of shares is entitled to vote as a group, the proposed amendment must be approved by at least a majority of the votes of the shares of each class or series of shares entitled to vote as a group. Indiana corporate law permits a corporation to alter the voting requirements. Biomet's articles of incorporation provides that approval by at least 75% of the shares entitled to vote is required to alter, amend or repeal its articles of incorporation. However, Biomet's articles of incorporation permit an increase in the number of authorized shares to be made upon the affirmative vote of a majority of the outstanding common shares entitled to vote. Indiana corporate law also permits certain non-economic changes to be made to a corporation's articles of incorporation with the approval of a majority of the entire board of directors, without shareholder approval.

     Biomet's bylaws provide that the bylaws may be amended or repealed only by Biomet's board of directors by a majority vote of the directors.

     3i. Under Delaware corporate law, amendments to a corporation's certificate of incorporation must be approved by the board of directors, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, and the affirmative vote of the holders of a majority of the outstanding stock of each class entitled to vote for the amendment, unless a higher vote is required by the corporation's certificate of incorporation.

     3i's bylaws require the affirmative vote of at least 80% of the then outstanding shares of 3i stock entitled to vote in the election of directors, voting together as a single class, to amend or repeal certain sections or articles in its certificate of incorporation. These sections and articles are as follows:

     - Section 2 of Article VI, relating to the election and term of directors;

     -    Article VIII, relating to indemnification of officers and directors;

     -    Article X, relating to corporate action by stockholders; and

     -    Article XII, relating to amendment of certificate of incorporation.

All other provisions of 3i's certificate of incorporation may be altered or amended, or provisions may be added in accordance with Delaware corporate law described above.

     3i's bylaws empower its board of directors to adopt, amend or repeal its bylaws by the affirmative vote of a majority of its board of directors. This majority must be a majority of the total number of director positions which have been authorized and not just a majority of the currently filled directorships.

     3i's bylaws also empower its shareholders to adopt, amend or repeal its bylaws but requires the affirmative vote of at least 80% of the then outstanding shares of 3i stock entitled to vote in the election of directors, voting together as a single class, to effect the change.

Dividends

     Biomet. Under Indiana corporate law, the board of directors of an Indiana corporation has the power to declare and pay dividends upon its issued and outstanding shares. However, no dividends may be declared if, after giving them effect:

     - the corporation would not be able to pay its debts as they become due in the usual course of business; or

     - the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of paying the dividends, to satisfy the rights of the holders of any class of shares that are superior to those of holders of the shares on which the dividend is to be paid.

     Biomet has one class of common shares authorized and outstanding. All common shares participate equally in dividends. While Biomet has authorized its board of directors to issue preferred shares, none have been issued or are outstanding.

     3i. Under Delaware corporate law, a corporation's board of directors may declare and pay dividends upon the shares of its capital stock either:

     -    out of its surplus; or

     - in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

     3i's certificate of incorporation states that both the 3i Class A common stock and the 3i Class B common stock will participate equally in any dividend declared by its board of directors. The holders of 3i Series A Cumulative Convertible Preferred Stock are entitled to receive dividends at a fixed annual rate of 6% of the original per share price. These dividends are cumulative from the date of original issue.

Limitations on Director's Liability

     Biomet. Indiana corporate law does not contain any provision permitting a corporation to eliminate or limit a director's personal liability for monetary damages for a breach of his or her fiduciary duty of care to the corporation or its shareholders. However, the Indiana corporate law enumerates certain standards that, if met, permit a director to avoid personal liability for any action taken as a director or any failure to take such action. Indiana corporate law requires a director to act:

     -    in good faith;

     - with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

     - in a manner the director reasonably believes to be in the best interests of the corporation.

A director may consider the effects of any action on shareholders, employees, suppliers and customers of the corporation and communities in which the corporation's offices are located and any other factors the director considers pertinent in considering the best interest of the corporation. Indiana corporate law permits a director to rely upon the corporation's officers and employees he or she reasonably believes to be reliable and competent, legal counsel, public accountants or other experts as to matters he or she believes are within the person's professional or expert competence, and committees of the board of which the director is not a member, unless the director has knowledge which makes reliance upon such persons or committees unwarranted. Indiana corporate law provides that a director will not be liable for any action taken as a director or for any failure to take any action unless the director has failed to comply with the standards enumerated in the statute and such failure to comply constitutes willful misconduct or recklessness.

     3i. The Delaware corporate law permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's personal liability for monetary damages for a breach of a director's fiduciary duty to the corporation or its stockholders, subject to certain significant exceptions. Directors in a Delaware corporation adopting such a provision remain fully liable for:

     -    breaches of their duty of loyalty;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - payment of unlawful dividends or unlawful stock repurchases or redemptions; or

     -    deriving an improper personal benefit.

     In addition, the Delaware corporate law does not remove the directors' duty of care, but only provides directors with relief from monetary damages. 3i's certificate of incorporation contains a provision consistent with Delaware corporate law limiting a director's personal liability.

Indemnification

     Biomet. Indiana corporate law permits a corporation to indemnify any person who is a party or is threatened to be made a party to any action, suit or proceeding brought or threatened by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving as such with respect to another corporation at the request of the corporation, if:

     -    that person acted in good faith;

     - in the case of conduct in his or her official capacity, he or she reasonably believed his or her conduct to be in the best interests of the corporation, or in the case of all other conduct, he or she reasonably believed his or her conduct was not opposed to the best interests of the corporation; and

     - with respect to any criminal action, had reasonable cause to believe the individual's conduct was lawful or had no reasonable cause to believe his or her actions were unlawful.

     Biomet's articles of incorporation provide for mandatory indemnification of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, because he or she is or was a director, officer, employee or agent of Biomet, or is or was serving at the request of Biomet as a director, officer, employee or agent of another corporation or other enterprise, if the person has been wholly successful on the merits of the proceeding. Biomet may advance expenses, which include attorney's fees, to any director, officer, employee or agent of Biomet. Amounts to be indemnified include judgments, penalties, fines, settlements and reasonable expenses that were actually incurred by the person. However, if the proceeding was by or in the right of Biomet, the person will be indemnified only against reasonable expenses incurred and indemnification will not be provided if the individual is adjudged liable to Biomet in the proceeding.

     3i. Delaware corporate law permits a corporation to indemnify officers, directors, employees and agents for certain actions. The provisions of Delaware corporate law are substantially the same as the provisions of Indiana corporate law with respect to such indemnification.

     3i's certificate of incorporation provides that any person who was or is made a party or is threatened to be made a party to any action, suit or proceeding because he or she is or was a director, officer or employee of 3i, or is or was serving at the request of 3i as a director, officer, employee, agent or trustee of another corporation or other enterprise, must be indemnified and held harmless by 3i against all expense reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by Delaware corporate law. Therefore, 3i may indemnify a person only if that person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of 3i. Moreover, in a criminal proceeding, that person must have had no reasonable cause to believe his or her actions were unlawful. 3i must indemnify any such person seeking indemnification in connection with a proceeding initiated by that person only if the proceeding was authorized by 3i's board of directors. 3i's certificate of incorporation further provides that the right to indemnification includes the right to have 3i pay the expenses incurred in defending any such proceeding in advance of its final disposition if that director or officer undertakes to repay all amounts so advanced if ultimately it is determined that such director or officer is not entitled to be indemnified. 3i may also indemnify, to the same extent officers and directors are indemnified, any employee or agent of 3i.

Merger or Sale of Assets

     Biomet. Biomet's articles of incorporation state that no merger, consolidation or sale of substantially all of Biomet's assets may be completed without the affirmative vote of the holders of at least 75% of the outstanding common shares entitled to vote on the action.

     3i. 3i's certificate of incorporation states that, when the board of directors is considering a tender or exchange offer, a merger or consolidation or a sale of substantially all of 3i's assets, it may consider all relevant factors including the social and economic effect of accepting the offer on 3i's and its subsidiaries, present and future customers and employees, the effect on the communities in which 3i and its subsidiaries operate, and the ability of 3i to fulfill its corporate objectives. Delaware corporate law requires such transactions to be approved by holders of a simple majority of the outstanding stock entitled to vote thereon.

Anti-Takeover Provisions

     Biomet. Certain provisions of Indiana corporate law are designed to protect minority shareholders in the event a person acquires, pursuant to a tender offer or otherwise, the number of shares which exceed certain threshold percentages of the outstanding voting power of the corporation. Once these thresholds are exceeded, these shares are referred to as "Control Shares." A person will be deemed the holder of Control Shares if he or she owns securities of the corporation conveying more than:

     -    20% of all voting power;

     -    33 1/3% of all voting power; or

     -    50% of all voting power.

     An acquiror who purchases Control Shares without seeking and obtaining the prior approval of the board of directors cannot vote the Control Shares until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding the Control Shares and any shares held by officers of the corporation and employees of the corporation who are directors thereof), approve in a special or annual meeting the rights of the acquiror to vote the Control Shares.

     These provisions of Indiana corporate law only apply to an Indiana corporation that has:

     -    100 or more shareholders;

     - its principal place of business, its principal office, or substantial assets within Indiana; and

     -    either:

          -    more than 10% of its shareholders resident in Indiana;

          -    more than 10% of its shares owned by Indiana residents; or

          -    10,000 shareholders resident in Indiana

An Indiana corporation otherwise subject to these provisions may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Biomet meets the above requirements and is governed by these provisions.

     Among other provisions relating to transactions effecting a change in control in Indiana corporations, Indiana corporate law establishes a 5-year period beginning with the acquisition of a 10% interest in the corporation during which certain business transactions involving the acquiring shareholder are prohibited unless, prior to the acquisition of such interest, the board of directors gives approval to the acquisition of such interest or to the proposed business combination. After the 5-year period expires, a business combination involving the acquiring shareholder may take place only upon approval by a majority vote of shares not held by the acquiring shareholder or its affiliates or if the other shareholders receive a formula price based on the highest price paid by the acquiring shareholder. The minimum price for voting shares other than common shares is to be determined under criteria similar to that for common shares, except the minimum price as defined cannot be less than the highest preferential amount to which the shares are entitled in the event of any liquidation, dissolution or winding up of the corporation.

     3i. Delaware corporate law provides that a merger, consolidation or disposition of assets or securities involving an "interested shareholder," defined as a person beneficially owning 15% or more of a corporation's voting stock, would be prohibited for 3 years following the date such person became an interested shareholder unless:

     - before such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder;

     - upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - following the transaction in which such person became an interested shareholder, the transaction is approved by the board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock not owned by the interested shareholder.

     The anti-takeover provision applies automatically to Delaware corporations except those corporations with less than 2,000 stockholders of record or those that do not have voting stock listed on a national securities exchange or listed for quotation on the Nasdaq Stock Market. Such a corporation may, if it wishes, "opt in" by amending its certificate of incorporation to adopt the provision. Any corporation may decide to "opt out" of the statute at any time, by action of its stockholders. 3i has not "opted in" to this statute.

Appraisal Rights

     Biomet. Under Indiana corporate law, shareholders of Indiana corporations have the right to object and obtain payment of the fair value of their shares in certain business combination transactions and other specified corporate actions. These rights are not available for holders of shares if, on the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the corporate action is to be acted upon, such shares are traded on a registered United States securities exchange or on the Nasdaq National Market or a similar market. Biomet common shares are traded on the Nasdaq National Market. Therefore, as shareholders of Biomet, the former 3i stockholders will not have appraisal rights in future transactions to which Biomet is a party.

     3i. Under Delaware law, appraisal rights may be available in connection with a statutory merger or consolidation in certain specific situations. Appraisal rights are not available when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger or consolidation. In addition, no appraisal rights are available to holders of shares of any class of stock that is either: (i) listed on a national securities exchange or on the Nasdaq National Market or (ii) held of record by more than 2,000 stockholders, unless such stockholders are required by the terms of the merger or consolidation to accept anything other than:

     -    shares of the surviving corporation;

     - shares of stock that are listed on a national securities exchange or designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders;

     -    cash in lieu of fractional shares; or

     -    any combination of the foregoing.

Stockholders do not have appraisal rights with respect to any transaction involving the sale, lease or exchange of all or substantially all of the assets of the corporation, but do have those rights in a merger.





     Stockholders who perfect their appraisal rights are entitled to receive cash from the corporation equal to the value of their shares as established by judicial appraisal. Corporations may enlarge these statutory rights by including in their certificate of incorporation a provision allowing the appraisal rights in any merger or consolidation in which the corporation is a constituent corporation. 3i's certificate of incorporation does not enlarge these rights.

ADDITIONAL INFORMATION

Legal Matters

     Certain legal matters  relating to the validity of the Biomet common shares to be issued in  connection  with the merger  will be passed  upon by Ice Miller
Donadio & Ryan, Box 82001, One American Square, Indianapolis,  Indiana 46282. It
is a  condition  to the  completion  of the  merger  that  Biomet and 3i receive opinions  from Ice  Miller  Donadio & Ryan and Steel  Hector & Davis  LLP,  1900
Phillips Point West, 777 South Flagler  Drive,  West Palm Beach,  Florida 33401,
respectively,  with respect to the tax  consequences of the merger,  and that 3i and Biomet  receive from Ice Miller Donadio & Ryan and Steel Hector & Davis LLP, respectively, their opinions as to various other legal matters.

Experts

     The consolidated financial statements of Biomet, Inc. incorporated in this proxy statement/prospectus by reference to Biomet's Annual Report on Form 10-K for the year ended May 31, 1999, have been so incorporated in reliance of the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

     Ernst & Young LLP, independent  certified public accountants,  have audited
3i's consolidated financial statements at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included 3i's financial statements in this proxy statement/prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     Biomet has filed with the Securities and Exchange Commission a registration statement  under the Securities Act of 1933 that registers the  distribution  of the Biomet common shares to be issued to 3i  stockholders in connection with the
merger.  The  registration  statement,   including  the  attached  exhibits  and
schedules,  contains  additional  relevant  information  about Biomet and Biomet common  shares.  The  rules  and  regulations  of the  Securities  and  Exchange
Commission allow Biomet to omit certain information included in the registration statement from this proxy statement/prospectus.

     In addition, Biomet files reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Securities and Exchange Commission:



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
Public Reference Room                    New York Regional Office              Chicago Regional Office
450 Fifth Street, N.W.                   7 World Trade Center                  Citicorp Center
Room 1024                                Suite 1300                            500 West Madison Street
Washington, DC 20549                     New York, NY 10048                    Suite 1400
1-800-SEC-0330                                                                 Chicago, IL 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The Securities and Exchange Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Biomet, that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

     The Securities and Exchange Commission allows Biomet to "incorporate by reference" information into this proxy statement/prospectus. This means that it can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this document.

     This proxy statement/prospectus incorporates by reference the documents listed below that Biomet (File No. 0-12515) has previously filed with the Securities and Exchange Commission. They contain important information about Biomet and its financial condition.

     1)   Annual Report on Form 10-K for the year ended May 31, 1999.

     2) The description of Biomet common shares set forth in Biomet's registration statement (Registration No. 33-6798) filed on Form S-3 on June 26, 1986; including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating that description.

     In addition, all documents and reports filed by Biomet pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this proxy statement/prospectus and prior to the date of the meeting shall be deemed to be incorporated by reference in this proxy statement/prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

     You can obtain any of the documents incorporated by reference in this document through Biomet or from the Securities and Exchange Commission through its web site at the address described above. Documents incorporated by reference are available from Biomet without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as a exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Biomet at the following address:

Greg W. Sasso
Vice President - Corporate Development and Communications
Biomet, Inc.
P.O. Box 587
Airport Industrial Park
Warsaw, Indiana 46581-0587
Telephone (800) 348-9500 or (219) 267-6639
greg.sasso@biometmail.com

     If you would like to request documents, please do so by ___________________, 1999 to receive them before the meeting. If you request any incorporated documents, Biomet will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

     Neither Biomet nor 3i has authorized anyone to give any information or make any representation about the merger, Biomet or 3i that is different from, or in addition to, the information contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Forward-looking Statements

     This proxy statement/prospectus, including information included or incorporated by reference herein, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of Biomet and 3i, as well as certain information relating to the merger, including, without limitation, statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. For those statements, Biomet and 3i claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the factors described under "Risk Factors" in this proxy statement/prospectus and the following factors:

     - competitive pressures among health care products manufacturers and service providers may increase significantly;

     - general economic or business conditions, either internationally, nationally or in the states in which Biomet or 3i are doing business, may be less favorable than expected resulting in, among other things, a reduced demand for health care products and services;

     - legislative or regulatory changes may adversely affect the business in which Biomet and 3i are engaged;

     - technological changes, including "Year 2000" data systems compliance issues, may be more difficult or expensive than anticipated; and

     -    changes may occur in the securities markets.

FINANCIAL INFORMATION

     Set forth below is certain financial information of 3i including, among other things, its audited annual financial statements and certain unaudited interim financial data. Similar information for Biomet is incorporated by reference into this proxy statement/prospectus from filings it has made with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. 3i is not subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and therefore, has not incorporated its information by reference.

Report of Independent Certified Public Accountants

Board of Directors
Implant Innovations International
  Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Implant Innovations International Corporation and Subsidiaries (the Company) as of December 31, 1998 and 1997, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Implant Innovations International Corporation and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                     /s/ ERNST & YOUNG LLP



West Palm Beach, Florida
February 24, 1999

Implant Innovations International
Corporation and Subsidiaries

Consolidated Balance Sheets

                                                                       June 30                 December 31
                                                                     ------------     ------------------------------
                                                                         1999            1998               1997
                                                                     ------------     -----------       ------------
                                                                     (Unaudited)
Assets

Current assets:
  Cash and cash equivalents                                          $ 3,243,030      $ 2,722,249       $ 3,687,036
  Trade accounts receivable, net                                      10,488,474        8,578,771         8,354,654
  Inventories                                                         13,096,764       15,349,430         7,913,914
  Deferred income taxes                                                3,123,455        3,060,923         1,355,747
  Prepaid expenses and other current assets                            1,333,258        1,408,690           816,651
                                                                     ------------     -----------       ------------
Total current assets                                                  31,284,981       31,120,063        22,128,002


Property and equipment, net                                            8,292,056        8,509,758         6,567,209

Intangible assets, net of accumulated amortization of
$624,198 in 1999, $526,007 in 1998 and $206,700 in 1997                3,140,357        3,043,768         1,558,480

Other assets                                                             334,148          310,043           389,463
                                                                     ------------     -----------       ------------
Total assets                                                         $43,051,542      $42,983,632       $30,643,154
                                                                     ============     ===========       ============
Liabilities and common shareholders' equity

Current liabilities:
  Accounts payable                                                   $ 1,428,593      $ 3,216,038       $ 2,988,989
  Other accrued expenses                                               7,120,971        6,659,678         5,527,768
  Current obligations under capital leases                               922,924        1,040,313           817,566
  Short-term borrowings                                                2,739,782        3,471,943         2,503,157
                                                                     ------------     -----------       ------------
Total current liabilities                                             12,212,270       14,387,972        11,837,480


Long-term debt                                                         3,010,937        2,901,901         2,711,699
Obligations under capital leases                                       1,698,170        2,134,423         1,729,593
Deferred income taxes                                                    550,285          550,285           443,305
Other liabilities                                                         70,000           70,000           140,000
Minority interest                                                        139,769               --                --

Redeemable convertible cumulative preferred stock - at
  redemption value                                                     3,112,500        3,037,500         2,887,500

Commitments and contingencies

Common shareholders' equity:
  Class A common stock - $.001 par value,  20,000,000
    shares  authorized;  6,646,967 shares issued and
    outstanding                                                            6,647            6,647             6,647
  Class B common  stock - $.001 par value,  5,000,000
    shares  authorized;  353,032 shares issued and
    outstanding                                                              353              353               353
  Additional paid-in capital                                           1,348,801        1,350,687         1,376,705
  Accumulated other comprehensive income (loss)                         (456,034)         277,558          (241,438)
  Retained earnings                                                   21,357,844       18,266,306         9,751,310
                                                                     ------------     -----------       ------------
Total common shareholders' equity                                     22,257,611       19,901,551        10,893,577
                                                                     ------------     -----------       ------------
Total liabilities and common shareholders' equity                    $43,051,542      $42,983,632       $30,643,154
                                                                     ============     ===========       ============

See accompanying notes.

Implant Innovations International
Corporation and Subsidiaries

Consolidated Statements of Income
                                              Six months ended
                                                  June 30                               Years Ended
                                        ---------------------------     --------------------------------------------

                                            1999           1998             1998            1997            1996
                                        ------------   ------------     ------------    ------------    ------------
                                             (Unaudited)

Net sales                               $40,908,259    $34,363,616      $70,487,795     $54,744,753     $43,382,754
Cost of goods                            16,030,611     15,690,057       29,701,468      22,066,038      15,405,057
                                        ------------   ------------     ------------    ------------    ------------
Gross margin                             24,877,648     18,673,559       40,786,327      32,678,715      27,977,697

Other operating expenses:
  Selling and marketing                  12,737,105      9,430,024       21,472,255      15,891,184      11,502,252
  General and administrative              4,957,751      3,887,319        8,363,838       7,673,464       7,197,524
  Research and development                1,758,210      1,567,688        3,251,480       3,611,924       3,078,334
                                        ------------   ------------     ------------    ------------    ------------
                                         19,453,066     14,885,031       33,087,573      27,176,572      21,778,110
                                        ------------   ------------     ------------    ------------    ------------
Operating income                          5,424,582      3,788,528        7,698,754       5,502,143       6,199,587

Other income (expense):
  Interest expense                         (444,820)      (454,552)        (796,471)       (507,574)       (496,192)
  Other                                      27,916         (4,321)        6,552,681         125,191        (29,429)
                                        ------------   ------------     ------------    ------------    ------------
                                           (416,904)      (458,873)       5,756,210        (382,383)       (525,621)
                                        ------------   ------------     ------------    ------------    ------------

Income before income taxes                5,007,678      3,329,655       13,454,964       5,119,760       5,673,966
Income taxes                              1,841,140      1,276,710        4,789,968       1,986,846       2,163,461
                                        ------------   ------------     ------------    ------------    ------------
Net income                                3,166,538      2,052,945        8,664,996       3,132,914       3,510,505
Preferred stock dividends                   (75,000)       (75,000)        (150,000)       (150,000)       (150,000)
                                        ------------   ------------     ------------    ------------    ------------
Net income available to
  common shareholders                   $ 3,091,538    $ 1,977,945      $ 8,514,996     $ 2,982,914     $ 3,360,505
                                        ============   ============     ============    ============    ============
Earnings per share:
  Basic                                 $       .44    $       .28      $      1.22     $       .43     $       .48
                                        ============   ============     ============    ============    ============
  Assuming full dilution                $       .38    $       .25      $      1.04     $       .37     $       .42
                                        ============   ============     ============    ============    ============
Shares used in the
  computation of earnings
  per share:
    Basic                                 6,999,999      6,999,999        6,999,999       6,999,999       6,999,999
                                        ============   ============     ============    ============    ============
    Assuming full dilution                8,387,130      8,360,200        8,356,988       8,362,016       8,293,610
                                        ============   ============     ============    ============    ============

See accompanying notes.

Implant Innovations International
Corporation and Subsidiaries

Consolidated Statements of Common Shareholders' Equity


                                                                    Additional    Accumulated Other                    Total Common
                                             Common Stock            Paid-In       Comprehensive        Retained       Shareholders'
                                         Class A       Class B       Capital       Income (Loss)        Earnings           Equity
                                         ---------------------     -----------    -----------------   ------------     -------------

Balance, January 1, 1996                  $6,647         $353      $1,380,904         $       -       $ 3,407,891       $ 4,795,795
    Accrued dividends on redeemable
      preferred stock                          -            -               -                 -          (150,000)         (150,000)
    Net income                                 -            -               -                 -         3,510,505         3,510,505
                                          ------         ----      -----------        ----------      ------------      ------------
Balance, December 31, 1996                 6,647          353       1,380,904                 -         6,768,396         8,156,300
    Accrued dividends on redeemable
      preferred stock                          -            -               -                 -          (150,000)         (150,000)
    Foreign currency translation
      adjustment                               -            -               -          (241,438)                -          (241,438)
    Other                                      -            -          (4,199)                -                 -            (4,199)
    Net income                                 -            -               -                 -         3,132,914         3,132,914
                                          ------         ----      -----------        ----------      ------------      ------------
Balance, December 31, 1997                 6,647          353       1,376,705          (241,438)        9,751,310        10,893,577
    Accrued dividends on redeemable
      preferred stock                          -            -               -                 -          (150,000)         (150,000)
    Foreign currency translation
      adjustment                               -            -               -           518,996                 -           518,996
    Other                                      -            -         (26,018)                -                 -           (26,018)
    Net income                                 -            -               -                 -         8,664,996         8,664,996
                                          ------         ----      -----------        ----------      ------------      ------------
Balance, December 31, 1998                 6,647          353       1,350,687           277,558        18,266,306        19,901,551
    Accrued dividends on redeemable
      preferred stock (unaudited)              -            -               -                 -           (75,000)          (75,000)
    Foreign currency translation
      adjustment (unaudited)                   -            -               -          (733,592)                -          (733,592)
    Other (unaudited)                          -            -          (1,886)                -                 -            (1,886)
    Net income (unaudited)                     -            -               -                 -         3,166,538         3,166,538
                                          ------         ----      -----------        ----------      ------------      ------------
Balance, June 30, 1999 (unaudited)        $6,647         $353      $1,348,801         $(456,034)      $21,357,844       $22,257,611
                                          ======         ====      ===========        ==========      ============      ============

See accompanying notes.

Implant Innovations International
Corporation and Subsidiaries

Consolidated Statements of Cash Flows

                                                    Six months ended
                                                        June 30                              Years ended
                                               --------------------------     --------------------------------------------
                                                   1999          1998             1998           1997            1996
                                               ------------  ------------     ------------    ------------    ------------
                                                       (Unaudited)
Operating activities

Net income                                     $ 3,166,538   $ 2,052,945      $ 8,664,996     $ 3,132,914     $ 3,510,505
Adjustments to reconcile net income to net
cash provided by operating activities:
     Depreciation and amortization               1,484,534     1,090,485        2,561,621       1,859,737       1,304,229
     Write-down of license agreement                     -             -                -               -         300,000
     Loss on disposal of property and
       equipment                                         -             -                -          13,471         108,398
     Deferred income taxes                         (62,532)       14,346       (1,598,196)        202,349        (691,929)
     Accretion of debenture discount               109,036        90,736          190,202         158,281         108,130
     Allowance for trade accounts
       receivable                                 (212,532)       454,692        1,896,921         (21,366)        399,825
     Allowance for inventories                     880,519       325,487        1,650,144         326,917         481,062
     Changes in operating assets and
     liabilities:
       Trade accounts receivable                (2,007,835)   (2,438,299)      (2,121,038)     (4,418,839)     (1,334,208)
       Inventories                               1,563,344    (3,834,449)      (8,282,660)       (606,508)     (2,453,163)
       Prepaid expenses and other current
         assets                                    123,909      (513,543)        (382,217)       (343,397)        (42,888)
       Other assets                                (24,105)      110,694          128,833        (221,358)        (93,559)
       Accounts payable                         (1,975,273)    1,607,965          227,049       1,191,051         756,559
       Other accrued expenses                      461,292     6,622,837        1,131,910       1,682,565       1,468,416
                                               ------------  ------------     ------------    ------------    ------------
Net cash provided by operating activities        3,506,895     5,583,896        4,067,565       2,955,817       3,821,377

Investing activities

Purchases of property and equipment             (1,006,162)   (1,577,660)      (2,460,966)     (1,631,638)     (3,020,854)
Investments in patents and license
  agreements                                        41,317      (328,877)        (559,719)       (681,913)        (52,737)
Cash paid to acquire distributors' net
  assets                                                 -    (2,411,635)      (2,411,635)       (575,854)       (157,500)
                                               ------------  ------------     ------------    ------------    ------------
Net cash used in investing activities             (964,845)   (4,318,172)      (5,432,320)     (2,889,405)     (3,231,091)

(continued)

Implant Innovations International
Corporation and Subsidiaries

Consolidated Statements of Cash Flows (continued)
                                                      Six months ended
                                                          June 30                                     Years ended
                                                -----------------------------        ---------------------------------------------
                                                    1999             1998                1998             1997            1996
                                                ------------     ------------        ------------     ------------    ------------
                                                          (Unaudited)
Financing activities

Principal payments on capital lease
  obligations                                      (553,643)        (452,717)         (1,061,796)        (701,755)       (673,414)
Proceeds from short-term borrowings, net           (732,161)      (2,426,688)            968,786        2,503,157               -
Other                                                (1,873)         (24,605)            (26,018)          (4,199)              -
                                                ------------     ------------        ------------     ------------    ------------
Net cash (used in) provided by financing
  activities                                     (1,287,677)      (2,904,010)           (119,028)       1,797,203        (673,414)
                                                ------------     ------------        ------------     ------------    ------------

Effect of exchange rate changes on cash and
  cash equivalents                                 (733,592)          23,676             518,996         (241,438)              -
(Decrease) increase in cash and cash
  equivalents                                       520,781       (1,614,610)           (964,787)       1,622,177         (83,128)
Cash and cash equivalents at beginning of
  period                                          2,722,249        3,687,036           3,687,036        2,064,859       2,147,987
                                                ------------     ------------        ------------     ------------    ------------
Cash and cash equivalents at end of period      $ 3,243,030      $ 2,072,426         $ 2,722,249      $ 3,687,036     $ 2,064,859
                                                ============     ============        ============     ============    ============

Supplemental schedule of noncash investing and financing activities

Capital leases entered into for the
  acquisition of property and equipment         $     -          $ 1,268,727         $ 1,619,373      $   928,968     $ 1,317,435
                                                ============     ============        ============     ============    ============

Cumulative dividends accrued on redeemable
  preferred stock                               $   75,000       $    75,000         $   150,000      $   150,000     $   150,000
                                                ============     ============        ============     ============    ============

See accompanying notes.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements

    Information pertaining to the six month periods ended June 30, 1999 and
                              1998 are unaudited.

1. Summary of Significant Accounting Policies

Nature of Business

Implant Innovations International Corporation and Subsidiaries (the Company) markets, manufactures and distributes a complete line of dental implants, components and related products known as the 3i System. The Company also offers continuing education courses on oral health care treatment planning and proper use of the 3i System.

The Company's worldwide customer base includes oral surgeons, prosthodontists, periodontists, general dentists and laboratories that primarily handle surgical and restorative dental implant cases. The majority of the Company's international revenues are derived through wholly-owned subsidiaries and distributors.

Principles of Consolidation

The consolidated  financial  statements  include the accounts of the Company and
its  wholly-owned  subsidiaries.   All  significant  intercompany  balances  and
transactions have been eliminated.

Interim Financial Statements

The accompanying unaudited interim consolidated financial statements as of June 30, 1999 and for the six month periods ended June 30, 1999 and 1998 include all adjustments which, in the opinion of management, are necessary for a fair presentation of the Company's consolidated financial position and results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. The results of the Company's operations for the six months ended June 30, 1999 and 1998 are not necessarily indicative of the results of operations for a full fiscal year.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


1.   Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from product sales at the time of shipment. The Company permits its customers to return products under certain circumstances. The effect of these programs is estimated and recorded in the consolidated financial statements.

Long-Lived Assets

The Company accounts for long-lived assets pursuant to Statement of Financial Accounting Standards (SFAS) No 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the assets may be impaired. The Company, based on current circumstances, does not believe that any long-lived assets were impaired at June 30, 1999 or December 31, 1998.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The credit risk associated with cash and cash equivalents is considered low due to the credit quality of the issuers of the financial instruments.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


1.   Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk and other Business Risk

Trade accounts receivable include amounts due from distributors located in various countries within Europe, Latin America, and the Far East, along with amounts due from customers in the United States, Canada, Mexico and various European countries. The Company performs ongoing evaluations of its significant customers and generally does not require collateral. The Company's allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover potential credit losses. Trade accounts receivable are stated net of allowances for doubtful accounts and provisions for sales returns of $2,985,000 at June 30, 1999, $3,198,000 in 1998 and $1,300,000 in 1997.

The Company has entered into distribution agreements with two manufacturers whereby the Company has exclusive rights to market, distribute and sell certain products within exclusive territories. The sale of these products amounted to 17% of total revenue in 1998.

Inventories

Inventories, primarily consisting of implants and related components, are valued at the lower of cost (first-in, first-out) or market.

Intangible Assets

Intangible assets consist of patents, trademarks, license agreements, goodwill and noncompete agreements. These assets are recorded at cost and amortized using the straight-line method over their estimated useful lives ranging from 3 to 40 years. The Company continually reviews the recoverability of the carrying value of these assets.

Advertising Costs

The Company expenses advertising costs as incurred. During 1998, 1997 and 1996, the Company incurred approximately $1,623,000, $1,267,000 and $806,000 of advertising expenses, respectively.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


1. Summary of Significant Accounting Policies (continued)

Startup and Organizational Costs

Startup and organizational costs expended by the Company in establishing operations at its subsidiaries are expensed as incurred.

Earnings Per Share

The Company computes earnings per share pursuant to SFAS No. 128, Earnings Per Share. The dilutive effect of options, warrants and convertible preferred stock has been considered in the calculation of earnings per share (see Note 13).

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Amortization of leasehold improvements and property and equipment under capital leases is provided using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Minority Interest

Minority interest represents the minority interest's 20% share of equity of Implant Innovations Canada, Inc. which is accounted for by the Company on a consolidated basis (see Note 2).

Foreign Currency Translation

     Assets and liabilities of foreign operations are translated from local currency to U.S. dollars at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the period. With the exception of Mexico, which is classified as a highly inflationary economy for periods prior to January 1, 1999, changes in exchange rates and the related impact of currency fluctuation is included in accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Financial statements for Mexico are translated at the appropriate current or historical exchange rates, and the effect of these adjustments are included in the consolidated statements of income. During the six months ended June 30, 1999 and the year ended December 31, 1998, the Company realized foreign exchange losses of approximately $99,000 and $121,000, respectively.

Effective January 1, 1999, Mexico was no longer considered a highly inflationary economy. The impact of Mexico's currency fluctuation beginning in 1999 was included with the Company's other foreign operations, in accumulated other comprehensive income (loss) as a separate component of shareholders' equity.

Comprehensive Income (Loss)

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity arising from non-owner sources. It includes net income as well as foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. The Company adopted SFAS No. 130 in 1998. The Company does not have any components of comprehensive income except for net income and foreign currency translation (see above).

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)



1. Summary of Significant Accounting Policies (continued)

Regulation

The Company is subject to regulations by the United States Food and Drug Administration and by various overseas regulatory bodies.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

2. Acquisitions

In May 1999, the Company completed the acquisition of 80% of its previously independent distributor in Canada for approximately $699,000. The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on fair value. The cost in excess of net assets acquired was approximately $427,000 and is being amortized over 40 years. The consolidated financial statements reflect the results of operations of the acquired distributor from the date of acquisition. The Company entered into an option agreement with the 20% shareholder to purchase its shares for approximately $136,000 at anytime through May 2004, and at fair market value thereafter. The Company has been notified by the 20% shareholder that it wishes to exercise its option to sell the 20% minority interest to the Company for $136,000. No minority interest amounts have been recorded in the statement of income for the six months ended June 30, 1999 since such amounts are not significant.

In January 1998, the Company completed the acquisition of its previously independent distributor in Germany for approximately $2,412,000. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on fair value. The cost in excess of net assets acquired was $885,000 and is being amortized over 40 years. The consolidated financial statements reflect the results of operations of the acquired distributor from the date of acquisition.

In July 1997, the Company completed the acquisition of its previously independent distributor in Spain for approximately $786,000. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on fair value. The cost in excess of net assets acquired was $532,000 and is being amortized over 40 years. The consolidated financial statements reflect the results of operations of the acquired distributor from the date of acquisition.

The purchase agreement with the United Kingdom's distributor in 1996 provides for contingent payments based on net sales (as defined) through 1999. Such contingent payments are recorded as additional cost of the acquisition.
Contingent payments of $16,000 and $15,000 were earned for the years ended December 31, 1998 and 1997, respectively.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


3. Inventories

Inventories consisted of the following:

                                  June 30,                 December 31,
                                    1999              1998             1997
                                ------------      ------------     ------------
     Finished products          $ 8,809,707       $10,592,278      $ 4,367,998
     Work-in-process              7,077,488         6,628,304        3,906,514
     Raw materials                1,078,140           996,971          857,381
                                ------------      ------------     ------------
                                 16,965,335        18,217,553        9,131,893
     Less allowances             (3,868,571)       (2,868,123)      (1,217,979)
                                ------------      ------------     ------------
                                $13,096,764       $15,349,430      $ 7,913,914
                                ============      ============     ============


4. Property and Equipment

At December 31, 1998 and 1997, property and equipment, including property and equipment pursuant to capital lease agreements, consisted of the following:


                                      1998              1997
                                  ------------      ------------
       Equipment                  $10,622,864       $ 8,699,786
       Computer software            2,510,882           525,559
       Furniture and fixtures       2,117,763         1,876,795
       Leasehold                      688,007           664,358
                                  ------------      ------------
                                   15,939,516        11,766,498
       Less accumulated
         depreciation and
         amortization              (7,429,758)       (5,199,289)
                                  ------------      ------------
                                  $ 8,509,758       $ 6,567,209
                                  ============      ============

Depreciation expense for the six months ended June 30, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996 was $1,244,218, $1,003,611, and
$2,230,010, $1,643,637 and $1,272,733, respectively.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)




5. Accrued Liabilities


Accrued liabilities consisted of the following:

                                        June 30         December 31
                                         1999        1998        1997
                                      ----------  ----------  ----------

     Payroll, commission and benefits $1,986,455  $1,463,554  $1,633,548
     Income and sales tax payable      1,436,240   1,542,113   1,252,054
     Other                             3,698,276   3,654,011   2,642,166
                                      ----------  ----------  ----------
     Total accrued liabilities        $7,120,971  $6,659,678  $5,527,768
                                      ==========  ==========  ==========

6.       Short-Term Borrowings

The Company has a $10 million ($5 million at December 31, 1997) line-of-credit (the Line) with a financial institution. The Line bears interest at 2.15% (2.65% at December 31, 1997) above the 30-day Commercial paper rate, as reported in the Wall Street Journal, for an effective interest rate of 7.05% at December 31, 1998. The Line is collateralized by all of the Company's assets and matures on September 30, 2001. The terms of the agreement require among other things, the Company to maintain a minimum level of tangible net worth and debt to tangible net worth as defined. At December 31, 1998 and 1997, the Company had $6,528,057 and $2,496,843 available under the Line, respectively.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


7. Long-Term Debt

In 1995, the Company issued $3,500,000 face amount of subordinated debentures with detachable common stock purchase warrants (see Note 9) at a discount of $1,147,000. Interest under the debentures is payable quarterly at 9.5%. The discount is being accreted over the term of the debentures using the effective interest method (accretion of $190,202 and $158,281 in 1998 and 1997, respectively). Repayment of the debentures is subordinated to amounts outstanding under the Line (see Note 6). The debentures may be prepaid, in whole or in part, at any time. Upon the closing of a Qualified Public Offering, as defined, or a sale of the Company, the entire outstanding principal amount plus all accrued and unpaid interest shall be paid in whole. The terms of the agreement restrict, among other things, the Company's ability to declare or pay any distribution on its capital stock, enter into new commitments or borrowings over specified amounts and dispose of assets outside the ordinary course of business. In addition, the Company is required to maintain a minimum level of tangible net worth, as defined, along with certain other financial covenants.

The subordinated debentures mature in equal annual amounts of $1,166,667 in the years 2000 through 2002.

The Company paid interest on short-term borrowings, long-term debt and capital leases of approximately $428,000 and $477,000 for the six month periods ended June 30, 1999 and 1998, and $607,000, $511,000 and $552,000 for the years ended
December 31, 1998, 1997 and 1996, respectively.

8.       Capital Leases

The Company leases equipment under long-term capital leases. The following is a schedule of future minimum lease payments under all capitalized leases together with the present value of the net minimum lease payments as of December 31, 1998:

     Year ended December 31,
     1999                                                            $1,262,584
     2000                                                               996,193
     2001                                                               675,390
     2002                                                               578,873
     2003                                                               134,695
                                                                     -----------
     Total                                                            3,647,735
     Less amount representing unamortized interest                     (472,999)
                                                                     -----------
     Present value of net minimum lease payments (including
         current portion of $1,040,313 at December 31, 1998)         $3,174,736
                                                                     ===========

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.      Capital Leases (continued)

At December 31, 1998 and 1997, included in property and equipment (see Note 4), is equipment under capital lease obligations of $6,101,271 and $4,576,999, net of accumulated amortization of $2,772,217 and $2,101,400, respectively.

9.      Redeemable Preferred Stock and Common Stock Purchase Warrants

In 1995, the Company issued 776,788 shares of its Series A Cumulative Convertible Preferred Stock for $2,500,000. Cumulative dividends are payable at a fixed annual rate of 6%. Each share of preferred stock has voting rights equal to the Class A Common Stock. The preferred stock and its cumulative accrued and unpaid dividends ($537,500 and $387,500 at December 31, 1998 and 1997, respectively) are redeemable at the option of the holder upon a Qualified Public Offering (as defined) through December 1999. If a Qualified Public Offering has not occurred by that date, commencing March 2000, the Company will begin redeeming the preferred stock by making 16 quarterly payments in the amount of $156,250 plus cumulative dividends. In the event of any liquidation, dissolution or winding up of the Company, the holders of outstanding Series A Preferred Stock shall be entitled to receive an amount equal to the original purchase price paid plus all cumulative accrued and unpaid dividends. The terms of the preferred stock agreement restrict, among other things, the Company's ability to authorize or issue equity securities, enter into new commitments or borrowings over specified amounts or make certain expenditures over specified amounts not provided for in the Company's budget.

As discussed in Note 7, the Company also issued subordinated debentures with detachable warrants to the holders of the redeemable preferred stock. The warrants give the holders the right to purchase up to 517,859 shares of Class A Common Stock of the Company at a purchase price of $.01 per share. The warrants were recorded at $1,077,290, which represents their estimated fair value at the date of issuance, net of issuance costs of $69,710. The warrants may be exercised in full, in part or by surrender of the debentures on or before May 26, 2002.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


10.      Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:

     - Cash and Cash Equivalents, Accounts Receivable, Capital Lease Obligations and Accounts Payable - The carrying amounts reported in the consolidated balance sheets approximate fair value because of the short maturities of such instruments.

     - Short-Term Financing - The carrying amount of short-term borrowings approximates fair value because the interest rate is tied to a quoted variable rate.

     - Long-Term Debt and Redeemable Preferred Stock - Amounts outstanding for long-term debt bear interest at 9.5%. Redeemable preferred stock provides for cumulative dividends at 6%. The carrying amounts reported in the consolidated balance sheets approximate fair value using a discounted cash flow analysis at estimated market rates.

11.      Stock Options and Benefit Plan

The Company has elected to account for stock-based employee compensation awards under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock at the date of grant, no compensation expense is recognized.

In 1995, the Company granted 352,832 options to a major shareholder for the right to purchase an equivalent number of shares of Class B Common Stock at an exercise price of $5 per share. The options are fully vested, immediately exercisable and expire in 2005.

In 1995, the Board of Directors approved the 1995 Stock Option Plan (the Plan). Awards under the Plan may be granted as incentive stock options, nonqualified stock options, or stock appreciation rights. The Plan provides for the granting of a maximum of 600,000 options to purchase Class B Common Stock to key employees and consultants of the Company. The option price per share shall not be less than 100% (110% if the optionee is granted ISOs and owns more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the underlying shares on the date of grant. The maximum term of an option may not exceed ten years (five years for any 10% stockholder). The options generally have a ten year term and vest ratably over a five-year period. During 1998 and 1997, the Company granted 79,500 and 139,500 options, respectively, at an exercise price of $5 or $6 per share.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.       Stock Options and Benefit Plan (continued)

Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of outstanding options was estimated at the date of grant using the minimum value method using the following assumptions: risk-free interest rate of 6% for 1998 and 1997; no expected dividends; and weighted average expected life of the options of five years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Based on the assumptions utilized above, the pro forma impact on net income for 1998 and 1997 is not materially different from amounts reported.

The following is a summary of stock option activity for the years ended December 31, 1998, 1997 and 1996:

                                    Stock Option Plan                            Other
                              1998         1997        1996          1998        1997         1996
                            ---------    --------    --------      -------      -------     -------
Shares under option:
Outstanding                  509,170     401,770     388,070       352,832      352,832     352,832
Granted                       79,500     139,500      28,500             -            -           -
Canceled or
  repurchased               (125,800)    (32,100)    (14,800)            -            -           -
                            ---------    --------    --------      -------      -------     -------
Outstanding
   December 31               462,870     509,170     401,770       352,832      352,832     352,832
                            =========    ========    ========      =======      =======     =======
Exercisable at
  December 31                183,722     143,968      74,654       352,832      352,832     352,832
                            =========    ========    ========      =======      =======     =======
Available for future
  grant at
  December 31                137,130      90,830     198,230             -            -           -
                            =========    ========    ========      =======      =======     =======
Weighted-average
  remaining
  contractual life
  in years                         7           8           9             6            7           8
                            =========    ========    ========      =======      =======     =======

For the six months ended June 30, 1999, the Company granted 41,700 employee stock options with and exercise price of $6 per share and a term of ten years.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


11.  Stock Options and Benefit Plan (continued)

At June 30, 1999, shares of Class A and B Common Stock issuable upon the exercise of warrants and employee stock options and upon conversion of the redeemable preferred stock have been reserved for issuance as follows:


             Warrants                                  517,859
             Employee stock options                    952,832
             Redeemable preferred stock                776,788
                                                     ---------
             Total shares reserved                   2,247,479
                                                     =========

The Company has established a 401(k) plan covering substantially all full-time hourly and salaried employees. Company contributions to the plan are based on employee contributions and the level of company match. The Company's contribution to the plan totaled approximately $69,300 and $64,600 for the years ended December 31, 1998 and 1997, respectively.

12.      Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The U.S. and foreign components of income (loss) before income taxes consisted of the following:

                       1998              1997              1996
                   ------------       -----------       -----------
U.S.               $17,459,780        $6,534,519        $5,679,389
Foreign             (4,004,816)       (1,414,759)           (5,423)
                   ------------       -----------       -----------
Total              $13,454,964        $5,119,760        $5,673,966
                   ============       ===========       ===========

As of December 31, 1998, the Company had net operating loss carryforwards of $642,422 in foreign tax jurisdictions that expire in 2002 through 2004. These net operating loss carryforwards may only be used to offset future income in tax filings in the foreign jurisdiction in which they were incurred. The Company has provided a 100% valuation allowance against the deferred tax assets related to these carryforwards as management believes that it is more likely than not that they will expire unused.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


12.  Income Taxes (continued)

The components of the provision for income taxes in 1998, 1997 and 1996 are as follows:

                           1998              1997              1996
                        -----------       ----------        -----------
Current:
     Federal            $5,574,607        $1,504,905        $2,458,227
     State                 810,651           279,592           397,163
                        -----------       ----------        -----------
                         6,385,258         1,784,497         2,855,390
Deferred:
     Federal            (1,416,776)          186,874          (595,687)
     State                (178,514)           15,475           (96,242)
                        -----------       ----------        -----------
                        (1,595,290)          202,349          (691,929)
                        -----------       ----------        -----------
Total                   $4,789,968        $1,986,846        $2,163,461
                        ===========       ==========        ===========

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:


                                              1998          1997          1996
                                             -----         -----         -----
Statutory rate                               35.0%         34.0%         34.0%
State income taxes, net of federal
     benefit                                  2.9           2.9           5.5
Research and development tax
     credit                                  (0.2)         (2.9)         (1.6)
Permanent items                               0.9           2.8           1.2
Benefit from foreign sales
     corporation                             (3.9)         (4.7)         (4.6)
Unrecognized benefit of foreign
     net operating losses                     0.7           2.9             -
Other, net                                    0.2           3.8           3.6
                                             -----         -----         -----
Effective tax rate                           35.6%         38.8%         38.1%
                                             =====         =====         =====

The income tax provisions recorded by the Company for the periods ended June 30, 1999 and 1998 are based on the Company's estimated annual effective tax rates.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


12.  Income Taxes (continued)

The significant components of deferred income tax assets and liabilities as of December 31, 1998 and 1997, are as follows:

                                                          1998              1997
                                                      ------------      -----------
    Deferred tax assets:
         Allowances for inventories and
         receivables                                   $2,259,815       $  860,081
         Other reserves                                   785,602          480,676
         Foreign operating loss carryforwards             239,190          149,442
         Capital loss carryforwards                        73,468                -
         Other items                                       15,506           14,990
         Valuation allowance                             (312,658)        (149,442)
                                                       -----------      -----------
    Total deferred tax assets                           3,060,923        1,355,747

    Deferred tax liability:
         Property and equipment basis differences         322,704          268,119
         Other items                                      227,581          175,186
                                                       -----------      -----------
    Total deferred tax liabilities                        550,285          443,305
                                                       -----------      -----------
    Net deferred income tax asset                      $2,510,638       $  912,442
                                                       ===========      ===========

Income taxes paid for the six month periods ended June 30, 1999 and 1998 and the years ended December 31, 1998, 1997, 1996, were $2,170,660 and $1,274,365, and
$5,642,562, $1,587,600, and $2,336,700, respectively.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)



13.      Earnings Per Share

                                                           Six Months Ended
                                                               June 30,                           Years Ended December 31,
                                                   ------------------------------      ---------------------------------------------
                                                       1999               1998             1998            1997             1996
                                                   -----------        -----------      -----------      -----------      -----------
Numerator:

  Net income                                       $3,166,538         $2,052,945       $8,664,996       $3,132,914       $3,510,505

  Less: Preferred stock dividends                     (75,000)           (75,000)        (150,000)        (150,000)        (150,000)
                                                   -----------        -----------      -----------      -----------      -----------
  Numerator for basic earnings per
    share-income available to common
    shareholders                                    3,091,538          1,977,945        8,514,996        2,982,914        3,360,505

Effect of dilutive securities:

  Dividends on convertible preferred
    securities                                         75,000             75,000          150,000          150,000          150,000
                                                   -----------        -----------      -----------      -----------      -----------
Numerator for diluted earnings per share -
  income available to common shareholders
  after assumed conversions                        $3,166,538         $2,052,945       $8,664,996       $3,132,914       $3,510,505
                                                   ===========        ===========      ===========      ===========      ===========
Denominator:

  Denominator for basic earnings per share-
    weighted average shares                         6,999,999          6,999,999        6,999,999        6,999,999        6,999,999

Effect of dilutive securities:

  Warrants                                            517,064            516,996          516,996          516,974          516,823

  Convertible preferred securities                    776,788            776,788          776,788          776,788          776,788

  Stock options                                        93,279             66,417           63,205           68,255                -
                                                   -----------        -----------      -----------      -----------      -----------
Dilutive potential common shares                    1,387,131          1,360,201        1,356,989        1,362,017        1,293,611

Denominator for diluted earnings per share -
  adjusted weighted average shares and
  assumed conversions                               8,387,130          8,360,200        8,356,988        8,362,016        8,293,610
                                                   ===========        ===========      ===========      ===========      ===========
Earnings per share - basic                               $.44               $.28             $1.22            $.43             $.48
                                                   ===========        ===========      ===========      ===========      ===========
Earnings per share - diluted                             $.38               $.25             $1.04            $.37             $.42
                                                   ===========        ===========      ===========      ===========      ===========

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


14.      Commitments and Contingencies

Operating Leases

The Company and its subsidiaries lease office, manufacturing and warehouse space under noncancelable operating lease agreements which expire through 2011. The Company has an option to purchase its U.S. Corporate facility on or before November 2002.

Rent expense for operating leases for the six month periods ended June 30, 1999 and 1998, and the years ended December 31, 1998, 1997, 1996, was approximately $623,000 and $560,000, and $1,195,000, $953,000, and $506,000, respectively.
Future minimum annual rentals due under noncancelable leases with remaining terms in excess of one year are as follows:


         Year ended December 31,
                  1999                               $ 1,202,669
                  2000                                 1,148,985
                  2001                                 1,086,686
                  2002                                 1,086,873
                  2003                                 1,105,051
                  Thereafter                          10,825,445
                                                     -----------
                                                     $16,455,709
                                                     ===========
Other Commitments

The Company has contracted with various universities and surgical centers to perform clinical research studies. The future annual contractual obligations are as follows:

         Year ended December 31,
                  1999                                $  742,154
                  2000                                   551,823
                  2001                                   301,189
                  2002                                   132,689
                  2003                                    52,000
                                                      ----------
                                                      $1,779,855
                                                      ==========

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


14. Commitments and Contingencies (continued)

Legal Matters

In 1991, a competitor commenced a patent infringement action against the Company. The Company denied the allegations and filed an antitrust counterclaim against the competitor. During 1994 and 1995, the court entered judgments in favor of the Company with respect to both the patent infringement and antitrust claims, which were subject to appeal.

During 1995, in conjunction with a corporate reorganization, the Company assigned the rights to 50% of any potential proceeds of the above mentioned actions, net of legal fees, to certain shareholders of the Company. During 1996 through 1998, the claims progressed through a series of motions and appeals and in October 1998, the U.S. Supreme Court denied the competitor's petition for a final review of the decision, upholding the previous judgments in favor of the Company. Of the total $15.7 million proceeds, the Company recorded in 1998 approximately $6.6 million in other income which represents the Company's share of the net proceeds, after reducing the total proceeds by the previously assigned shareholders' portion, and $4.7 million in applicable legal fees and expenses.

From time to time, the Company is subject to various legal proceedings and claims which have arisen in the ordinary course of its business and which are pending. In the opinion of management, such matters will not result in any material liability to the Company.

15.      Segment Analysis

The Company operates in one significant business segment, oral reconstructive products, which includes the design, development, manufacturing and marketing of dental implants and components, membranes and bone substitute materials. The Company manages its business segments primarily on a geographic basis. These geographic segments are comprised of the United States, Europe and Other. Other geographic segments include Canada and Mexico. The Company evaluates performance based on operating income of each geographic segment. Identifiable assets are those assets used exclusively in the operations of each business segment. Revenues attributable to each geographic area are based on the location in which the sale originated.

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)



15.      Segment Analysis (continued)

                                           Six Months ended June 30                      Year ended December 31
                                            1999               1998             1998                1997              1996
                                        -----------        ------------      ------------        ------------     ------------
Information by geographic areas
is as follows:

   Net sales to customers:
     United States                      $31,185,828        $28,880,526       $58,456,203         $51,997,682      $43,297,463
     Europe                               8,803,317          5,105,553        11,241,369           2,226,146           81,291
     Other                                  919,114            377,537           790,223             520,925            4,000
                                        -----------        ------------      ------------        ------------     ------------
                                        $40,908,259        $34,363,616       $70,487,795         $54,744,753      $43,382,754
                                        ===========        ============      ============        ============     ============
Operating income (loss):
     United States                      $ 2,954,743        $ 4,091,810       $ 7,927,304         $ 6,015,610      $ 6,204,278
     Europe                               2,173,612           (346,939)         (223,860)           (461,778)          (3,482)
     Other                                  296,227             43,657            (4,690)            (51,689)          (1,209)
                                        -----------        ------------      ------------        ------------     ------------
                                        $ 5,424,582        $ 3,788,528       $ 7,698,754         $ 5,502,143      $ 6,199,587
                                        ===========        ============      ============        ============     ============

                                                    June 30,                                    December 31,
                                            1999               1998             1998                1997              1996
                                        -----------        ------------      ------------        ------------     ------------

Long-lived assets:
     United States                      $ 8,774,075        $ 8,469,392       $ 8,802,305         $ 6,915,580      $ 5,935,009
     Europe                               2,076,757          2,515,248         2,580,781           1,111,633           94,902
     Other                                  441,826            219,054           170,439              98,477           16,469
                                        -----------        ------------      ------------        ------------     ------------
                                        $11,292,658        $11,203,694       $11,553,525         $ 8,125,690      $ 6,046,380
                                        ===========        ============      ============        ============     ============

Implant Innovations International
Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


15.      Segment Analysis (continued)

     United States export sales, primarily to European and South American countries, aggregated $9,166,165 and $10,404,468 for the six months ended June 30, 1999 and 1998 and $21,017,786, $20,670,631 and $19,884,709 for the years ended December 31, 1998, 1997 and 1996. These sales are included in United States sales to customers above. The increase in European sales and operating income is primarily due to the acquisition of foreign distributors in Spain (June 1997) and Germany (January 1998). Sales to these entities and resulting operating income were classified as United States export sales and operating income prior to the acquisitions.

16.      Subsequent Events (Unaudited)

On August 28, 1999, the Company entered into an agreement and plan of merger ("Agreement") pursuant to which the Company will become a wholly owned subsidiary of Biomet, Inc. The Agreement is subject to the approval of the Company's shareholders.

ANNEX A

AGREEMENT AND PLAN OF MERGER


     This Agreement and Plan of Merger ("Agreement") dated as of August 28, 1999, is by and among Biomet, Inc., an Indiana corporation ("Biomet"); Palm Acquisition Corp., an Indiana corporation ("Acquisition"); Implant Innovations International Corporation, a Delaware corporation (the "Parent") (Parent and all of its subsidiaries (individually, a "Subsidiary," and collectively, the "Subsidiaries") being referred to hereinafter as the "Company"); Implant Innovations, Inc., a Florida corporation ("Implant"); and those shareholders of Parent whose names appear on the signature pages of this Agreement (individually, a "Control Shareholder," and collectively, the "Control Shareholders").

Preliminary Statements

1. Biomet and its subsidiaries design, manufacture and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy, including reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, spinal implants, general surgical instruments, arthroscopy products, bone cements, bone substitutes and craniomaxillofacial implants and instruments. Acquisition is a wholly-owned subsidiary of Biomet, formed solely to effectuate the transactions described in this Agreement.

2. Parent, through its Subsidiaries, is engaged principally in the business of designing, manufacturing and marketing of dental implants and related products. The sole business of Parent consists of ownership of all of the outstanding shares of the Subsidiaries.

3. The Boards of Directors of Biomet and Acquisition deem a merger of Parent with and into Acquisition pursuant to the terms of this Agreement (the "Merger") desirable and in the best interests of Biomet and Acquisition, respectively. The Boards of Directors of Acquisition and Biomet have, by resolutions duly adopted, approved this Agreement. Approval of the Merger by the shareholders of Biomet is not required under the Indiana Business Corporation Law, as amended (the "BCL").

4. The Board of Directors of Parent and the Control Shareholders deem a merger of Parent with and into Acquisition pursuant to the terms of this Agreement desirable and in the best interests of Parent, the Subsidiaries and the shareholders of Parent. The Board of Directors of Parent has, by resolutions duly adopted, approved this Agreement on behalf of Parent and has recommended approval of this Agreement by the shareholders of Parent.

5. The parties intend, by executing and delivering this Agreement, to adopt a plan of reorganization withing the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a "reorganization" as therein defined.

6. For financial accounting purposes, it is intended that the Merger shall be accounted for as a "pooling-of-interests" in accordance with the requirements of Opinion No. 16 "Business Combinations" of the Accounting Principles Board of the American Institute of Certified Public Accountants, as amended and/or interpreted by the rules and regulations of the
     Securities and Exchange Commission (the "SEC") and applicable pronouncements by the Financial Accounting Standards Board, the Emerging Issues Task Force and the American Institute of Certified Public Accountants (the "Pooling Requirements").

Terms and Conditions

     In consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, and intending to be legally bound thereby, Biomet, Acquisition, Parent and the Control Shareholders agree to the following terms and conditions.

ARTICLE I

The Merger

     Section 1.1. Merger. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, Parent shall be merged with and into Acquisition pursuant to the provisions of and with the effect provided in the BCL and the Delaware Business Corporation Act. Upon the consummation of the Merger, the separate existence of Parent shall cease, and the corporate existence of Acquisition, with all its purposes, powers and objects shall continue unaffected and unimpaired by the Merger, and Acquisition and Parent shall be a single surviving corporation which shall be Acquisition (sometimes referred to herein as the "Surviving Corporation").

     Section 1.2. Effective Time of Merger. If (a) all of the conditions precedent to the Merger as set forth in Articles VIII and IX of this Agreement are satisfied or waived, and (b) this Agreement is not terminated prior to the Closing (as defined in Section 11.1) as permitted by the provisions of this Agreement, then at the Closing a Certificate of Merger in substantially the form of Exhibit 1.2(a) and Articles of Merger in substantially the form of Exhibit 1.2(b) (collectively, the "Merger Documents") shall be executed by Acquisition. As soon as practicable following the Closing, Biomet shall cause the Merger Documents to be filed with the Secretary of State of the State of Delaware ("Delaware Secretary of State") and with the Secretary of State of the State of Indiana ("Indiana Secretary of State"), in the manner provided under Delaware and Indiana laws relative thereto. The Merger shall become effective as of 12:01 a.m. Eastern Standard Time on the date following the date on which the Merger Documents have been filed with both the Delaware Secretary of State and the Indiana Secretary of State ("Effective Time").

     Section 1.3. Legal Effect. At and after the Effective Time, the Surviving Corporation shall possess all of the rights, privileges, immunities, powers and franchises of Acquisition and Parent and shall be subject to and shall assume all the duties and liabilities of Acquisition and Parent as a corporation existing under the BCL.

     Section 1.4. Change of Name. As of and after the Effective Time, the name of the Surviving Corporation shall be "Implant Innovations Holding Corporation."

     Section 1.5. Other Actions. Biomet, Acquisition, the Company and the Control Shareholders agree to take all action necessary or appropriate to effectuate the transactions contemplated by this Agreement. If after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or the Merger Documents, the officers and directors of Acquisition shall have the authority to take all such action.

ARTICLE II

Corporate Governance

     Section 2.1. Articles of Incorporation; Bylaws. The Articles of Incorporation of Acquisition as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation. The Bylaws of Acquisition as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until amended or repealed as provided by law.

     Section 2.2. Officers and Directors. The directors of Acquisition at the Effective Time shall continue as the directors of the Surviving Corporation, and at the Effective Time the officers of the Surviving Corporation shall be as set forth in Exhibit 2.2, to serve, in each case, until their successors shall have been elected or appointed and qualify in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation or as otherwise provided by law.

ARTICLE III

Conversion of Shares;
Issuance of Biomet Common Shares

     Section 3.1. Conversion. At the Effective Time, all of the shares of Class A Common Stock and Class B Common Stock of Parent issued and outstanding immediately prior to the Closing (the "Parent Stock") shall, by virtue of the Merger and without any action on the part of the Company or its shareholders, be converted into Common Shares of Biomet ("Biomet Common Shares"), as provided in
Section 3.2. No Biomet Common Shares shall be issuable with respect to any options, warrants, convertible securities or other rights to acquire Parent Stock outstanding as of the date hereof, all of which shall be exercised or otherwise converted into Parent Stock immediately prior to the Closing, or terminated effective as of the Closing. All certificates formerly representing Parent Stock shall be deemed canceled and of no further effect in representing an equity interest in the Surviving Corporation, and from and after the Closing shall represent only the right to receive the Biomet Common Shares to which the holders thereof are entitled in accordance with the terms of this Agreement. All shares of Parent Stock held as treasury shares at the Closing shall be canceled.

     Section 3.2. Issuance of Biomet Common Shares. Biomet shall issue to the holders of Parent Stock, in proportion to their ownership of Parent Stock and in the manner described in Section 3.3, that aggregate number of Biomet Common Shares equal to the quotient obtained by dividing the "Net Purchase Price," calculated in the manner described herein, by the Conversion Price (as defined below). The Net Purchase Price shall be obtained by subtracting from
$175,000,000 the "Net Debt" of the Company (as defined below); provided, however, that if Net Debt as defined below is a negative amount greater than $1,000,000, then the Net Purchase Price shall be $176,000,000. For purposes of this Agreement, "Net Debt" of the Company shall mean the difference obtained by subtracting the Aggregate Cash and Cash Equivalents of the Company (as defined below) from the Aggregate Indebtedness of Palm (as defined below). The "Aggregate Indebtedness of the Company" shall mean the aggregate of the following with respect to Parent and its Subsidiaries, determined as of the close of business on the last day of the last month immediately preceding the Closing Date: (i) any obligation for borrowed money (and any notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money) or any obligation (current and long-term) under any capital lease, plus (ii) interest payable or accrued with respect to any obligation identified in (i) and all declared and unpaid dividends on the Series A Cumulative Convertible Preferred Stock of Parent (the "Preferred Stock"); provided, however that Aggregate Indebtedness of the Company shall not include any indebtedness incurred subsequent to the date of this Agreement to the extent that the proceeds thereof are applied to the acquisition of (a) Carena France, S.A., the French distributor of the Company, or (b) the Biogran product line from Orthovita, Inc. The "Aggregate Cash and Cash Equivalents of the Company" shall mean the aggregate of the following with respect to Parent and its
Subsidiaries: (w) all cash and deposits in banks and on hand, plus (x) all cash equivalents as so classified in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis, determined in each case as of the close of business on the last day of the last month immediately preceding the Closing Date, plus (y) cash received by the Company at the Closing as a result of the exercise of options and warrants to purchase Parent Stock outstanding on the date hereof, and minus (z) the amount of all transaction expenses to be paid by Parent pursuant to Section 14.7, to the extent such expenses shall not have been paid prior to the date of determination of Aggregate Cash and Cash Equivalents of the Company. The "Conversion Price" shall be equal to the average of the last sale price for a Biomet Common Share as reported by the National Association of Securities Dealers Automated Quotation System - National Market System ("Nasdaq-NMS") for the twenty consecutive trading days ending with the third trading day immediately preceding the Closing Date, provided, however, that the Conversion Price shall not be greater than $43.45 and shall not be less than $33.79. Neither Biomet, Acquisition, the Company or the Control Shareholders shall have the right to terminate this Agreement or to refuse to close the transactions contemplated hereby as a result of the Conversion Price being either greater or less than the amounts set forth in the foregoing sentence, except that Parent shall have the right to terminate this Agreement in the manner specified in Article X if the Conversion Price is less than $31.86.

     Section 3.3. Distribution of Biomet Common Shares. The Biomet Common Shares issuable pursuant to Section 3.2 shall be distributed to the holders of Parent Stock, pro rata in proportion to their interests, provided, however, that an aggregate number of Biomet Common Shares equal to (i) ten percent (10%) of the aggregate number of Biomet Common Shares issuable pursuant to Section 3.2 (as the General Contingency Fund defined in Section 8.B. of the Escrow Agreement), plus (ii) that number of Biomet Common Shares that, at the Conversion Price, has a value equal to $10,000,000 (as the Specified Contingency Fund defined in Section 8.B. of the Escrow Agreement), shall be deposited on behalf of the holders of Parent Stock, at the Closing, in accordance with the terms of an Escrow Agreement in the form set forth in Exhibit 3.3 (the "Escrow Agreement") and thereafter distributed by the Escrow Agent named in the Escrow Agreement (the "Escrow Agent") at the times and in accordance with the terms of the Escrow Agreement. No fractional Biomet Common Share shall be issued in connection with this transaction. Any fraction of a Biomet Common Share resulting from any calculations made pursuant to Section 3.2 or Section 3.3 shall be paid in cash at the Conversion Price.

     Section 3.4. Exchange Procedure. To the extent that certificates representing the Parent Stock (the "Certificates") are delivered to Biomet, duly endorsed, at the Closing, Biomet shall as soon as practicable following the Effective Time deliver to each holder of Parent Stock the Biomet Common Shares to which holders of the Certificates are entitled under the terms of this Agreement. If any Certificates are not delivered to Biomet at the Closing, as soon as practicable following the Effective Time Biomet shall deliver to each holder of each Certificate not delivered (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Parent Stock shall pass, only upon delivery of the Certificates to Biomet and shall be in a form and have such other provisions as Biomet may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Biomet Common Shares to which holders of the Certificates are entitled. Upon surrender of the Certificates together with the letter of transmittal, duly executed, and such other documents as Biomet may reasonably require, the holders of the Certificates shall be entitled to receive in exchange therefor the number of Biomet Common Shares to which they are entitled under the terms of this Agreement. Neither Biomet nor the Surviving Corporation shall have any liability to the holder of any Certificate for any deliveries made to a public official pursuant to applicable abandoned property,
escheat  or  similar   laws.

     Section 3.5. Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, Parent Stock issued and outstanding immediately prior to the Closing and held by any holder entitled to appraisal rights pursuant to the Delaware General Corporation Law (the "DGCL") who, on a timely basis, makes and perfects a demand for appraisal of such shares in accordance with all requirements and provisions of the DGCL, and who does not effectively withdraw or lose the right to such appraisal (collectively, "Dissenting Shares"), shall not be converted as described in Section 3.2, but shall, from and after the Effective Time, represent only the right to receive the consideration determined to be due to the holder with respect to the Dissenting Shares pursuant to the DGCL; provided, however, that Dissenting Shares held by any shareholder who, after the Effective Time, withdraws his demand for appraisal or loses his right of appraisal with respect to the shares, in either case pursuant to the DGCL, shall be deemed to have been converted, as of the Effective Time, into the right to receive Biomet Common Shares as described in Section 3.2. Parent shall give to Biomet (i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other similar instruments served pursuant to the DGCL received by Parent and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Parent will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Biomet, settle or offer to settle any such demands.

ARTICLE IV

Representations and Warranties
of the Company and the Control Shareholders

     As a  material  inducement  to Biomet  and  Acquisition  to enter into this
Agreement and the Merger Documents and to consummate the transactions contemplated hereby and thereby, (i) the Company represents and warrants to Biomet and Acquisition, as to itself, and (ii) Keith D. Beaty ("Beaty") and Richard J. Lazzara ("Lazzara") each represents and warrants to Biomet and Acquisition, as to the Company and as to himself, that:

     Section 4.1. Organization; Power. Parent and each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Parent and each Subsidiary is qualified to transact business and is in good standing in each jurisdiction, if any, in which the conduct of its business or the ownership or leasing of its properties requires it to be so qualified. The names of each Subsidiary and the jurisdictions in which Parent and each Subsidiary is qualified as a foreign entity are listed on Schedule 4.1. Parent and each Subsidiary has all requisite power and authority to own, lease and operate its business as it is now being conducted, and, in the case of Parent and Implant, to enter into, execute and deliver this Agreement, the Escrow Agreement and the Merger Documents, to consummate the transactions contemplated hereby and thereby and to comply with and fulfill the terms and conditions of this Agreement and the Merger Documents. Parent and each Subsidiary has delivered to Biomet true and complete copies of its organizational documents, including all amendments thereto.

     Section 4.2. Capital Stock. The authorized capital stock of Parent and each of the Subsidiaries, and the names of the shareholders of record and the number of outstanding shares of each class held by each shareholder as of the date hereof, are as set forth on Schedule 4.2. All issued and outstanding shares or other ownership interests of Parent and each Subsidiary are validly issued and outstanding, fully paid and nonassessable. Except as set forth on Schedule 4.2, there are no outstanding warrants, options, agreements, convertible securities or other commitments pursuant to which either Parent or any Subsidiary is or may become obligated to issue any shares or other securities. As of the Closing, all warrants, options, convertible securities or other commitments to issue securities of Parent shall have been converted into Parent Stock. Except as set forth on Schedule 4.2, there are no outstanding agreements or commitments pursuant to which Parent is or may become obligated to purchase or redeem any shares of Parent or other securities. Each of the Control Shareholders has good and marketable title to the shares of the Company owned by him or it, and none of the outstanding shares of Parent are subject to any lien, claim or encumbrance of any kind.

     Section 4.3. Authority; No Violation.

          (a) The execution and delivery of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Implant. This Agreement and the Merger Documents are valid and binding obligations of Parent, Implant and the Control Shareholders, enforceable against Parent, Implant and the Control Shareholders in accordance with their respective terms and conditions, except as the enforcement hereof and thereof may be limited by bankruptcy, insolvency, moratorium or other laws relating to or limiting creditors' rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or law.

          (b) Except as set forth in Schedule 4.3, neither the execution and delivery of this Agreement or of the Merger Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Parent, Implant or the Control Shareholders with any of the provisions hereof or thereof, will:

               (i) conflict with, violate, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under or give rise to any right of termination, cancellation or acceleration under any provision of their organizational documents, any of the terms, conditions or provisions of any note, lien, bond, mortgage, indenture, license, lease, contract, commitment, agreement, understanding, arrangement, restriction or other instrument or obligation to which Parent, any Subsidiary or any of the Control Shareholders is a party or by which they may be bound;

               (ii) violate any law, rule or regulation of any government or governmental agency or body or any judgment, order, writ, injunction or decree of any court or any foreign, federal, state or local administrative agency, commission, board, bureau or other governmental agency or other instrumentality (a "Governmental Authority") applicable to Parent, any Subsidiary or any of the Control Shareholders; or

               (iii) constitute an event that, with or without notice, lapse of time or action by a third party, could result in the creation of any lien, charge or incumbrance upon any of the assets of Parent, any Subsidiary or any of the Control Shareholders or cause the maturity of any liability, obligation or debt of Parent, any Subsidiary or any of the Control Shareholders to be accelerated or increased.

     Section 4.4. Consents and Approvals. Except in connection with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") and the regulations promulgated thereunder, the Securities Act of 1933, as amended ("1933 Act") and the Securities Exchange Act of 1934, as amended ("1934 Act"), and as set forth on Schedule 4.4, the execution, delivery and performance of this Agreement, the Escrow Agreement and the Merger Documents by the Parent, Implant and by the Control Shareholders, and the consummation of the transactions contemplated hereby or thereby, will not require any notice to, action of, filing with or consent, authorization, order or approval from any Governmental Authority or any individual, corporation, partnership, joint venture, association, firm, organization, group or any other entity or enterprise. Except as set forth on Schedule 4.4, any and all notices, actions, filings, consents, authorizations, orders and approvals set forth on Schedule
4.4 have been made and  obtained

     Section  4.5.  Transactions  with Certain  Persons.  Except as set forth in
Schedule 4.5, since June 1, 1995 the Company has not, directly or indirectly, in the ordinary course of business or otherwise, purchased, leased or otherwise acquired any property or obtained any services from or sold, leased or otherwise disposed of any property or furnished any services (except with respect to remuneration for services rendered as a director, officer or employee of the Company in the ordinary course of business) to, the Control Shareholders, any former shareholders of the Company or any current or former director or officer of the Company (individually a "Person"). The Company does not owe any amount to, or have any contract with or commitment to any Person (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business), and no such Person owes any amount to the Company. Except as set forth in Schedule 4.5, no properties or assets owned by any Person or by any subsidiary or affiliate of any Person is used by the Company in connection with its business. No Person is or during the past three years has been the direct or indirect owner of any interest in any entity that is a competitor or supplier of the Company (other than passive investments representing not more than 5% of the equity of the entity), nor does any Person receive or has any Person received income from any source other than the Company that should properly accrue to it.

     Section 4.6. Books and Records. The minute books of the Parent and of Implant as previously made available to Biomet contain accurate records of all meetings of and corporate actions or written consents by their Boards of Directors, any committee thereof and their shareholders held or taken since April 1, 1995. There have been no transactions involving the Company's business that should have been set forth in the books of account, minute books, stock record books or stock transfer ledgers, as appropriate, but which have not been accurately set forth therein.

     Section 4.7. Financial Statements.

          (a) Exhibit 4.7(a) consists of true and complete copies of the consolidated balance sheets, statements of income, statements of common shareholders' equity and statements of cash flows of the Company as audited by Ernst & Young LLP, as of and for the years ended December 31 in each of the years 1996, 1997 and 1998 (the "Audited Financial Statements"). Exhibit 4.7(b) consists of the unaudited consolidated balance sheets, statements of income and statements of cash flows of the Company as of and for the seven months ended July 31, 1999 ("Unaudited Financial Statements"). Collectively, the Audited Financial Statements and the Unaudited Financial Statements are referred to as the "Financial Statements."

          (b) The Financial Statements are true and correct in all material respects (subject, in the case of the Unaudited Financial Statements, to normal year-end and audit adjustments), have been prepared from the books and records of the Company in accordance with GAAP consistently applied throughout the period involved except as may be indicated in the notes thereto, and show all liabilities, direct and contingent, of the Company required to be shown in accordance with such principles. The balance sheets included in the Financial Statements fairly present the financial condition of the Company as of the dates indicated therein, and the statements of income, common shareholders' equity and cash flows present fairly the results of operations and cash flows of the Company for the periods indicated (subject, in the case of such balance sheets and statements included in the Unaudited Financial Statements, to normal, recurring year-end and audit adjustments). Except as disclosed in the Financial Statements, the statements of income included in the Financial Statements do not reflect any items of special or non-recurring income or any other income not earned in the ordinary course of business and consistent with applicable industry standards and practices.

     Section 4.8.  Absence of  Undisclosed  Liabilities.  Except as set forth in
Schedule 4.8, as of the date of the balance sheet of the Company included in the Unaudited Financial Statements ("Balance Sheet") the Company had no debts, liabilities or obligations of any nature whatsoever (known or unknown, matured or unmatured, absolute, accrued, fixed, contingent or otherwise, including without limitation any foreign or domestic tax liabilities or deferred tax liabilities incurred in respect of or measured by the Company's income, and products liability or any other liability attributable to defects in products, materials or workmanship), that are not set forth or reserved against on the face of the Balance Sheet and that are greater than $50,000 as to any single liability. All reserves established by the Company and set forth on the Balance Sheet are adequate and have been established in accordance with GAAP. The
Company has no loss contingencies (as such term is used in Paragraph 5 of the American Bar Association Statement of Policy Regarding Lawyers' Response to Auditors' Request for Information) that are not adequately provided for on the face of the Balance Sheet or as set forth in Schedule 4.8.

     Section 4.9. Tax Matters. Except as set forth in Schedule 4.9:

          (a) All federal, state, county, local, foreign and other taxes, including without limitation income (including gross, adjusted gross and supplemental net income taxes), receipts, sales, use, franchise, value added, excise, recording, filing, real and personal property, employees' income, unemployment, social security taxes (including withholding obligations for trust fund taxes) and all other taxes, due and payable by or on behalf of the Company ("Taxes"), and all interest and penalties thereon, have been timely paid in full or timely and fully withheld and paid, as the case may be, except for Taxes being contested in good faith by appropriate proceedings as described in Schedule 4.9. The Company has timely filed with the Internal Revenue Service or other appropriate governmental authority, and has provided to its employees, shareholders, consultants or other persons, all Tax returns, statements, forms or reports ("Returns") required to be filed or provided by it and all Returns are true, correct and complete in all respects and reflect all income, deductions, credits, liability for Taxes and information required therein. Since June 1, 1995, the Company has not been delinquent in the payment of any Tax or deposit in excess of $10,000 per item.

          (b) All accrued but unpaid Taxes (including interest and penalties thereon) accrued for Tax periods or portions thereof ending on or prior to the date thereof are duly reflected as a liability or reserved against on the Balance Sheet and the Company has set up and maintained adequate reserves for Taxes for all prior Tax periods.

          (c) The Company (i) is not now delinquent in the payment of any Tax, assessment (whether proposed or final) or governmental charge or deposit of any kind or character; (ii) has no Tax deficiency or claim outstanding, proposed or assessed against it and there is no basis for any such deficiency or claim; (iii) has no audit, action, suit, proceeding or investigation for Taxes pending or threatened against it; and (iv) has not received any notice that any deficiency, claim, audit, action, suit, proceeding or investigation may be made against or with respect to it.

          (d) Since June 1, 1995, the Company has not received any notice of any deficiency or other adjustment from the Internal Revenue Service or any other Governmental Authority with respect to Taxes, and neither the Company nor any of the Returns has been audited by the Internal Revenue Service or any other Governmental Authority.

          (e) There is not now in force any extension of time with respect to the date on which any Return was or is due to be filed or provided by or on behalf of or with respect to the Company or any waiver or agreement by the Company for an extension of time for the assessment of any Tax.

          (f) No election has been made to treat the Company as a "collapsible corporation" under Section 341(f) of the Code.

          (g) The Company is not subject to any penalty by reason of a violation of any order, rule or regulation of, or a default with respect to any Return required to be filed with, any Governmental Authority.

          (h) The Company has no pending requests with any Governmental Authority for rulings as to payment of any Tax.

          (i) All leases have been properly reported as either "capital" leases or "operating" leases, as those terms are commonly used for federal income tax purposes.

          (j) There are no liens for Taxes upon any of the Company's assets, except liens for current Taxes not yet due.

          (k) The Company is not currently under any contractual, statutory, regulatory or other legal obligation to indemnify any other person with respect to Taxes and is not a party to any agreement providing for payments with respect to Taxes.

          (l) The Company will not be required, as a result of a change in method of accounting, to include any adjustment under Section 481(c) of the Code in any period ending after the Closing Date.

          (m) None of the property owned or used by the Company is subject to a tax benefit transfer lease executed in accordance with Section 168(f)(8) of the Internal Revenue Code of 1954, as amended by the Economic Recovery Tax Act of 1981.

          (n) No agreement exists that may cause any payment by the Company to be nondeductible in full or in part under Section 280G of the Code.

          (o) The Company has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or similar rules of any other Governmental Authority, has never been a member of any unitary group of corporations or otherwise responsible for the Taxes of any other person.

     The representations set forth in Exhibit 4.9 are incorporated by reference herein.

     Section 4.10. Absence of Changes or Events. Except as set forth in Schedule 4.10, since December 31, 1998 and to the date of this Agreement the business of the Company has been conducted only in the ordinary course and the Company has not:

          (a) Incurred any obligation or liability, known or unknown, matured or unmatured, absolute, accrued, fixed, contingent or otherwise, except current liabilities for trade or business obligations incurred in the ordinary course of business consistent with its prior practice none of which, in any case or in the aggregate, materially adversely affects the business, liabilities or financial condition of the Company;

          (b)  Discharged  or  satisfied  any  lien,  mortgage,  pledge,  claim, security interest, charge, encumbrance or restriction or paid any obligation or liability, whether absolute, accrued, fixed, contingent or otherwise and whether due or to become due, other than current liabilities shown on the Balance Sheet and current liabilities incurred since the date of the Balance Sheet and to the date of this Agreement in the ordinary course of business and consistent with its prior practice;

          (c) Declared, set aside or made any payment of dividends or other distributions to its shareholders upon or in respect of any shares of the Company, or purchased, retired or redeemed any shares of the Company or other securities issued by it;

          (d) Mortgaged, pledged or subjected to lien, mortgage, pledge, claim, security interest, charge, encumbrance or restriction any of its tangible or intangible property, business or assets other than in the ordinary course of business;

          (e) Other than in the ordinary course of business, sold, transferred, leased to others or otherwise disposed of any of its tangible or intangible assets or properties;

          (f) Canceled or compromised any debt or claim, other than in the ordinary course of business;

          (g) Waived or released any right of substantial value, including without limitation any contractual rights, amounting to or having a value of more than $10,000 in the aggregate;

          (h) Received any notice of termination of any contract, lease or other agreement or suffered any damage, destruction or loss (whether or not covered by insurance) which, in any case or in the aggregate, has had or may have an adverse effect on the assets, operations or prospects of the Company, its assets or its business;

          (i) Defaulted in lease or mortgage payments;

          (j) Received notification that it has violated any federal, state, local or municipal law, rule or regulation;

          (k) Experienced a decline in revenues (i) from the 100 largest U.S. customers (based on dollar value) for the period from January 1, 1999 to July 31, 1999 or any distributor (collectively, a "significant customer"), or (ii) of any Subsidiary, in either case in an amount greater than 25% as compared to the same period in the prior calendar year, or received notice from any significant customer or Subsidiary that such a decline in revenues from that customer will occur in the future;

          (l) Encountered any actual or threatened labor union organizing activity or collective bargaining agreement negotiation, had any actual or threatened employee strikes, work stoppages, slow-downs or lock-outs, or had any material adverse change in its relationship with its employees, agents, consultants, salespersons, distributors or independent contractors;

          (m) Transferred or granted any concessions, leases, licenses, agreements or other rights with respect to or under, or entered into any settlement regarding the breach or infringement of, any United States or foreign license, patent, copyright, trademark, service mark, trade name, invention or similar rights, or modified any existing rights with respect thereto;

          (n) Made any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable or paid or agreed to pay, conditionally or otherwise, any bonus, extra compensation, pension, severance or vacation pay to any Person or, other than in the ordinary course of business, to any employee, consultant, sales representative, distributor or independent contractor of the Company; entered into any employment contract with any officer or salaried employee, instituted any employee welfare, bonus, stock option, profit-sharing, retirement or similar plan or arrangement; or made any loan or advance to any third party except those made pursuant to normal trade terms extended to customers;

          (o) Issued or sold any shares of its capital stock, bonds, notes or other securities or issued, granted or sold any options, rights or warrants with respect thereto, or acquired any capital stock or other securities of any corporation or any interest in any business enterprise, or otherwise made any loan or advance to or investment in any third party;

          (p) Made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

          (q) Changed its banking or safe deposit arrangements;

          (r) Changed its accounting methods or practices, including without limitation changes in depreciation or amortization policies or rates and in the method of accounting for inventory;

          (s) Revalued any of its assets;

          (t) Instituted, settled or agreed to settle any litigation, action, proceeding or arbitration related in any way to the Company, its assets or its business;

          (u) Failed to replenish its inventories or supplies in a normal and customary manner consistent with its prior practice and prudent business practices prevailing in the industry, or made any purchase commitment in excess of the normal, ordinary and usual requirements of its businesses or at any price in excess of the then current market price or upon terms and conditions more onerous than those usual and customary in the industry, or made any change in its selling, pricing, advertising or personnel practices inconsistent with its prior practice and prudent business practices prevailing in the industry;

          (v) Suffered any change, event or condition that, in any case or in the aggregate, is reasonably expected to have a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities or operations of the Company, including without limitation any change in its revenues, costs, backlog or relations with its customers or suppliers;

          (w) Entered into any transaction, contract or commitment (other than this Agreement), other than in the ordinary course of business;

          (x) Except as otherwise set forth in this Agreement, paid or agreed to pay any legal, accounting, brokerage or finder's fees, Taxes or other expenses in connection with, or incurred any severance pay obligations by reason of, this Agreement, the Merger Documents, or the transactions contemplated hereby or thereby;

          (y) Except in the ordinary course of business, entered into, or agreed to enter into, any agreement or arrangement granting any preferential right to purchase any of its assets, properties or rights, or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights;

          (z) Merged into, consolidated with or sold a substantial part of its assets to any other corporation or person, or permitted any other corporation to be merged or consolidated with it;

          (aa) Acquired or sold any real estate, real estate options, leaseholds or leasehold improvements, except in the ordinary course of business and for fair value;

          (bb) Terminated, discontinued, closed or disposed of any facility or business operation; or

          (cc) Entered into any agreement or contract, made any commitment or otherwise obligated itself to take any of the types of action described in Subsections (a) through (bb) of this Section 4.10.

     Section 4.11. Compliance with Laws; No Default or Litigation. Except as set forth in Schedule 4.11:

          (a) Neither the Company nor, to the Knowledge of the Company, any predecessor in title or interest to the assets of the Company, is in material default of or has violated (nor is there any event or condition which, with notice or lapse of time or both, would constitute a material default or violation) in any respect (i) any contract, agreement, lease, consent order or other written commitment or instrument to which it is a party or by which the assets or business of the Company is subject or bound, (ii) any law, rule, regulation, ordinance, writ, injunction, development order, permit, resolution, approval, order, decree, policy or guideline of any Governmental Authority (including without limitation applicable laws, rules and regulations relating to environmental protection, antitrust, civil rights, health and occupational health and safety), or (iii) any covenants, conditions, restrictions and easements and any other matters of record involving the Leased Premises (as defined in Section 4.13);

          (b) There are no actions, suits, claims or investigations, or legal, arbitration or administrative proceedings in progress, pending or, to the Knowledge of the Company, threatened (including but not limited to matters of which the Company has received notice) against the Company or involving any of its directors, officers, employees, assets or its business, or the transactions contemplated by this Agreement, the Escrow Agreement or the Merger Documents, whether at law or in equity, whether civil or criminal in nature, or whether before or by a Governmental Authority. Schedule 4.11 also contains an indication as to whether or not such claims and other matters are insured or uninsured.

          (c) No action, suit or proceeding has been instituted or, to the Knowledge of the Company, threatened to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated by this Agreement; and

          (d) To the Knowledge of the Company, there are no proposed laws, rules, regulations, ordinances, orders, judgments, decrees, governmental takings, condemnations or other proceeding that if adopted or issued is reasonably expected to have a material adverse effect on the Company, its assets or its business

     "Knowledge of the Company" as that term is used in this Agreement means the knowledge of the following individuals: Gerard Moufflet, Keith D. Beaty, Richard
J. Lazzara, Edward G. Sabin, Bareld J. Doedens, Steven F. Schiess, Glenn L. Criser and James W. Scott. An individual is deemed to have knowledge of a particular fact or matter if (a) such individual is actually aware of the fact or matter; or (b) a prudent individual could be expected to discover or otherwise become aware of the fact or matter in the course of performing his duties in a competent manner.

     Section 4.12. Real Property - Owned. The Company owns no real property.

     Section 4.13. Real Property - Leased. Schedule 4.13 contains (a) a true and complete list of all real property currently leased by the Company including all buildings, structures and improvements located thereon, fixtures contained therein and appurtenances attached thereto ("Leased Premises") and (b) a brief description of the use to which each parcel of the Leased Premises is being employed and/or the use for which it is currently intended.

     Section  4.14.  Conformity of the Leased  Premises.  Except as set forth in
Schedule 4.14 all buildings, structures and improvements located on, fixtures contained in and appurtenances attached to the Leased Premises conform in all material respects to applicable federal, state, county, local and foreign laws, regulations and ordinances, including without limitation those related to zoning, use or construction, and the Leased Premises are zoned for the purposes for which they are presently used. All buildings, structures, improvements, fixtures and appurtenances are in good condition and repair, subject to normal wear and tear, and there does not exist any condition that interferes significantly with the economic value or use thereof. Adequate access is available to the Leased Premises to and from public rights of way. All utilities necessary for the operation of the buildings, structures and improvements on the Leased Premises are available to and serving those buildings, structures and improvements.

     Section 4.15. Personal Property - Owned. Schedule 4.15 contains a true and complete list and brief description of all tools, furniture, machinery, computer hardware, supplies, vehicles, equipment and other items of tangible personal property owned by the Company having an original cost in excess of $25,000 ("Personal Property"). Except as set forth in Schedule 4.15, each item of the Personal Property conforms in all material respects to applicable federal, state, county, local and foreign laws, regulations and ordinances. Each item of the Personal property is in good operating condition and repair, subject to normal wear and tear, and there does not exist any condition that interferes significantly with the economic value or use thereof.

     Section 4.16. Personal Property - Leased. Schedule 4.16 contains a true and complete list and brief description of all leases and other agreements under which the Company is a lessee of, or holds, uses or operates any tools, furniture, machinery, computer hardware, supplies, vehicles, equipment, or other tangible personal property owned by any other person and under which payments exceed $10,000 per annum ("Leased Personal Property"). The Company has delivered to Biomet true and complete copies of the leases listed in Schedule 4.16. Except as set forth in Schedule 4.16, the Company is the owner and holder of the entire interest in the leasehold estates purported to be granted by the leases or agreements identified in Schedule 4.16, and each of which is in full force and effect and constitutes a legal, valid and binding obligation of the respective parties thereto, enforceable in accordance with its terms. No consent of any lessor of the Leased Personal Property is required in connection with the transactions contemplated by this Agreement, except as set forth in Schedule
4.16. Each item of the Leased Personal Property conforms in all material respects to applicable federal, state, county, local and foreign laws and regulations, and each item of the Leased Personal Property is in good operating condition and repair, subject to normal wear and tear and there does not exist any condition that interferes significantly with the economic value or use thereof.

     Section 4.17. Inventory. Except as set forth in Schedule 4.17, each item of the Company's inventory, raw materials, components, repair parts, work-in-process and finished goods ("Inventory") is merchantable, or suitable and usable for the production or completion of merchantable products, for sale within a reasonable period of time in the ordinary course of business as first quality goods at customary mark-ups, and none of the Inventory consists of any items that are slow-moving, obsolete, or of below-standard quality, subject to customary obsolescence or shelf-life limitations not material to the Inventory or its usefulness in the Company's business.

     Section 4.18.  Contracts.

          (a) Schedule 4.18(a) lists all contracts, leases (other than those described in Schedules 4.13 and 4.16), commitments, purchase orders, work orders, agreements, consent orders and other arrangements, including all amendments thereto, to which the Company is a party or is subject or by which the Company, its assets or its business is bound, which are valued individually at $10,000 or more and that fall into one or more of the following categories ("Contracts"):

               (i) Collective bargaining agreements and all other material agreements with employees as a group;

               (ii) Loans, lines of credit, security agreements or other payment obligations;

               (iii) Contracts relating to employment, and policies and commitments with or between the Company and any of its employees, directors or officers including without limitation those relating to severance;

               (iv) Contracts of guaranty or indemnification;

               (v) Contracts containing any covenant limiting the right of the Company to engage in any line of business or compete with any person;

               (vi) Contracts relating to capital expenditures;

               (vii) Contracts related to the purchase, sale or lease of equipment, services or supplies or related to the sale of services or distribution of products;

               (viii) All Contracts not listed on any other Schedule to this Agreement and not in the ordinary course of business;

               (ix) Contracts relating to the payment or receipt of royalties;

               (x) Contracts relating to the grant or receipt of any license;

               (xi) Contracts that require consent by any other person in connection with the consummation of the transactions contemplated by this Agreement either to prevent a breach or to continue the effectiveness thereof; and

               (xii) Contracts with any person described in Section 4.5 of this Agreement.

          (b) All of the Contracts are valid and binding obligations of the respective parties thereto, enforceable in accordance with their respective terms, are in full force and effect, and, except as set forth in Schedule 4.18(b), the Surviving Corporation will be entitled to the full benefits thereof. Except as set forth in Schedule 4.18(b), none of the payments required to be made by the Company under any of the Contracts has been prepaid more than 30 days prior to the due date of such payment thereunder, and there is not thereunder any existing default or event which, after notice or lapse of time or both, would constitute a default or result in a right to accelerate or a loss of rights. None of the Contracts is significantly disadvantageous to the Company or its business. None of the Contracts is subject to renegotiation with any governmental body. True and complete copies of all of the Contracts have been delivered to Biomet.

     Section 4.19. Accounts, Notes and Other Receivables. Schedule 4.19 contains a true and complete list of the amounts and aging of all unpaid accounts, notes and other receivables owing to the Company as of July 31, 1999. Except as set forth in Schedule 4.19, all of the foregoing constitute valid claims which arose in the ordinary course of business and, as of July 31, 1999 individually exceeded $10,000, there is:

          (a) no account or note receivable that has been outstanding for more than 90 days;

          (b) no account or note receivable debtor who has refused or threatened to refuse to pay its obligations to the Company for any reason;

          (c) no account or note receivable debtor who is insolvent or in bankruptcy;

          (d) no account or note receivable pledged to any third party;

          (e) no account or note receivable that, to the Knowledge of the Company, will be uncollectible in the ordinary course of business; and

          (f) no account or note receivable subject to any defense, counterclaim or set-off, that individually exceeds $10,000.

     Section 4.20. Prepaid Expenses. Schedule 4.20 contains a true and complete list of all liabilities, obligations and expenses prepaid by the Company, and all deposits and other similar items of the Company in each case in excess of $10,000 and existing as of July 31, 1999. Except as set forth in Schedule 4.20, all of the foregoing arose in the ordinary course of business.

     Section 4.21. Accounts and Notes Payable. Except as set forth in Schedule 4.21, all of the unpaid accounts and notes payable owing by the Company to other persons as of July 31, 1999, foregoing arose in the ordinary course of business, and as of such date there was no account or note payable that had been outstanding for more than 60 days.

     Section 4.22.  Licenses and Permits.

          (a) Schedule 4.22 contains a true and complete list of all franchises, licenses, permits, certificates, approvals, clearances, resolutions, development orders, consents and other authorizations necessary to own, lease or operate the Company's assets or to conduct its business ("Permits") and, with respect to each Permit, the name of the licensor or grantor, a description of the subject matter, the termination date and the terms of any renewal options. The Company has delivered to Biomet true and complete copies of all of the Permits.

          (b) The Company lawfully obtained and currently possesses the Permits and has fulfilled and substantially performed its obligations under each of the Permits. No event has occurred and no condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any of the Permits which would allow revocation or termination of any of the Permits or damages resulting from such breach or default or which might adversely affect the rights of the Company under any of the Permits. No notice of cancellation, of default or of any dispute concerning any of the Permits or of any event, condition or state of facts described in the preceding sentence, has been received by or is, to the Knowledge of the Company, threatened. Each of the Permits is valid, subsisting and in full force and effect, and will continue in full force and effect after the Merger, in each case without (i) the occurrence of any breach, default or forfeiture of rights thereunder, or (ii) the consent, approval or act of, or the making of any filing with, any Governmental Authority.

          (c) To the Knowledge of the Company, there are no pending or proposed federal, state, county, local or foreign statutory or regulatory changes that will or is reasonably likely to affect the terms of any of the Permits or otherwise have an adverse effect on the ability of Surviving Corporation to use the assets or conduct the business of the Company after the Closing in accordance with the Permits.

          (d) The Permits include all environmental, land use and growth management obligations required by any Governmental Authority in connection with the operation of the business of the Company.

     Section 4.23. Proprietary  Information.

          (a) Set forth in Schedule 4.23 is a list and brief description of all patents, patent rights, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names and copyrights and all applications for such which are in the process of being prepared, owned by or registered in the name of the Company or of which the Company is a licensor or licensee or in which the Company has any right. The Company owns or possesses adequate licenses to use, free and clear of claims or rights of any other person, all domestic and foreign patents, patent applications, trademarks, trademark applications, service marks, service mark applications (including continuations, continuations-in-part, divisional reissues and reexaminations thereof), trade names, copyrights, copyright applications, manufacturing processes, programming processes and software, algorithms, inventions, trade secrets, shop rights, know-how, business plans and strategies, proprietary processes and formulae, data bases, telephone numbers and all other proprietary technical information, whether patentable or unpatentable, necessary to the conduct of its business as presently conducted and as proposed to be conducted (collectively "Intellectual Property"). Except as set forth in Schedule 4.23, all Intellectual Property that is used or incorporated into the Company's products or contemplated products and that is unique or proprietary to the Company was developed by or for the Company by the employees or consultant of the Company and is owned exclusively by the Company, free and clear of claims or rights of any other person. Except as set forth in Schedule 4.23, the Company is not aware of any infringement by any other person of any rights of the Company under any Intellectual Property. Except as set forth in Schedule 4.23, no claim is pending or threatened against the Company, nor has the Company received any notice from any third parties, to the effect that any Intellectual Property owned or licensed by the Company, or which the Company otherwise has the right to use, or the operation or products or services of the Company infringe upon or conflict with the asserted rights of any other person under any Intellectual Property and, to the Knowledge of the Company, there is no basis for any such claim (whether or not pending or threatened). Except as set forth in Schedule 4.23, no claim is pending or threatened against the Company, nor has the Company received any notice from any third parties, to the effect that any Intellectual Property owned or licensed by the Company, or which the Company otherwise has the right to use, is invalid or unenforceable by the Company and, to the Knowledge of the Company, there is no basis for any such claim (whether or not pending or threatened).

          (b) All technical information developed by or belonging to the Company and which is material to the business of the Company which has not been patented has been kept confidential. To the Knowledge of the Company, the Company is not making unlawful use of any Intellectual Property of any other person, including without limitation any former employer of any past or present employees of the Company. Except as disclosed in Schedule 4.23, neither the Company nor, to the Knowledge of the Company, any of the Company's employees or consultants has any agreements or arrangements with former employers of such employees or consultants relating to any Intellectual Property of such employers which interfere or conflict with the performance of such employee's or consultant's duties for the Company or results in any former employers of such employees and consultants having any rights in, or claims on, the Company's Intellectual Property. The activities of the Company's employees and consultants on behalf of the Company do not, to the Knowledge of the Company, violate any agreements or arrangements which any such employees or consultants have with former employers. The Company has taken all commercially reasonable steps required to establish and preserve its ownership of all of its Intellectual Property; each current and former employee of the Company, and each of the Company's consultants and independent contractors involved in development of any of the Company's Intellectual Property, has executed an agreement regarding confidentiality, proprietary information and assignment of inventions to the Company substantially in the form of Exhibit 4.23 hereto and, to the Knowledge of the Company, all such employees, consultants and independent contractors are not in violation of such agreements.

          (c) Without limitation of any of the foregoing and except as otherwise expressly disclosed in Schedule 4.23 and except where the failure of any of the following would not have a material adverse effect on the Company or its operations: (i) no part of any software belonging to any third parties was included in the Company's products, whether pursuant to any license arrangement or otherwise, and no use was made of any trade secrets or proprietary information of any third party in developing such products;
     (ii) the Company has not at any time licensed or otherwise authorized any person to manufacture, have manufactured, assemble, reproduce, sell or otherwise distribute or modify the Company's products or any part or modified version thereof; (iii) the Company has not at any time provided to any person the specific parameters, system architecture and information which defines the scope, objectives and processes of operations for the Company's products or any part thereof; (iv) the Company has affixed appropriate copyright notices and notices prohibiting unlicenced use to all copies of its products and related documentation which the Company has distributed to any person; (v) the Company has taken reasonable security measures to guard against unauthorized disclosure or use any of its Intellectual Property; and (vi) the Company has no reason to believe that any person (including without limitation any former employee of the Company) has unauthorized possession of any of its Intellectual Property, or any part thereof, or that any person has obtained unauthorized access to any of its Intellectual Property.

     Section  4.24.  Rights Under  Warranties.  To the Knowledge of the Company,
Schedule 4.24 contains a list and brief description of all rights in, to and under all representations, warranties, covenants and guarantees having a value as of the date of this Agreement of $10,000 or more, with respect to the Company's assets or any portion thereof purchased or obtained by or assigned or transferred to the Company from any other person.

     Section 4.25. Title to Assets and Related Matters. The Company has good, marketable and insurable title to all of the assets owned by it, free and clear of all mortgages, liens, pledges, charges, claims, security interests, encumbrances, easements, encroachments, limitations, restrictions, rights of third parties, or other interests of any kind or character, except as set forth in Schedule 4.25 and except for liens for Taxes not yet due and payable. All consents necessary to consummate the transactions contemplated by this Agreement and the Merger Documents are or will be when obtained valid and binding upon the persons giving them.

     Section 4.26.  Environmental,  Land Use and Growth Management Matters.

          (a) The Company holds all permits, and is in compliance with all regulatory plans and compliance schedules, if any, necessary under all federal, state and local environmental land use and growth management laws.

          (b) All of the Leased Premises and all operations conducted thereon, including without limitation the Company's use of its assets and the Leased Premises are currently, and have been for the past three years (or for the period of the Company's occupancy, if less than three years), in compliance with all applicable federal, state and local environmental, land use and growth management laws, regulations, rules ordinances, permits, development orders, approvals, resolutions and orders, including all consent orders.

          (c) With respect to the Leased Premises, there exists no state of affairs and there has occurred no event that currently requires, or is currently expected to require in the future, reporting or disclosure (other than routine reporting required as a condition of permits or licenses held by the Company) by the Surviving Corporation to any federal, state or local agency concerned with environmental protection and management or land use control or growth management.

          (d) All real property or leased premises previously owned or operated by the Company and to the extent applicable, its predecessors in interest, were in compliance with all applicable federal, state, local environmental, land use and growth management laws, regulations, rules, ordinances, permits, development orders, approvals, resolutions and orders, including all consent orders, when those Properties were sold, transferred or vacated.

          (e) The Company has utilized, handled, stored, delivered for disposal, disposed of and transported all wastes in compliance with all environmental laws and so as not to contaminate any of the Leased Premises. To the Knowledge of the Company, the Company's wastes have not been stored, treated or disposed at any property that has been or is listed on the federal CERCLIS list or any state equivalent.

          (f) The Leased Premises have not been, and all real property or leased premises previously owned or operated by the Company when sold, transferred or vacated were not, contaminated, tainted or polluted in violation of applicable Federal, state or local environmental laws, rules, regulations, ordinances, permits or orders as a result of activities conducted by the Company or the migration of contaminants from any adjacent property.

          (g) There are not pending or, to the Knowledge of the Company, threatened, claims by any private parties or Governmental Authority, and there are no pending or threatened judicial or administrative actions, alleging violations of any federal, state or local environmental, land use or growth management laws, regulations, rules ordinances, permits, development orders, approvals, resolutions or orders on or connected with the Properties, the assets, or the operations conducted thereon or at any time prior to the Closing Date.

          (h) Schedule 4.26 contains a list and brief description of all material written and oral communications between the Company and any federal, state or local Governmental Authority with respect to any removal, remediation or clean-up required to be undertaken, the results of any inspection or compliance review, potential liability arising under, or potential violations of the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state, local and foreign laws, regulations, rules, ordinances and all court and administrative orders issued pursuant thereto, in the last five years.

          (i) Wetlands. No part of the Leased Premises is within an area that is, or to the Knowledge of the Company could be, designated by the U.S. Army Corps of Engineers as a wetlands.

     Section  4.27.  Labor  Relations;  Employees.

          (a) The Company employs approximately 400 persons. Except as set forth in Schedule 4.27(a):

               (i)  the  Company   generally  enjoys  a  stable  and  harmonious
          employer-employee relationship with its employees;

               (ii) the Company has paid in full to all its employees all due and owing wages, salaries, commissions, bonuses, fringe benefit payments and all other direct and indirect compensation of any kind owed for all services performed by them and each of them to the date hereof,

               (iii) the Company is in compliance with (A) all federal, state, local and foreign laws, regulations, rules, ordinances and court and administrative orders dealing with employment and employment practices of any kind, (B) all of the terms and conditions of employment of any kind with respect to its business, and (C) all wages and hours requirements and regulations;

               (iv) there is no unfair labor practice, safety, health, breach of contract, wrongful discharge, discrimination or wage claim, charge, citation, complaint, suit, arbitration, action and/or proceeding pending, or to the Knowledge of the Company threatened (and to the Knowledge of the Company there is no reasonable basis therefor), against or involving the Company before the National Labor Relations Board, Occupational Safety and Health Administration, Equal Employment Opportunity Commission, the United States Department of Labor or any other Governmental Authority;

               (v) there is no labor dispute, strike, work stoppage, interference with production or slowdown in progress, or to the Knowledge of the Company threatened, against or involving the Company;

               (vi) there is no question of representation under the National Labor Relations Act, as amended, or any similar state statute, pending, or to the Knowledge of the Company threatened, with respect to the employees of the Company, and to the Knowledge of the Company there has been no attempt to organize any group or all of the employees of the Company in the last five years;

               (vii) there is no grievance pending or to the Knowledge of the Company threatened which is reasonably likely to have a material adverse effect on the Company or on the conduct of its business;

               (viii) there is no collective bargaining agreement currently being negotiated or subject to negotiation or renegotiation by the Company; and

               (ix) the Company is not a party to any agreement of any kind, including, but not limited to, any agreement with a Governmental Authority, which restricts the Company from relocating, closing or terminating any of its operations or facilities.

          (b) Schedule 4.27(b) contains a true and complete description of (i) all collective bargaining agreements or obligations of any kind to which the Company is a party or by which it is bound, and their respective effective and expiration dates, which have been entered into within the last five years, and the status thereof and (ii) all work stoppages, interference with production, and/or slowdown by employees of the Company within the last five years.

     Section 4.28. Compensation. Schedule 4.28 contains a true and complete list of all directors, officers and employees of the Company who (i) earned direct remuneration from the Company in excess of $150,000 during the year ended December 31, 1998, or (ii) are currently receiving direct remuneration from the Company at an annualized rate in excess of $150,000.

     Section 4.29.  Employee Benefit Plans.

          (a) "Pension Benefit Plan" means an "employee pension benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and any other employee pension, deferred compensation or profit sharing plan, program arrangement or agreement, whether insured or uninsured, funded or unfunded, including without limitation each deferred compensation plan, bonus plan, stock option plan, employee stock purchase plan, severance plan or policy and any other employee benefit plan, agreement, arrangement or commitment maintained by, or promised by, the Company or to which the Company contributes, or is legally obligated to contribute, for its employees.

          (b) "Welfare Benefit Plan" means an "employee welfare benefit plan" (as defined in Section 3 of ERISA) and any other employee benefit plan, program, arrangement or agreement whether insured or uninsured, funded or unfunded, maintained by the Company or to which the Company contributes, or is legally obligated to contribute, for its employees.

          (c) Schedule 4.29(c) contains a list of each Welfare Benefit Plan and each Pension Benefit Plan (hereafter the "Employee Benefit Plans").

          (d) The funding method used in connection with each Pension Benefit Plan has at all times satisfied and will as of the Closing Date satisfy any and all requirements under ERISA and the Code. Except as set forth in
     Schedule 4.29(d), there is no "accumulated funding deficiency" as defined in Section 302(a)(2) of ERISA or Code Section 412(a) (whether or not waived) which exists, asserted or unasserted, with respect to any plan year of any Pension Benefit Plan.

          (e) Except as set forth in Schedule 4.29(e), there are no material liabilities of the Company, contingent or otherwise, accrued or unaccrued, asserted or unasserted, with respect to any of the Employee Benefit Plans.

          (f) With respect to each Employee Benefit Plan, Schedule 4.29(f) sets forth the amount of any contribution made in 1998 and the amount of any contribution made in the period between December 31, 1998 and July 31, 1999, and the amount of any contribution payable in accordance with the contribution formula set forth in any Pension Benefit Plan, authorized by the Board of Directors of the Company, or otherwise due and owing or promised by the Company, with respect to the period between the close of any appropriate plan year for any such plan and the date of this Agreement.

          (g) Except as set forth in Schedule 4.29(g), each Pension Benefit Plan that is intended to be qualified under Section 401(a) of the Code has at all times qualified under Section 401(a) of the Code and been tax exempt under Section 501(a) of the Code, and the Internal Revenue Service has made a favorable determination as to the qualification under the Code of each Pension Benefit Plans and each amendment thereto. Except as set forth in
     Schedule 4.29(g), at all times prior to the date hereof, each Pension Benefit Plan has been operated and administered in compliance with any and all requirements of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996 and the Taxpayer Relief Act of 1997, each, as amended, without regard to when the plan is required to be amended to comply with that act.

          (h) Schedule 4.29(h) contains a list of each separate trust agreement, custodial agreement, investment management agreement, administrative services agreement and insurance policy or annuity contract associated with or related to each Employee Benefit Plans.

          (i) Each Employee Benefit Plan has been administered at all times in material compliance with the requirements of ERISA and the Code and all other applicable laws, rules and regulations. All reports and disclosures required by any governmental agency with respect to each Employee Benefit Plans have been timely filed with each appropriate Governmental Authority and distributed to all required persons in an appropriate and timely manner and in material compliance with all applicable laws, rules and regulations.

          (j) No plan fiduciary of any Employee Benefit Plan has engaged in or authorized any non-exempt transaction in violation of Section 406(a) or (b) of ERISA or any "prohibited transaction" (as defined in Section 4975(c)(1) of the Code). Except as set forth in Schedule 4.29(j), neither the Company nor any entity under common control with it ("Common Control Entity") has incurred any penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code. Schedule 4.29(j) sets forth the name and business address of each Common Control Entity other than the Company.

          (k) All contributions to and payments from the Employee Benefit Plans which may have been required to be made in accordance with the plans, ERISA or the Code have been timely made.

          (l) There are no pending investigations by any Governmental Authority involving the Employee Benefit Plan and, except with respect to this transaction, no termination proceedings involving any of the Employee Benefit Plans and no pending or, to the Knowledge of the Company, threatened claims (except for claims for benefits payable in the normal operation of the Employee Benefit Plans), suits or proceedings against any of the Employee Benefit Plans or assertion of any rights or claims to benefits under any of the Employee Benefit Plans.

          (m) Except as set forth in Schedule 4.29(k), no Pension Benefit Plan has ever acquired or held any "employer security" or "employer real property" each as defined in Section 407(d) of ERISA, and any such acquisition or holding as so set forth has at all times been in compliance with ERISA, the Code and all other applicable laws, rules and regulations.

          (n) There are no premiums due to the Pension Benefit Guaranty Corporation ("PBGC") for any Pension Benefit Plan and neither the Company nor any Common Control Entity has incurred any liability to the PBGC or otherwise under Sections 4062, 4063 or 4064 of ERISA and neither the Company nor any Common Control Entity is a "substantial employer" under
     Section 4063 of ERISA.

          (o) Except as set forth in Schedule 4.29(m), no filing has been made by the Company or any Common Control Entity with the PBGC (and no proceeding has been commenced by the PBGC) to terminate any Pension Benefit Plan maintained, or wholly or partially funded, by the Company or any Common Control Entity.

          (p) At no time has the Company or any Common Control Entity contributed to a multiemployer plan (as defined in Section 3(37) of ERISA).

          (q) The Company has delivered to Biomet true and complete copies of the Employee Benefit Plans listed in Schedule 4.29(c), related trust agreements, custodial agreements, insurance policies or annuity contracts (or any other funding instruments), the most recent determination letter issued by the Internal Revenue Service with respect to each Pension Benefit Plan and the Annual Reports on the Form 5500 Series required to be filed with any Governmental Authority for each Employee Benefit Plans for the two most recent plan years.

          (r) All Employee Benefit Plans, related trust agreements, custodial agreements, insurance policies or annuity contracts (or any other funding instruments), are legally valid and binding and in full force and effect.

          (s) The Company is not a member of an affiliated service group within the meaning of Code Section 414(m).

          (t) The Company does not have any leased employees within the meaning of Code Section 414(n).

          (u) The Company does not have any employees within the meaning of the regulations under Code Section 414(o).

          (v) None of the employees of the Company is a member of any voluntary employees' beneficiary association within the meaning of Code Section
     501(c)(9), and the Company has not (A) contributed to a voluntary employees' beneficiary association in any year, (B) claimed a deduction under Section 419(a)(2) of the Code for any taxable year in excess of any welfare benefit funds qualified cost for the taxable year as determined under Section 419(c) of the Code, or (C) made any additions to any qualified asset account in excess of the account limit as determined under
     Section 419A(c) of the Code.

          (w) Except as set forth in Schedule 4.29(w), neither the Company nor any Common Control Entity has any obligation to provide any medical or health benefits to any former employees, retired employees, or their dependents except to the extent required by Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA").

          (x) The Company and each Common Control Entity has complied with the requirements of Title X of COBRA and the rules and regulations thereunder.

          (y) There is no contract, agreement, plan, promise or arrangement covering any current or former employee of the Company that could give rise to any other payments, benefits, obligations or liabilities other than as disclosed on the schedules to this Section 4.29.

          (z) No condition or circumstance exists that would prevent the Company, Biomet or Acquisition from amending or terminating any Employee Benefit Plans.

          (aa) Schedule 4.29(aa) contains a true and complete list of any other plans, programs or arrangements that benefit employees that are not shown in Schedule 4.29(c).

     Section  4.30.  Insurance.

          (a) Schedule 4.30 contains (i) a true and complete list of all policies of liability, theft, fidelity, life, fire, product liability, workers' compensation, health and other forms of insurance held by the Company and specifies the insurer, amount of coverage, type of insurance and policy number; and (ii) for the past three fiscal years, an accurate description of any prior claims (other than health claims not exceeding stop loss limits), any cancellation or significant increase in premiums and any pending claims under those or predecessor policies.

          (b) The policies listed in Schedule 4.30 are outstanding, in full force and effect and all premiums billed with respect to those policies have been paid. The insurance coverage provided by the policies listed in
     Schedule 4.30 satisfies all contractual and statutory requirements applicable to the Company, its assets or its business and is in such amounts and insures against such liabilities and hazards as is consistent with past practice. During the past five years, the Company has not had any policy of insurance revoked or rescinded by a carrier.

     Section 4.31. No Guaranties. Except as set forth in Schedule 4.31, none of the obligations or liabilities of the Parent or any Subsidiary is guaranteed by the Parent or any Subsidiary, or by any other person, nor has the Parent or Subsidiary guaranteed the obligations or liabilities of any other person in an amount greater than $10,000 in any one instance.

     Section 4.32. Bank Accounts. Schedule 4.32 contains a list of all bank accounts, escrow deposit accounts, money market accounts, brokerage accounts and similar accounts and safe deposit boxes of the Company, including all accounts or other locations at which the Company holds cash, cash equivalents or securities, with an identification of the name of the bank or brokerage firm, account number and the signatories thereunder.

     Section 4.33. Powers of Attorney. Schedule 4.33 describes all general or special powers of attorney from the Company and summarizes the terms thereof.

     Section 4.34. Suppliers and Customers. Schedule 4.34 sets forth, with respect to 1997, 1998 and 1999 (through July 31), (i) a list of the ten largest suppliers (in dollar value) of the Company, and (ii) a list of the ten largest customers (in dollar value) (excluding distributors) of the Company. The relationship of the Company with suppliers, customers and creditors is good and the Company has not received notice from any of the suppliers or customers listed on Schedule 4.34 of its intention to terminate or modify any of those relationships in any manner that would be materially adverse to the Company.

     Section  4.35.  FDA  Licenses.  Except as set forth in Schedule  4.35,  the
Company holds all material licenses, permits, approvals, clearances and authorizations required for and/or used in the ownership and operation of its business as presently operated or as presently anticipated to be operated, including all licenses, permits, approvals, clearances, authorizations and other certificates required by the United States Food and Drug Administration (the "FDA") or any other Governmental Authority responsible for regulating the medical devices industry (collectively, the "FDA Licenses"). To the extent necessary, the Company has timely filed all applications in connection with the FDA Licenses, including, without limitation, all 510(k) applications, and all such applications have been granted without conditions. No petition, action, investigation, notice of violation or apparent liability, complaint or proceeding is pending or, to the Knowledge of the Company, threatened before the FDA or any other forum or agency seeking to revoke, cancel, suspend or modify any of the FDA Licenses. To the Knowledge of the Company, there is no fact that is likely to result in the revocation, modification or suspension of any of the FDA Licenses, or the imposition of any administrative or judicial sanction with respect to the Company which may materially adversely affect the rights under any of the FDA Licenses or which may have a materially adverse effect on the Company. The Company is in material compliance with the terms of the FDA Licenses and all applicable filing and operating requirements and all applicable regulations and policies of the FDA.

     Section 4.36. Brokers' or Finders' Fees. No agent, broker, investment banker or other person or firm acting on behalf of the Company, any of its directors or executive officers, or the Control Shareholders, or under the authority of any of them, is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, from any of the parties hereto in connection with any of the transactions contemplated hereby.


     Section 4.37. Absence of Obligations to Certain Persons. Neither the Control Shareholders nor any of the Persons specified in Section 4.5 has any claims against the Company for money or other property loaned, services rendered or otherwise, other than for current salary, bonus, pension benefits, reimbursement of expenses and fringe benefits payable in accordance with the Company's normal practices, which have not been fully paid and discharged.

     Section 4.38. Not a Foreign Person. Except as set forth in Schedule 4.38, neither the Parent nor any of its shareholders is, or at the Closing will be, a "Foreign Person" as that term is defined in Code Section 1445(f)(3) and the Treasury regulations promulgated thereunder.

     Section 4.39. Certain Accounting and Tax Matters. Neither the Company nor any of its Subsidiaries, nor any of the Control Shareholders, has taken or agreed to take any action, nor to the Knowledge of the Company are there any facts or circumstances, that would (i) prevent Biomet from accounting for the Merger as a "pooling-of-interests" in accordance with the Pooling Requirements, or (ii) prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368 of the Code.

     Section 4.40. Absence of Certain Commercial Practices. Except as set forth in Schedule 4.40, the directors and officers of the Company and, to the Knowledge of the Company, the employees, other agents and other persons acting on the Company's behalf have not (a) given or agreed to give any gift or similar benefit of more than nominal value to any customer, supplier or governmental employee or official or any other person who is or may be in a position to help or hinder the Company or assist the Company in connection with any proposed transaction, which gift or similar benefit, if not given in the past, might have materially and adversely affected the business of the Company, or which, if not continued in the future, might materially and adversely affect the business of the Company, (b) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds which would be in violation of
Section 30A of the Exchange Act were that provision applicable, or (c) accepted or received any unlawful contributions, payments, gifts or expenditures.

     Section 4.41. Year 2000. The Company has conducted a review of its systems, processes, products, equipment and services (the "Systems and Services") and, to the Knowledge of the Company, the Company has no reason to believe that the Systems and Services are not or will not be Year 2000 ready.

     Section 4.42. Certain Health Regulatory Matters. Neither the Company, nor the officers, directors, managing employees or agents (as those terms are defined in 42 C.F.R. Section 1001.1001 and in their capacities as such with the Company) of the Company: (i) have engaged in any activities which are prohibited under, or are cause for civil penalties or mandatory or permissive exclusion from, any Federal Health Care Program under SSA Sections 1128, 1128A, 1128B or 1877, or the regulations promulgated pursuant to such statutes or related state or local statutes, including but not limited to knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, or to induce, the purchase, lease or order, or the arranging for or recommending of the purchase, lease, or order of any item or service for which payment may be made in whole or in part under any such program; (ii) have had a civil monetary penalty assessed against them under SSA ss.1128A; (iii) have been excluded from participation under any Federal Health Care Program; (iv) have been convicted (as defined in 42 C.F.R. ss.1001.2) of any of the categories of offenses described in SSA Sections 1128(a) or 1128(b)(1), (b)(2) or (b)(3).

     Section 4.43. Disclosure. No statement in the representations or warranties of the Company or the Control Shareholders in this Agreement or in the Schedules thereto contains any untrue statement of a material fact or omits to state a material fact necessary in order to make those representations and warranties not misleading. No statement of the Company or the Control Shareholders in the Merger Documents or in any certificate or other document to be delivered in connection with the transactions contemplated hereby or thereby will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading. All information in any Schedule, Exhibit or any contract delivered on behalf of the Company pursuant hereto or in connection with the transactions contemplated by this Agreement or the Merger Documents shall be deemed to have been relied upon by Biomet and Acquisition and constitute representations and warranties by the Company, Beaty and Lazzara herein.

     Section 4.44. Representations and Warranties as of Date Hereof. The representations and warranties contained in the foregoing Sections 4.1 through
4.43 inclusive are made as of the date hereof, except as otherwise expressly indicated therein.

ARTICLE IVA

Representations and Warranties of the Advent Funds

     As a  material  inducement  to Biomet  and  Acquisition  to enter into this
Agreement and the Merger Documents and to consummate the transactions contemplated hereby and thereby, each of Global Private Equity II L.P. and Advent International Investors II L.P. (the "Advent Funds") represents and warrants to Biomet and Acquisition, as to itself only, that:

     Section 4A.1. Organization; Power. Each of the Advent Funds is duly organized, validly existing and in good standing under the laws of the jurisdiction of their organization, has all requisite power and authority to own, lease and operate its business as it is now being conducted, to enter into, execute and deliver this Agreement, to consummate the transactions contemplated hereby and to comply with and fulfill the terms and conditions of this Agreement.

     Section 4A.2 Title to Parent Stock. At the Closing, each of the Advent Funds will have good and marketable title to the shares of the Company owned by it, and none of those shares will be subject to any lien, claim or encumbrance of any kind.

     Section 4A.3. Authority; No Violation.

          (a) This Agreement is the valid and binding obligation of each of the Advent Funds, enforceable against them in accordance with its terms and conditions, except as the enforcement hereof and thereof may be limited by bankruptcy, insolvency, moratorium or other laws relating to or limiting creditors' rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or law.

          (b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by the Advent Funds with any of the provisions hereof or thereof, will:

               (i) conflict with, violate, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under or give rise to any right of termination, cancellation or acceleration under any provision of their organizational documents, any of the terms, conditions or provisions of any note, lien, bond, mortgage, indenture, license, lease, contract, commitment, agreement, understanding, arrangement, restriction or other instrument or obligation to which the Advent Funds are a party or by which they may be bound;

               (i) violate any law, rule or regulation of any government or governmental agency or body or any judgment, order, writ, injunction or decree of any court or any foreign, federal, state or local administrative agency, commission, board, bureau or other governmental agency or other instrumentality (a "Governmental Authority") applicable to the Advent Funds.

     Section 4A.4. Consents and Approvals. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary entity action on the part of the Advent Funds.

ARTICLE V

Representations and Warranties of Biomet and Acquisition

     As a material inducement to the Company and the Control Shareholders to enter into this Agreement and the Merger Documents and to consummate the transactions contemplated hereby and thereby, Biomet and Acquisition jointly and severally represent and warrant to the Company and the Control Shareholders that:

     Section 5.1. Organization; Power. Each of Biomet and Acquisition is a corporation duly organized and validly existing under the laws of the State of Indiana, for which all required annual reports have been filed with the Indiana Secretary of State and for which no Articles of Dissolution appear as having been filed with the Indiana Secretary of State. Each of Biomet and Acquisition has all the requisite corporate power and authority to own, lease and operate its business as it is now being conducted and to enter into this Agreement and the Merger Documents, to consummate the transactions contemplated thereby and to comply with and fulfill the terms and conditions of this Agreement and the Merger Documents. Biomet and Acquisition have delivered to the Company and the Control Shareholders (a) true and complete copies of their Articles of Incorporation, including all amendments thereto, and (b) copies of their respective Bylaws, as currently in effect.

     Section 5.2. Capital Stock. The authorized shares of Biomet consist of 500,000,000 Common Shares, of which approximately 112,745,000 shares were issued and outstanding as of July 9, 1999, and 5,250 Preferred Shares, none of which have been issued. The authorized shares of Acquisition consist of 10,000 Common Shares, of which 100 shares are issued and outstanding and owned by Biomet. All issued and outstanding Biomet Common Shares are validly issued and outstanding, fully paid and nonassessable.

     Section 5.3. Authority; No Violation; Etc.

          (a) The execution and delivery of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Biomet and Acquisition. This Agreement and the Merger Documents are valid and binding obligations of Biomet and Acquisition, enforceable against Biomet and Acquisition in accordance with their respective terms and conditions, except as the enforcement hereof and thereof may be affected by bankruptcy, insolvency, moratorium or other laws relating to or limiting creditors' rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or law.

          (b) Neither the execution and delivery of this Agreement or of the Merger Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Biomet or Acquisition with any of the provisions hereof or thereof, will:

               (i) conflict with, violate, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under or give rise to any right of termination, cancellation or acceleration under any provision of their organizational documents, any of the terms, conditions or provisions of any note, lien, bond, mortgage, indenture, license, lease, contract, commitment, agreement, understanding, arrangement, restriction or other instrument or obligation to which Biomet or Acquisition is a party or by which they may be bound;

               (ii) violate any law, rule or regulation of any government or governmental agency or body or any judgment, order, writ, injunction or decree of any Governmental Authority applicable to Biomet or Acquisition; or

               (iii) constitute an event that, with or without notice, lapse of time or action by a third party, could result in the creation of any lien, charge or incumbrance upon any of the assets of Biomet or Acquisition or cause the maturity of any liability, obligation or debt of Biomet or Acquisition to be accelerated or increased.

     Section 5.4. Consents and Approvals. Except in connection with the HSR Act, the 1933 Act, and the 1934 Act, the execution, delivery and performance of this Agreement and the Merger Documents by Biomet and Acquisition and the consummation of the transactions contemplated hereby or thereby will not require any notice to, action of, filing with, or consent, authorization, order or approval from any Governmental Authority, or any individual, corporation, partnership, joint venture, association, firm, organization, group or any other entity or enterprise.

     Section 5.5. SEC Documents; Undisclosed Liabilities. Biomet has filed all required reports, schedules, forms, statements and other documents with the SEC since May 31, 1999 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "1933 Act") or the Securities Exchange Act of 1934, as amended (the "1934 Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Biomet included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except, in the case of unaudited financial statements, as permitted by SEC Form 10-Q) applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto) and the consolidated financial statements present fairly the consolidated financial position of Biomet and its subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the SEC Documents, to the knowledge of the executive officers of Biomet primarily responsible for financial, accounting and legal matters, neither Biomet nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Biomet and its subsidiaries or in the notes thereto, other than liabilities and obligations incurred in the ordinary course of business consistent with past practice and experience since May 31, 1999.

     Section 5.6. Absence of Certain Changes or Events. Except as set forth in the SEC Documents, since May 31, 1999 Biomet has conducted its business only in the ordinary course, and there has not been (i) any material adverse change in Biomet, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to Biomet Common Shares, (iii) any split, combination or reclassification of Biomet Common Shares or any issuance or the authorization of any issuance of any other securities in lieu or in substitution for Biomet Common Shares, (iv) any damage, destruction or loss, whether or not covered by insurance, that has had or could reasonably be expected to have a material adverse effect on Biomet, or (v) any change in accounting methods, principles or practices by Biomet materially affecting its assets, liabilities or business, except insofar as may be required by a change in GAAP.

     Section 5.7. Due Authorization of Shares. The Biomet Common Shares to be issued at the Closing will, when issued, be duly authorized Biomet Common Shares and, when delivered will be duly and validly issued, fully paid and nonassessable.

     Section 5.8. Brokers' or Finders' Fees. Except with respect to U.S. Bancorp Piper Jaffray Inc., no agent, broker, investment banker or other person or firm acting on behalf of Biomet or Acquisition or under Biomet's authority is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

     Section 5.9. Certain Accounting and Tax Matters. Biomet has not taken or agreed to take any action, nor to the knowledge of the executive officers of Biomet primarily responsible for financial, accounting and legal matters, are there any facts or circumstances, that would (i) prevent Biomet from accounting for the Merger as a "pooling-of-interests" in accordance with the Pooling Requirements, or (ii) prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368 of the Code. The representation set forth in
Exhibit 5.9 are incorporated by reference herein.

     Section 5.10. Disclosure. No statement in the representations or warranties of Biomet or Acquisition in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make those representations and warranties not misleading. No statement of Biomet or Acquisition in the Merger Documents or in any certificate or other document to be delivered in connection with the transactions contemplated hereby or thereby will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading.

     Section 5.11. Representations and Warranties as of the Date Hereof. The representations and warranties contained in the foregoing Sections 5.1 through
5.10 inclusive are made as of the date hereof, except as otherwise expressly indicated therein.

ARTICLE VI

Certain Pre-Closing Covenants of
the Company and the Control Shareholders

     The Company covenants and agrees and each of the Control Shareholders, as to himself or itself, covenants and agrees that between the date hereof and the
Closing:

     Section 6.1. Maintenance of Corporate Status. Parent and each Subsidiary shall be maintained at all times as entities validly existing and in good standing under the laws of the jurisdictions of their organization and in good standing as a foreign entity in all jurisdictions in which they are currently qualified to do business.

     Section 6.2. No Structural Changes. Except as otherwise provided in this Agreement, no amendment shall be made to the governing documents of Parent or any Subsidiary without the prior written consent of Biomet. Neither Parent nor any Subsidiary shall merge, consolidate with, enter into a share exchange or similar transaction with, or sell any of its assets (other than in the ordinary course of business) to any other person or acquire any other business or change the character of its business, or enter into any agreement with respect thereto; provided, however that with the prior written consent of Biomet as to the terms thereof, the Company may acquire for cash (a) Carena France, S.A., its French distributor, and (b) the Biogran product line from Orthovita, Inc.

     Section 6.3. No Change in Capitalization. Except as provided for in this Agreement, no change will be made in the number of issued and outstanding shares of Parent and Parent will not subdivide or in any way reclassify any of its shares. No option, warrant or any other right to purchase or to convert any obligation or security into shares of Parent or any Subsidiary will be sold, issued or granted, and no agreement of whatever description will be entered into under or in connection with any shares of Parent or any Subsidiary.

     Section 6.4. Dividends and Other Payments. Without the prior written consent of Biomet, neither Parent nor any Subsidiary shall declare, set aside or pay any dividends or other distributions or payments on or in respect of its outstanding shares, or purchase, redeem or otherwise acquire, or agree to purchase, redeem or otherwise acquire any of its outstanding shares, provided, however that Parent may pay all accrued and unpaid dividends on its Preferred Stock.

     Section 6.5. Operation of the Company Business. Parent and each Subsidiary shall operate its business diligently and only in the regular and ordinary course and manner as it has previously been operated, and shall use commercially reasonable efforts to (a) preserve its present business organization intact and conserve its goodwill; (b) keep available and maintain the services of all officers, employees, agents and representatives on the same or substantially the same terms; (c) continue and preserve good relationships with suppliers, customers, lenders and others having business dealings or relationships with it;
(d) maintain in full force and effect all Permits required for the operation of the business as presently conducted; (e) maintain and keep in good order, consistent with past practice, all of its buildings, offices, shops and other structures and, consistent with past practice, keep all machinery, tools, equipment, fixtures and other property in good condition, repair and working order, ordinary wear and tear excepted; (f) not do any act or omit any act or permit any omission to act within its control, which will cause a breach or default in any of its contracts, commitments or obligations; and (g) comply with its obligations under in this Agreement.

     Section 6.6. Indebtedness. Except as provided in Schedule 6.6, from the date of this Agreement through the Closing, neither Parent nor any Subsidiary shall incur any indebtedness to any third party, except that the Company may incur trade payables and other operating liabilities and draw on its existing line of credit (or any renewal or extension thereof) in the ordinary course of business on terms and to the extent consistent with historical practices of the entity incurring the same.

     Section 6.7. Other Charges. No charges, salaries or other compensation for services shall be paid by the Company except in the ordinary course of business and in accordance with past practices, and the Company shall not, except in the ordinary course of business and in accordance with past practices or with the prior written consent of Biomet, (a) change or increase the rate of compensation paid by the Company to any of its directors, officers, employees or agents, including without limitation the payment of bonuses and arrangements for severance pay, or (b) enter into any agreement to do any of the foregoing.

     Section 6.8. Taxes. The Company shall timely file (including any extensions granted) all Tax Returns required to be filed with the United States government and with each state or other jurisdiction identified in Schedule 6.8, and shall promptly pay, when due, all Taxes owed by the Company or lawfully levied or assessed upon it or its properties.

     Section 6.9. Access; Review. Biomet, its attorneys, accountants, appraisers and other authorized representatives or retained experts shall have full access upon reasonable notice to all the premises, books, records, personnel and income tax returns of or relating to the Company during normal business hours and shall be furnished such financial and operating data and other information as Biomet may from time to time reasonably request. In addition, the Company shall authorize and instruct its independent certified public accountants to give Biomet's independent certified public accountants access to books and records and work papers regarding the Financial Statements. The Company shall make available to Biomet, its counsel, accountants, appraisers and other authorized representatives or retained experts all work papers in the Company's possession (or that of a representative thereof) related to any audits of the Company. The Company shall also make available any work papers in the Company's possession (or that of any representative thereof) pertaining to any tax returns of the Company. The Company shall deliver to Biomet all internal reports relating to the operations of its business as such reports are made available to the management of the Company. No investigation, test, examination or inquiry by Biomet shall affect the representations and warranties contained in this Agreement or their survival at the Closing.

     Section 6.10. Insurance. The Company shall continue to maintain the types and levels of insurance currently in effect to insure its assets and its business.

     Section 6.11. Monthly Financial Statement. The Company shall deliver to Biomet copies (initialed by the Company's chief financial officer and identified with a reference to this Section 6.11) of unaudited monthly balance sheets of the Company and unaudited statements of income for the month then ended (the "monthly statements"), prepared in a manner consistent with that used in preparing the Unaudited Financial Statements, all of which when delivered, shall be materially complete and correct, prepared from the books and records of the Company in accordance with GAAP (except for the omission of notes thereto) consistently applied and maintained throughout such months, and shall present fairly the financial condition of the Company as at their respective dates and the results of the operations of its business for the months covered thereby. The monthly statements shall be delivered in accordance with the following schedule: the statements for August, 1999 shall be delivered on or before September 15, 1999, and statements for subsequent months shall be delivered on the fifteenth day of the following month.

     Section 6.12. Premerger Notification. The Company shall file with the proper authorities all forms and other documents necessary to be filed pursuant to the HSR Act, and regulations promulgated thereunder, as promptly as possible and shall cooperate with Biomet in promptly producing such additional information as those authorities may require to allow early termination of the notice period provided by the HSR Act or as otherwise necessary to comply with statutory requirements and requests of the Federal Trade Commission or the Department of Justice. Biomet shall pay the filing fee associated with the filing of the notification.

     Section 6.13. Additional Approvals and Notices. As soon as practicable after the execution of this Agreement, the Company shall file all applications and reports and take such other action (in addition to filings required under the HSR Act) which is required to be taken or filed with any governmental agency or authority in connection with the transactions contemplated by this Agreement. The Company shall give all additional notices to third parties and take such other action required to be given or taken by it under any authorization, lease, note, mortgage, indenture, agreement or other instrument or any law, rule, regulation, demand or court or administrative order in connection with the transactions contemplated by this Agreement.

     Section 6.14. Consents. The Company, Beaty and Lazzara shall use all reasonable efforts to obtain all consents and approvals necessary to enable it to consummate the transactions contemplated by this Agreement and the Merger Documents and the Company shall deliver to Biomet at or prior to the Closing a duly executed copy of each such consent or approval.

     Section 6.15. Fire or Casualty. If any of the Company's material assets are damaged or destroyed prior to the Closing as a result of fire, casualty or other occurrence, no settlement shall be made with any insurance company and no decision with regard to restoration or rebuilding of any such assets shall be made without prior written consent of Biomet, which consent shall not be unreasonably withheld.

     Section 6.16. Actions of the Company. The Company shall not take any action or omit to take any action within its reasonable control to the extent such action or omission might result in a breach of any term or condition of this Agreement or the Merger Documents or in any representation or warranty contained in this Agreement or the Merger Documents being inaccurate, incorrect or misleading in any material respect on and as of the Closing Date. The Company, Beaty and Lazzara shall deliver to Biomet, as soon as possible after discovery thereof, but not later than at the Closing, a complete description of any Material Adverse Event (as defined in Section 10.2) including, but not limited to, any Event (as defined in Section 10.2) that, had it occurred prior to the date of this Agreement, would have caused any representation or warranty contained in Article IV to have been inaccurate, incorrect or misleading at the date hereof; provided, however, that the foregoing shall not affect Biomet's right to terminate this Agreement as set forth in Section 10.2.

     Section 6.17. Material Contracts and Capital Expenditures. The Company shall not enter into any material contract or make any capital expenditures or other commitments, other than in the ordinary course of business.

     Section 6.18. Loans or Contingent Liabilities. Other than in the ordinary course of business, the Company shall not extend credit to any person and shall not guarantee, insure or assume any contingent liability with respect to the obligations of any other person.

     Section 6.19. Performance of Obligations Under Agreements. The Company shall perform, in all material respects, all of the obligations and covenants set forth in its various contracts and loan agreements, promissory notes, indentures, supply agreements, leases and other agreements and contracts.

     Section 6.20. Real Estate. The Company shall not purchase or sell any real property or any interest therein, other than in the ordinary course of business.

     Section 6.21. Efforts to Satisfy Conditions. The Company, Beaty and Lazzara shall use all reasonable efforts to cause the conditions to the obligations of the Company and the Control Shareholders set forth in Article IX to be satisfied to the extent that the satisfaction of such conditions is within the control of the Company and the Control Shareholders; provided, however, the foregoing shall not constitute a limitation upon the covenants and obligations of the Company and the Control Shareholders otherwise set forth in this Agreement. The Control Shareholders shall vote for or consent to the adoption and approval of this Agreement and the Merger transaction contemplated hereby.

     Section 6.22. Cooperation. The Company and the Control Shareholders shall generally cooperate with Biomet and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby.

     Section 6.23. Pooling and Tax-Free  Reorganization  Requirements.

          (a) The Company shall use its reasonable efforts to cause each person who is an "affiliate" of the Company for purposes of the Pooling Requirements, and to each person who is an "affiliate" of the Company for purposes of SEC Rule 145 (collectively, the "Affiliates" and singly, an "Affiliate"), to deliver to the Company promptly after the execution of this Agreement a written agreement in the form of Exhibit 6.23.

          (b) Neither the Company nor any of the Control Shareholders shall take any other action that would prevent the Merger from qualifying for pooling-of-interests accounting treatment.

     Section 6.24. Preparation of Registration Statement; Delivery to Holders of Parent Stock and Options. The information provided by the Company to Biomet for use in the preparation and filing of the Registration Statement described in
Section 7.4(a) will not, on the date on which approval of the Merger by the holders of Parent Stock is obtained, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. Parent shall promptly correct and provide to Biomet any information provided by it that shall have become false or misleading in any material respect. Parent shall cause the proxy/information statement included in the Registration Statement, in the form in which it becomes effective, to be provided to the holders of Parent Stock entitled to vote on the Merger and to the holders of any other outstanding securities of Parent (including stock options) as soon as practicable following the effective date of the Registration Statement.

     Section 6.25. Conversion of Preferred Stock; Exercise of Warrants. Immediately prior to the Closing, Global Private Equity II L.P. and Advent International Investors II L.P. shall (a) take all action required by the terms of the Series A Cumulative Convertible Preferred Stock of the Parent (the "Preferred Stock") to cause the conversion of all of the outstanding Preferred Stock to Parent Stock, and (b) exercise in full all Common Stock Purchase Warrants held by them for the acquisition of Parent Stock.

     Section 6.26. Exercise of Lazzara Options. Immediately prior to the Closing, Lazzara shall exercise in full the outstanding options held by him to purchase Class B Common Stock of the Parent pursuant to the Stock Option Agreement between Parent and Lazzara dated April 14, 1995.

     Section 6.27. Repayment of Loans to Hygiene Systems, Inc.. Prior to the Closing, Lazzara and Beaty shall cause the repayment to the Company of the loans made by the Company to Hygiene Systems, Inc. in the principal amount of $86,379.14, together with all interest due with respect thereto.

     Section 6.28. Termination of Shareholder Agreements. At or prior to the Closing, the Company and the Control Shareholders shall terminate all outstanding agreements among them relating to the voting, ownership or transfer of the capital stock of the Company.

     Section 6.29. Payment of Preferred Stock Dividend. The Company shall pay all dividends due and owing on the Preferred Stock.

ARTICLE VII

Certain Pre-Closing Covenants of Biomet and Acquisition

     Biomet and Acquisition covenant and agree that between the date hereof and the Closing:

     Section 7.1. Required Consents and Approvals. They shall use all reasonable efforts to obtain all consents and approvals necessary to enable them to consummate the transactions contemplated by this Agreement and the Merger Documents.

     Section 7.2. Premerger Notification. They shall file with the proper authorities all forms and other documents necessary to be filed pursuant to the HSR Act and regulations issued thereunder as promptly as possible and shall cooperate with the Company in promptly producing such additional information as such authorities may require to allow early termination of the notice period provided by the HSR Act or as otherwise necessary to comply with statutory requirements and requests of the Federal Trade Commission or the Department of Justice.

     Section 7.3. Cooperation. Biomet shall generally cooperate with the Control Shareholders and the Company and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby.

     Section 7.4. Registration Statement; Nasdaq-NMS Listing.

          (a) As soon as practicable after the date of this Agreement, Biomet shall file with the SEC a Registration Statement on Form S-4 for the purpose of registering under the 1933 Act the Biomet Common Shares to be issued to the holders of Parent Stock pursuant to the Merger (the "Registration Statement").

          (b) Biomet shall take such action as is reasonably necessary to comply with applicable state securities or Blue Sky laws in connection with the issuance of Biomet Common Shares in the Merger.

          (c) Biomet shall take such action as is reasonably necessary to qualify the Biomet Common Shares to be issued in the Merger for quotation on Nasdaq-NMS, effective upon notice of issuance.

          (d) The Registration Statement shall comply as to form, in all material respects, with the provisions of the 1933 Act. The information provided by Biomet for use in the preparation and filing of the Registration Statement will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. Biomet will use all reasonable efforts to respond to the comments of the SEC staff with respect to the Registration Statement and to have the Registration Statement declared effective by the SEC as soon as practicable.

     Section 7.5. Approval by Acquisition. Biomet as the sole shareholder of Acquisition shall vote to approve or consent in writing to the approval of this Agreement and the Merger. Subject to the satisfaction of the conditions to Biomet's obligations set forth in Article VIII, Biomet shall cause Acquisition to execute and deliver all documents reasonably considered necessary for the consummation of the transactions contemplated hereby.

     Section 7.6. Additional Approvals and Notices. As soon as practicable after the execution of this Agreement, Biomet shall file all applications and reports and take such other action (in addition to filings required under the HSR Act) which is required to be taken or filed with any governmental agency or authority in connection with the transactions contemplated by this Agreement. Biomet shall give all additional notices to third parties and take such other action required to be given or taken by it under any authorization, lease, note, mortgage, indenture, agreement or other instrument or any law, rule, regulation, demand or court or administrative order in connection with the transactions contemplated by this Agreement.

     Section 7.7. Consents. Biomet shall use all reasonable efforts to obtain all consents and approvals necessary to enable it to consummate the transactions contemplated by this Agreement and the Merger Documents and shall deliver to Parent at or prior to the Closing a duly executed copy of each such consent or approval.

     Section 7.8. Pooling. Neither Biomet nor Acquisition shall take any action that would prevent the Merger from qualifying for pooling-of-interests accounting treatment or as a tax-free reorganization under Section 368 of the Code.

     Section 7.9. Efforts to Satisfy Conditions. Biomet shall use all reasonable efforts to cause the conditions to the obligations of Biomet set forth in
Article VIII to be satisfied to the extent that the satisfaction of such conditions is within the control of Biomet; provided, however, the foregoing shall not constitute a limitation upon the covenants and obligations of Biomet otherwise set forth in this Agreement.

ARTICLE VIII

Conditions Precedent to the Performance of Biomet and Acquisition

     The obligations of Biomet and Acquisition pursuant to the terms of this Agreement are subject to the satisfaction, at the Closing, of each of the following conditions:

     Section 8.1. Accuracy of Representations and Warranties of the Company and the Control Shareholders. Each of the representations and warranties of the Company and the Control Shareholders contained in Article IV and Article IVA of this Agreement, the Schedules and Exhibits attached hereto shall, as of the Closing, remain true and correct as of the date of this Agreement.

     Section 8.2. Compliance. The Company and the Control Shareholders shall have performed, complied with and fulfilled in all material respects the covenants, agreements, obligations and conditions required by this Agreement and the Merger Documents to be performed, complied with or fulfilled by each of them as of the Closing.

     Section 8.3. Corporate Approval. The execution and delivery of this Agreement and the Merger Documents by the Company, and the performance of the Company's covenants and obligations hereunder and thereunder, shall have been duly authorized by all necessary corporate action on the part of the Company.

     Section 8.4. Consents and Approvals. All consents, approvals, orders and authorizations necessary to the consummation by the Company of the transactions contemplated by this Agreement and the Merger Documents, or necessary or appropriate or otherwise pertaining to the matters covered by this Agreement and the Merger Documents (other than such matters as would not constitute a Material Adverse Event), shall have been obtained on terms and conditions reasonably satisfactory to Biomet.

     Section 8.5. Authorizations. All permits, authorizations, approvals and consents of and notices to any Governmental Authority which may be required by law, regulation, rule, ordinance, order or decree in connection with the transactions contemplated by this Agreement or the Merger Documents (other than such matters as would not constitute a Material Adverse Event) shall have been obtained and made by the Company.

     Section 8.6. Financing Statements. Biomet shall have obtained certified copies of Requests for Information or Copies (Form UCC-11), or equivalent reports, as of a date which is not more than seven business days prior to the Closing, listing the effective financing statements or other notices of assignment, filings or recordations which name the Company as debtor and which are filed in the State of Florida or elsewhere, together with copies, where available, of such financing statements and other notices of assignment, filings or other recordations.

     Section 8.7. Litigation. No order, decree or ruling of any Governmental Authority shall have been entered preventing or restricting the transactions contemplated by this Agreement or the Merger Documents.

     Section 8.8. Closing Deliveries. Biomet shall have received from the Company and the Control Shareholders all of the instruments, documents and considerations described in Section 11.2, and the form and substance of all such deliveries shall be reasonably satisfactory in all material respects to Biomet.

     Section 8.9. Pooling-of-Interests Deliveries.

          (a) Biomet shall have received a pooling-of-interests accounting letter from PricewaterhouseCoopers LLP to the effect that the Merger may be treated by the Surviving Corporation and by Biomet as a pooling-of-interests transaction under GAAP.

          (b) The Company shall have received a pooling-of-interests accounting letter from Ernst & Young LLP to the effect that the Company meets the requirements under GAAP for the treatment of the Merger as a pooling-of-interests transaction.

          (c) The Company shall have received from the Affiliates the agreements described in Section 6.23.

     Section 8.10. Fairness Opinion. Biomet shall have received a letter from U.S. Bancorp Piper Jaffray ("Piper") addressed to the Board of Directors of Biomet and Acquisition, substantially in the form of Exhibit 8.10, confirming that, in the opinion of Piper, the consideration proposed to be paid by Biomet in the Merger is fair to Biomet, and that letter shall not have been modified or withdrawn.

     Section 8.11. Other Agreements.

          (a) Beaty and Lazzara each shall have entered into agreements not to compete with Biomet (the "Non-Competition Agreements") in the form attached hereto as Exhibits 8.11(a).

          (b) Beaty and Lazzara each shall have entered into agreements terminating, for no separate consideration, their Employment Agreements with the Company dated as of May 26, 1995, including but not limited to any rights they may have under Section 7 thereof.

     Section 8.12. Registration Statement Effective. The Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued or threatened with respect thereto.

     Section 8.13. Tax Opinion. Biomet shall have received from Ice Miller Donadio & Ryan, counsel to Biomet, its opinion to the effect that the Merger will be treated for U.S. Tax purposes as a reorganization within the meaning of
Section 368 of the Code.

     Section 8.14. Conversion of Parent Stock Equivalents. All outstanding options, warrants or other rights for the acquisition from the Company of Parent Stock shall have been exercised, canceled or otherwise terminated.

     Section 8.15. Number of Dissenting Shares. Fewer than eight percent of the Parent Stock outstanding as of the date of this Agreement shall be Dissenting Shares.

     Section 8.16. Cancellation of Debentures. All of the 9.5% Subordinated Debentures of Parent (the "Debentures") outstanding on the date hereof shall have canceled upon the payment of the principal and accrued interest thereon owing as of the Closing Date, and the holders of those Debentures shall have no further rights thereunder.

     Section 8.17. Foreign Person Statement. Biomet shall have received from Parent a statement, which meets the requirements set forth in Sections 1445 and 897 of the Code and the Treasury Regulations thereunder, to the effect that Parent is not a United States real property holding corporation within the meaning of Sections 1445 and 897 of the Code and the Treasury Regulations thereunder.

ARTICLE IX

Conditions Precedent to Performance
of Parent and of the Control Shareholders

     The obligations of the Parent and the Control Shareholders pursuant to the terms of this Agreement are subject to the satisfaction, at the Closing, of each of the following conditions:

     Section 9.1. Accuracy of Representations and Warranties of Biomet. Each of the representations and warranties of Biomet and Acquisition contained in
Article V of this Agreement shall, as of the Closing, remain true and correct in all material respects as of the date of this Agreement.

     Section 9.2. Compliance. Biomet and Acquisition shall have performed, complied with and fulfilled in all material respects all of the covenants, agreements, obligations and conditions required by this Agreement and the Merger Documents to be performed, complied with or fulfilled by each of them as of the Closing.

     Section 9.3. Corporate Approval. The execution and delivery of this Agreement and the Merger Documents by Biomet and Acquisition, and the
performance of their respective covenants and obligations hereunder and thereunder, shall have been duly authorized by all necessary corporate action on the part of Biomet and Acquisition.

     Section 9.4. Consents and Approvals. All material consents, approvals, orders and authorizations necessary to the consummation by Biomet and Acquisition of the transactions contemplated by this Agreement and the Merger Documents shall have been obtained on terms and conditions reasonably satisfactory to the Company.

     Section 9.5. Litigation. No order, decree or ruling of any Governmental Authority shall have been entered pertaining to the transactions contemplated by this Agreement or the Merger Documents.

     Section 9.6. Closing Deliveries. The Company and the Control Shareholders shall have received from Biomet and Acquisition all of the documents described in Section 11.3.

     Section 9.7. Registration Statement Effective. The Registration Statement described in Section 7.4(a) shall have been declared effective by the SEC and no stop order shall have been issued or threatened with respect thereto.

     Section 9.8. Tax Opinion. Parent shall have received from Steel Hector & Davis LLP, counsel to Parent, its opinion to the effect that the Merger will be treated for U.S. Tax purposes as a reorganization within the meaning of Section 368 of the Code.

     Section 9.9. Pooling-of-Interests Deliveries.

          (a) Biomet shall have received a pooling-of-interests accounting letter from PricewaterhouseCoopers LLP to the effect that the Merger may be treated by the Surviving Corporation and by Biomet as a pooling-of-interests transaction under GAAP.

          (b) The Company shall have received a pooling-of-interests accounting letter from Ernst & Young LLP to the effect that the Company meets the requirements under GAAP for the treatment of the Merger as a pooling-of-interests transaction.

          (c) The Company shall have received from the Affiliates the agreements described in Section 6.23.

     Section 9.10. Registration Rights Agreement. Biomet shall have executed and delivered a Registration Rights Agreement in the form of Exhibit 9.10.

     Section 9.11. Payment of Debentures and Preferred Stock Dividend. As to the obligations of the Advent Funds, the Company shall have paid the principal and all accrued interest on the Debentures and all dividends due and owing on the Preferred Stock.

ARTICLE X

Termination

     Section 10.1. Termination by Mutual Agreement. This Agreement may be terminated by the mutual agreement of Biomet and Parent at any time prior to the Closing.

     Section 10.2. Termination by Biomet. This Agreement and any obligations of Biomet hereunder (other than its obligations under Section 14.2 and Section 14.7) may be terminated by Biomet at any time prior to or at the Closing, by notice to Parent, only if there shall have been a Material Adverse Event.
"Material  Adverse  Event"  means  any  event,  effect,  change,   circumstance,
inaccuracy, breach, condition or other matter (an "Event") that, either separately or when considered together with any other Event (including Events that would constitute exceptions to the representations and warranties set forth in Article IV or a breach of the covenants contained in Article VI but for the presence of materiality qualifiers in those representations and warranties or covenants), (i) would prevent the consummation of the Merger in the manner contemplated by this Agreement, (ii) had a materially adverse effect on the business, financial condition, assets, liabilities or results of operations of the Parent and the Subsidiaries considered as a single business unit or (iii) reasonably could be expected to have a material adverse effect on the operations of the merged businesses following the consummation of the Merger; provided, however, that a Material Adverse Event will not be deemed to have occurred if the Event results primarily from (i) changes in general business conditions in the dental implant industry, (ii) the public announcement or the pendency of the Merger that would reasonably be expected to have only a temporary effect on the Company or (iii) any act of Biomet or its majority-owned subsidiaries; and, provided further, that Biomet shall not have the right to terminate this Agreement due to a Material Adverse Event resulting primarily from an adverse change in the relationship between the Company and either W. L. Gore &
Associates, Inc. ("Gore") or Orthovita, Inc. ("Orthovita") if (A) the representation contained in Schedule 10.2 is inaccurate in any material respect as of the date of this Agreement as to either Gore or Orthovita, as the case may be, or both, or (B) the adverse change is the result of any act of Biomet that reasonably could be expected to adversely affect the relationship. The circumstances described in the two foregoing provisos are collectively referred to herein as Exculpating Events. Biomet shall have the burden of proof, by a preponderance of the evidence, in all disputes as to whether an Event (either alone or when considered together with other Events) constitutes a Material Adverse Event. The Company shall have the burden of proof, by a preponderance of the evidence, in all disputes as to whether a Material Adverse Event resulted primarily from an Exculpating Event.

     Section 10.3. Termination by the Parent. This Agreement and any obligations of the Parent and the Control Shareholders hereunder (other than their obligations under Section 14.2 and Section 14.7) may be terminated by Parent, by notice to Biomet, if (a) at the Closing, any condition to Closing specified in
Section 9.1,  Section 9.2,  Section 9.3, or Section 9.6 shall not have been met;
(b) at the Closing, Biomet fails to make any delivery specified in Section 11.3; or (c) if, at the time for the determination thereof specified in Section 3.2, the Conversion Price is less than $31.86.

     Section 10.4. Drop Dead Date. Either Biomet or Parent shall have the right to terminate this Agreement and the obligations of all parties hereunder (other than their obligations under Sections 14.2 and 14.7) if the Closing shall not have occurred by the close of business on January 29, 2000, by notice to the other parties; provided, however, that the right to terminate this Agreement hereunder shall not be available to any party that has breached its obligations under this Agreement if that breach had a material adverse effect on the ability of the parties to close the transactions contemplated by this Agreement by January 29, 2000.

     Section 10.5. Liquidated Damages.

          (a) In Favor of Biomet. In the event that Biomet terminates this Agreement under the provisions of Section 10.2, and the Material Adverse Event is the result of a breach (or series of breaches) by Parent or the Control Shareholders of any representation, warranty or covenant given or made by it or them in this Agreement, then Parent and/or Implant shall immediately pay to Biomet as liquidated damages and not as a penalty the sum of $5,250,000, which Parent and Implant stipulate to be reasonable and appropriate to the harm suffered by Biomet as a result of the termination of this Agreement. The obligations of Parent and Implant described in this paragraph shall be joint and several.

          (b) In Favor of Parent. In the event that Parent terminates this Agreement under the provisions of Section 10.3 as a result of an event described in Section 10.3(a) or Section 10.3(b), then Biomet shall immediately pay to Parent as liquidated damages and not as a penalty the sum of $5,250,000, which Biomet stipulates to be reasonable and appropriate to the harm suffered by the Company as a result thereof.

          (c) Limitation. In no event shall either Biomet or Parent have any liability to the other under this Section 10.5 if this Agreement is terminated as a result of the failure of the Merger to qualify for pooling-of-interests accounting treatment unless Biomet or Parent has breached its covenant contained in Section 6.23(b) or Section 7.8, respectively.

          (d) Interest. Interest on the liquidated damages payable hereunder shall accrue and be payable from and after the date of termination of this Agreement to the date on which payment thereof is made, at the "Prime Rate" of interest as last published by The Wall Street Journal prior to the date of termination, plus two percent per annum.

          (e) Preservation of Rights. A termination of this Agreement shall not extinguish the rights of a party under this Section until all obligations of the other party under the Section have been discharged.


ARTICLE XI

The Closing

     Section 11.1. Time and Place. The closing of the transactions contemplated by this Agreement (the "Closing") shall held (a) no later than the thirtieth day following the date of the last of occur of (i) the termination of the last to expire of all periods within which the Federal Trade Commission and/or Department of Justice are required to act in order to object to the consummation of the Merger under the HSR Act, and (ii) the effective date of the Registration Statement (or the next business day, if that date is a Saturday, Sunday or holiday), or (b) on such other date as the parties hereafter agree (the "Closing Date"). The Closing shall commence at 9:00 a.m. local time at the offices of Ice Miller Donadio & Ryan, Suite 3400, One American Square, Indianapolis, Indiana.

     Section 11.2. Deliveries to Biomet at the Closing. At the Closing, and simultaneously with the deliveries to the Company specified in Section 11.3, the Company and the Control Shareholders shall deliver or cause to be delivered to Biomet the following:

          (a) Certificates of the President and Chief Financial Officer of Parent and of the Control Shareholders as to the accuracy of their representations and warranties contained in this Agreement as of the date of this Agreement and as to their compliance with and fulfillment of all covenants, agreements, obligations and conditions required by this Agreement.

          (b) Copies of all resolutions adopted by the Board of Directors and the shareholders of Parent authorizing the execution and delivery of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby, together with a certificate, duly executed by the Secretary of Parent, stating that such copies are true, complete and correct, and that the resolutions have been duly adopted by the Board of Directors and shareholders, as the case may be, have not been amended since adoption and remain in full force and effect.

          (c) Copies of all consents and approvals  required pursuant to Section
     8.4 and Section 8.5.

          (d) The schedule of UCC filings described in Section 8.6.

          (e) The pooling-of-interests accounting letters described in Section 8.9(b).

          (f) Executed counterparts of the Non-Competition Agreements and termination agreements described in Section 8.11.

          (g) An opinion of Steel Hector & Davis LLP, counsel to the Company, dated the Closing Date, in the form of Exhibit 11.2(g).

          (h)  Executed  counterparts  of the  Escrow  Agreement  in the form of
     Exhibit 3.3.

          (i)  A   certificate   signed  by  Parent  and  each  of  the  Control
     Shareholders confirming the continued accuracy, as of the Closing, of the representations and warranties contained in Exhibit 4.9.

          (j) The statement described in Section 8.17.

          (k) The tax opinion of Ice Miller Donadio & Ryan described in Section 8.13.

          (l) The Registration Rights Agreement described in Section 9.10, executed by Biomet.

     Section 11.3. Deliveries to the Company at the Closing. At the Closing, and simultaneously with the deliveries to Biomet specified in Section 11.2, Biomet and Acquisition shall deliver or cause to be delivered to the Company the following:

          (a) Certificates of the Chief Executive Officer and Chief Financial Officer of Biomet and of Acquisition (i) as to the accuracy of their representations and warranties contained in this Agreement and as to their compliance with and fulfillment of all covenants, agreements, obligations and conditions required by this Agreement, and (ii) confirming the continued accuracy, as of the Closing, of the representations and warranties contained in Exhibit 5.9.

          (b) An opinion of Ice Miller Donadio & Ryan, counsel to Biomet, dated the Closing Date, in the form of Exhibit 11.3(b).

          (c)  Executed  counterparts  of the  Escrow  Agreement  in the form of
     Exhibit 3.3.

          (d) The pooling-of-interests accounting letter described in Section 9.9(a).

          (e) The tax opinion of Steel Hector & Davis LLP described in Section 9.8.

     Section 11.4. Delivery to Escrow Agent. At the Closing, and simultaneously with the deliveries specified in Section 11.2 and Section 11.3, Biomet and Acquisition shall deliver or cause to be delivered to the Escrow Agent certificates representing that number of Biomet Common Shares specified in
Section 3.3 for delivery to the Escrow Agent.

ARTICLE XII

Additional Agreements

     Section 12.1. Press Releases. Parent and Biomet shall consult with each other with respect to the form and substance of any press release or other public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

     Section 12.2. Employee Benefit Plans.

          (a) The Company shall take all steps necessary or advisable to terminate its Section 401(k) plan as of the Effective Time, and to terminate any and all other Pension Benefit Plans of the Company effective as of the Effective Time or as soon as practicable thereafter.

          (b) Biomet agrees that, effective as of the Effective Time or as soon as practicable thereafter, the employees of the Surviving Corporation shall be covered by the employee pension and other benefit plans of Biomet as provided in those plans, but taking into account the service of each employee with the Company and Biomet.

     Section 12.3. Access to Records by the Control Shareholders. For a period of three years after the Closing Date, Biomet shall retain, and the Control Shareholders, their representatives and the Shareholder Representative (as that term is defined in the Escrow Agreement) shall have reasonable access to (including the right to make copies of), all of the books and records of the Company to the extent that such access may reasonably be required by the Control Shareholders or the Shareholder Representative in connection with matters relating to or affected by the operation of the business of the Company as it is operated as of the Closing Date. The Control Shareholders and the Shareholder Representative shall be solely responsible for any costs or expenses incurred pursuant to this Section. After the three-year period, all records may be destroyed, except those books or records which the Control Shareholders or the Shareholder Representative specifically request be retained; the cost of storing or delivering books or records retained at the request of the Control Shareholders or the Shareholder Representative shall be borne by the Control Shareholders or the Shareholder Representative, as appropriate.

ARTICLE XIII

Indemnification

     From and after the Closing, Biomet and the Surviving Corporation and their respective officers, directors, employees and shareholders ("Biomet Persons"), shall be indemnified and held harmless, in accordance with the terms and conditions specified in the Escrow Agreement, from and against any and all demands, suits, claims, actions or causes of action, assessments, losses, damages, liabilities, settlements, penalties or forfeitures of any kind or character, and all costs and expenses incident thereto (including without limitation attorneys' and accountants' fees, legal expenses, consultants' fees and court costs) ("Losses") asserted against, suffered or incurred by Biomet, Surviving Corporation or any Biomet Person as a direct or indirect result of:

     (i) any misrepresentation in or breach of the representations and warranties of the Company or the Control Shareholders or the failure of the Company, the Control Shareholders, or any of them, to perform any of their respective covenants or obligations contained in this Agreement or in the Merger Documents or in any exhibit, schedule, certificate or other instrument or document furnished or to be furnished by the Company, the Control Shareholders or any of them pursuant to this Agreement or the Merger Documents or in connection with the transactions contemplated hereby or thereby; or

     (ii) the matters described in Schedule 13.

The election of Biomet to close the Merger transactions and to waive any right it might have to terminate this Agreement under the provisions of Section 10.2 shall have no effect upon the indemnification obligations described in this Article.


ARTICLE XIV

Miscellaneous Provisions

     Section 14.1. Arbitration. No civil action concerning any dispute arising under this Agreement shall be instituted before any court and all such disputes shall be submitted to final and binding arbitration under the auspices of the American Arbitration Association (the "Association"). The arbitration shall be conducted in Chicago, Illinois, in accordance with the Commercial Arbitration Rules of the Association before a panel of three arbitrators. One arbitrator shall be selected by the Company and/or the Control Shareholders, as the case may be, and one arbitrator shall be selected by Biomet, and the two arbitrators so selected shall select the third arbitrator. Each party shall pay its own costs and expenses of the arbitration, including attorneys' fees. The arbitrators' award resulting from the arbitration may be confirmed and entered as a final judgment in any court of competent jurisdiction and enforced accordingly, and the parties to this Agreement hereby waive all right to appeal that final judgment.

     Section 14.2. Confidential Nature of Information. Subject to compliance by Biomet with its disclosure obligations under the federal securities laws, prior to the Closing each party agrees that it will treat in confidence all documents, materials and other information regarding the other party obtained during the course of the negotiations leading to the consummation of the transactions contemplated by this Agreement (whether obtained before or after the date hereof), the investigation provided for herein, or the preparation of this Agreement and other related documents. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information that (a) the party can demonstrate was already lawfully in its possession prior to the disclosure thereof by another party, (b) is known to the public and did not become so known through any violation of a legal obligation,
(c) became known to the public through no fault of the party, (d) is later lawfully acquired by the party from other sources, (e) is required to be disclosed under the provisions of any state or United States statute or regulation issued by a duly authorized agency, board or commission thereof, or
(f) is required to be disclosed by a rule or order of any court of competent jurisdiction.

     Section 14.3. Cooperation. After the Closing, the Control Shareholders shall execute, acknowledge and deliver any documents reasonably requested by Biomet, and will take any other action consistent with the terms of this Agreement that Biomet may reasonably request, without further consideration.

     Section 14.4. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Section 14.5. Entire Agreement. This Agreement and the Schedules and Exhibits hereto, and the confidentiality agreements entered into between the parties dated February 22, 1999 and August 11, 1999, constitute the entire agreement among the parties pertaining to the subject matter contained herein and therein and supersede all prior and contemporaneous agreements, representations and understandings of the parties.

     Section 14.6. Schedules and Exhibits. All Schedules and Exhibits to this Agreement are incorporated herein by reference and made a part hereof in the same manner as if those Schedules and Exhibits were set forth at length herein.

     Section 14.7. Expenses. Each of the parties shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement and the Merger Documents, except as otherwise expressly provided for herein.

     Section 14.8. Gender. Any reference to the masculine gender shall be deemed to include the feminine and neuter genders unless the context otherwise requires.

     Section 14.9. Governing Law. This Agreement and all transactions contemplated hereby shall be governed, construed and enforced in accordance with the laws of the State of Indiana, notwithstanding any state's choice of law rules to the contrary.

     Section 14.10. Headings. The subject headings of the articles and sections of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

     Section 14.11. Modification and Waiver. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all the parties. The party for whose benefit a warranty, representation, covenant or condition is intended may in writing waive any inaccuracies in the warranties and representations contained in this Agreement or waive compliance with any of the covenants or conditions contained herein and thereby waive performance of any of the obligations of the other party hereto and any defaults hereunder; provided, however, that such waiver shall not affect or impair the waiving party's rights with respect to any other warranty, representation or covenant or any default hereunder, nor shall any waiver constitute a continuing waiver.

     Section 14.12. Survival of Representations and Warranties. The representations and warranties of the parties made in this Agreement shall survive the Closing, notwithstanding any investigation made by or on behalf of any other party or any disclosure in the Schedules or Exhibits or otherwise, and shall terminate at the dates specified in the Escrow Agreement.

     Section 14.13. Notices. All notices, requests, demands, waivers and other communications required to be given under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given by certified mail, return receipt requested, and properly addressed as follows:

If to Biomet                              Daniel P. Hann
or Acquisition:                           Senior Vice President,
                                          General Counsel & Secretary
                                          Biomet,  Inc.
                                          Airport  Industrial Park
                                          P.O. Box 587
                                          Warsaw, Indiana 46580
                                          Fax: (219) 372-1960

With a copy to:                           Berkley W. Duck
                                          Ice Miller Donadio & Ryan
                                          One American Square
                                          Box 82001
                                          Indianapolis, Indiana  46282
                                          Fax: (317) 236-2219

If to the Parent, Implant,
Beaty or Lazzara:                         Keith D. Beaty, President
                                          Implant Innovations, Inc.
                                          4555 Riverside Drive
                                          Palm Beach Gardens, Florida 33410
                                          Fax: (561) 776-6833

If to Parent, Implant,
Beaty or Lazzara, then a copy to:         Thomas G. O'Brien III
                                          Steel Hector & Davis LLP
                                          1900 Phillips Point West
                                          777 South Flagler Drive
                                          West Palm Beach, Florida 33401-6198
                                          Fax: (561) 655-1509

If to the Advent Funds:                   Gerard Moufflet
                                          Advent International Corporation
                                          75 State Street
                                          Boston, Massachusetts 02109
                                          Fax: (617) 951-0566

     Section 14.14. Rights of Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

     Section 14.15. Risk of Loss. Any loss or damage from fire, theft or other casualty or cause, reasonable wear and tear excepted, prior to the Closing, shall be the responsibility of the Company.

     Section 14.16. Successors. This Agreement shall be binding on, and shall inure to the benefit of, the parties and their respective successors and assigns, including without limitation the parties' respective heir(s), donee(s), personal representative(s), executor(s) and trustee(s) to whom or which any interest or property acquired pursuant to this Agreement may be transferred, assigned or given.

     IN WITNESS WHEREOF, the parties have executed this Agreement as the day and year first above written.


                              BIOMET, INC.


                              By: /s/ Dane A. Miller
                                 --------------------------------------------
                                   Dane A. Miller,
                                   President and Chief Executive Officer


                              PALM ACQUISITION CORP.


                              By: /s/ Dane A. Miller
                                 --------------------------------------------
                                   Dane A. Miller,
                                   President


                              IMPLANT INNOVATIONS INTERNATIONAL CORPORATION


                              By: /s/ Keith D. Beaty
                                 --------------------------------------------
                                   Keith D. Beaty,
                                   President


                              IMPLANT INNOVATIONS, INC.


                              By: /s/ Keith D. Beaty
                                 --------------------------------------------
                                   Keith D. Beaty,
                                   President

                              "SHAREHOLDERS"



                              /s/ Keith D. Beaty
                              --------------------------------------------
                              Keith D. Beaty



                              /s/ Richard D. Lazzara
                              --------------------------------------------
                              Richard J. Lazzara


                              GLOBAL PRIVATE EQUITY II L.P.
                              By: Advent International Limited Partnership, its General Partner
                                   By: Advent International Corporation,
                                          its General Partner



                                   By: /s/ Gerard Moufflet
                                       -----------------------------------

                              ADVENT INTERNATIONAL INVESTORS II L.P.
                              By: Advent International Corporation,
                                          its General Partner



                              By: /s/ Gerard Moufflet
                                  ----------------------------------------

ANNEX B

Section 262 of the Delaware General Corporation Law

APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to the effected pursuant to '251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258,
Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

               d. Any combination of the shares of stock, depository receipts and case in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

               (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or
          (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identify of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

               (2) If the  merger or  consolidation  was  approved  pursuant  to
          Section  228  or  Section  253  of  this   title,   each   constituent
          corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporations, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charge pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distribution payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulted corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L. '98, eff. 7-1-98).

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF IMPLANT INNOVATIONS INTERNATIONAL CORPORATION
MEETING OF STOCKHOLDERS

     The undersigned stockholder of Implant Innovation International Corporation, a Delaware corporation (the "3i"), hereby acknowledges receipt of the Notice of Meeting of Stockholders and Proxy Statement/Prospectus, each dated _______________, 1999, and hereby appoints Keith D. Beaty and Richard J. Lazarra, or either of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned to represent the undersigned at the meeting of Stockholders of 3i to be held on ___________________, 1999, at 10:00 a.m., Eastern time, at 3i's executive offices located at 4555 Riverside Drive, Palm Beach Gardens, Florida, 33410 and at any postponement or adjournment thereof, and to vote all shares of 3i stock which the undersigned would be entitled to vote if then and there personally present, on the matter set forth below and, in their discretion, upon all matters incident to the conduct of the meeting and all matters presented at the meeting but which were not known to 3i's Board of Directors a reasonable time before the solicitation of this proxy:

         / X /  Please mark your votes as in this example.

3i's BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL:

     1. Approval and adoption of the merger agreement dated as of August 28, 1999 pursuant to which 3i will become a wholly-owned subsidiary of Biomet, Inc. and to approve the merger contemplated under that agreement.

         /     / FOR         /      / AGAINST           /      / ABSTAIN

     2. To transact such other business related to matters as may properly come before the meeting or any adjournments or postponements thereof.

         /     / FOR         /      / AGAINST           /      / ABSTAIN

(CONTINUED AND TO BE SIGNED AND DATED ON THE OTHER SIDE)

(CONTINUED FROM OTHER SIDE)

     This proxy, when properly executed, will be voted as directed or, if no contrary direction is indicated, will be voted as follows: For approval and adoption of the merger agreement, to approve the merger contemplated under the agreement, and in the discretion of the proxy holders on such other matters as may properly come before the meeting.

     Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.


Dated:______________________, 1999            __________________________
                                              Signature


                                              __________________________
                                              Signature if held jointly


     Please sign, date and promptly return this proxy in the enclosed return envelope which is postage prepaid if mailed in the United States.

NOTE: (This Proxy should be marked, signed by the stockholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

     Indiana corporate law, the provisions of which govern Biomet, empowers an Indiana corporation to indemnify present and former directors, officers, employees, or agents or any person who may have served at the request of the corporation as a director, officer, employee, or agent of another corporation ("Eligible Persons") against liability incurred in any proceeding, civil or criminal, in which the Eligible Person is made a party by reason of being or having been in any such capacity, or arising out of his status as such, if the individual acted in good faith and reasonably believed that (a) the individual was acting in the best interests of the corporation, or (b) if the challenged action was taken other than in the individual's official capacity as an officer, director, employee or agent, the individual's conduct was at least not opposed to the corporation's best interests, or (c) if in a criminal proceeding, either the individual had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful.

     Indiana corporate law further empowers a corporation to pay or reimburse the reasonable expenses incurred by an Eligible Person in connection with the defense of any such claim, including counsel fees; and, unless limited by its articles of incorporation, the corporation is required to indemnify an Eligible Person against reasonable expenses if he is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an Eligible Person for reasonable expenses prior to final disposition of the matter. Unless a corporation's articles of incorporation otherwise provide, an Eligible Person may apply for indemnification to a court which may order indemnification upon a determination that the Eligible Person is entitled to mandatory indemnification for reasonable expense or that the Eligible Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances without regard to whether his actions satisfied the appropriate standard of conduct.

     Before a corporation may indemnify any Eligible Person against liability or reasonable expenses under Indiana corporate law, a quorum consisting of directors who are not parties to the proceeding must (1) determine that indemnification is permissible in the specific circumstances because the Eligible Person met the requisite standard of conduct (2) authorize the corporation to indemnify the Eligible Person and (3) if appropriate, evaluate the reasonableness of expenses for which indemnification is sought. If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the Board or such a committee, or by the shareholders of the corporation.

     In addition to the foregoing, Indiana corporate law states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of the articles of incorporation or bylaws, resolution of the board of directors or shareholders, or any other authorization adopted after notice by a majority vote of all the voting shares then issued and outstanding.

     Indiana corporate law also empowers an Indiana corporation to purchase and maintain insurance on behalf of any Eligible Person against any liability asserted against or incurred by him in any capacity as such, or arising out of his status as such, whether or not the corporation would have had the power to indemnify him against such liability. Biomet's directors and officers are insured under a directors and officers liability insurance policy maintained by Biomet.

     See Article IX, Section 9.3 of Biomet's Amended Articles of Incorporation incorporated by reference with this Registration Statement as Exhibit 3.1 and the "Comparison of Rights of Biomet Shareholders and 3i Stockholders -
Indemnification" section of the proxy statement/prospectus for a further description of Biomet's rights and obligations to indemnify its officers and directors.

Item 21. Exhibits and Financial Statement Schedules

         (a)      Exhibits.  See Index to Exhibits.

         (b)      Financial Statement Schedules.

                  21(b).1 - The Registrant. Schedule II - Qualifying Valuation and Qualifying Accounts.

                  21(b).2 - The company being acquired.  Not Applicable.

Item 22. Undertakings

         The undersigned Registrant hereby undertakes:

          - to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          - to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          - that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          - that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          - that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          - to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          - insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Biomet, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Warsaw, Indiana, October 7, 1999.

                                      BIOMET, INC.


                                          By: /s/ Dane A. Miller
                                             ----------------------------------
                                          Dane A. Miller,
                                          President And Chief Executive Officer

     Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Dane A. Miller and Daniel P. Hann, and each of them, with full power to act without the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (unless revoked in writing), to sign any and all amendments to the Registrant's Form S-4 Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might and could do in person, hereby ratifying and confirming all that such attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities indicated on October 7, 1999.



 /s/Dane A. Miller                               /s/Gregory D. Hartman
----------------------------------               ------------------------------
Dane A. Miller, Director                         Gregory D. Hartman, Senior Vice
(Principal Executive Officer)                    President, Finance
                                                 (Principal Financial Officer)



 /s/Niles L. Noblitt                              /s/Jerry L. Ferguson
----------------------------------               ------------------------------
Niles L. Noblitt, Director                       Jerry L. Ferguson, Director


 /s/M. Ray Harroff                                /s/Kenneth V. Miller
----------------------------------               ------------------------------
M. Ray Harroff, Director                         Kenneth V. Miller, Director

 /s/Jerry L. Miller                               /s/L. Gene Tanner
----------------------------------               ------------------------------
Jerry L. Miller, Director                        L. Gene Tanner, Director



 /s/Thomas F. Kearns                              /s/Daniel P.Hann
----------------------------------               ------------------------------
Thomas F. Kearns, Jr., Director                  Daniel P. Hann, Director


 /s/Charles E. Niemier                            /s/ Marilyn Tucker Quayle
----------------------------------               ------------------------------
Charles E. Niemier, Director                     Marilyn Tucker Quayle, Director


 /s/C. Scott Harrison                             /s/Bernard Scheuble
----------------------------------               ------------------------------
C. Scott Harrison, Director                      Prof. Dr. Bernhard Scheuble,
                                                 Director


 /s/James W. Haller
----------------------------------
James W. Haller, Controller
(Principal Accounting Officer)

INDEX TO EXHIBITS
     Number
  Assigned In                                                                             Sequential Numbering
Regulation S-K                                                                           System Page Number of
    Item 601                       Description of Exhibit                                       Exhibit

(1)                                 No Exhibit.

(2)                       2.1       Agreement and Plan of Merger, dated
                                    August 28, 1999, by and among Biomet,
                                    Inc., Palm Acquisition Corp., Implant
                                    Innovations, Inc. and those shareholders
                                    of Implant Innovations, Inc. whose names
                                    appear on the signature pages of this
                                    Agreement. (Included herein as Annex A
                                    to the Proxy Statement/Prospectus).  The
                                    Registrant agrees that the Exhibits and
                                    Schedules to the Agreement and Plan of
                                    Merger, a list of which is filed as
                                    Exhibit 2.1, will be furnished
                                    supplementally to the Commission upon
                                    request.

(3)                       3.1       Amended Articles of Incorporation filed
                                    July 23, 1982.  (Incorporated by
                                    reference to Exhibit 3(a) to Biomet,
                                    Inc. Form S-18 Registration Statement,
                                    File No. 2-78589C).

                          3.2       Articles of Amendment to Amended Articles of
                                    Incorporation    filed   July   11,    1983.
                                    (Incorporated by reference to Exhibit 3.2 to
                                    Biomet,  Inc.  form 10-K Report for the year
                                    ended May 31, 1983, File No. 0-12515).



                          3.3       Articles of Amendment to Amended Articles of
                                    Incorporation   filed   August   22,   1987.
                                    (Incorporated by reference to Exhibit 3.3 to
                                    Biomet,  Inc.  Form 10-K Report for the year
                                    ended May 31, 1987, File No. 0-12515).

                          3.4       Articles of Amendment to Amended Articles of
                                    Incorporation   filed  September  18,  1989.
                                    (Incorporated by reference to Exhibit 3.4 to
                                    Biomet,  Inc.  Form 10-K Report for the year
                                    ended May 31, 1990, File No. 0-12515).

                          3.5       Amended and Restated Bylaws.
                                    (Incorporated by reference to
                                    Exhibit 4.2 to Biomet , Inc. Form S-3
                                    Registration Statement, File No.
                                    33-33376).

                          3.6       Amended  and  Restated   Bylaws  as  Amended
                                    December   13,   1997.    (Incorporated   by
                                    reference  to Exhibit  3.6 to  Biomet,  Inc.
                                    Form 10-K  Report for the year ended May 31,
                                    1998, File No. 0-12515).

(4)                       4.1       Specimen certificate for Common Shares.
                                    (Incorporated by reference to
                                    Exhibit 4.1 to Biomet, Inc. Form 10-K
                                    Report for the year ended May 31, 1985,
                                    File No. 0-12515).



                          4.2       Rights Agreement between Biomet, Inc.
                                    and Lake City Bank as Rights Agent,
                                    dated as of December 2, 1989.
                                    (Incorporated by reference to
                                    Exhibit 4.1 to Biomet, Inc. Form 8-K
                                    Current Report dated December 22, 1989,
                                    File No. 0-12515).

(5)                       5.1       Opinion of Ice Miller Donadio & Ryan.

(8)                       8.1       Tax Opinion of Ice Miller Donadio &
                                    Ryan.*

                          8.2       Tax Opinion of Steel Hector & Davis LLP.*

(9)                                 No Exhibit.

(10)                      10.1      Employee Stock Option Plan, as last
                                    amended December 14, 1991.
                                    (Incorporated by reference to
                                    Exhibit 10.1 to Biomet, Inc. Form 10-K
                                    Report for the year ended May 31, 1992,
                                    File No. 0-12515).

                          10.2      Form of  Employee  Stock  Option  Agreement.
                                    (Incorporated by reference to Exhibit 10.2 to Biomet, Inc. Form 10-K Report for the year ended May 31, 1991, File No. 0-12515).

                          10.3      Employee  and  Non-Employee  Director  Stock
                                    Option  Plan,   dated  September  18,  1992.
                                    (Incorporated  by  reference to Exhibit 19.1
                                    to  Biomet,  Inc.  Form 10-K  Report for the
                                    year ended May 31, 1993, File No. 0-12515).



                          10.4      Form of Stock Option Agreement under the
                                    Employee and Non-Employee Stock Option
                                    Plan dated September 18, 1992.
                                    (Incorporated by reference to
                                    Exhibit 4.03 to Biomet, Inc. Form S-8
                                    Registration Statement,  File
                                    No.333-00331).

                          10.5      401(k) Profit Sharing Plan filed January 19,
                                    1996.  (Incorporated by reference to Exhibit
                                    10.2 to Biomet,  Inc. Form S-8  Registration
                                    Statement, File No.333-00331).

                          10.6      Biomet, Inc. 1998 Qualified and
                                    Non-Qualified Stock Option Plan adopted
                                    August 3, 1998.  (Incorporated by
                                    reference to Exhibit 10.6 to Biomet,
                                    Inc. Form 10-K Report for the year ended
                                    May 31, 1998, File No. 0-12515).

(11)                                No Exhibit.

(12)                                No Exhibit.

(13)                      13.1      Biomet's Annual Report on Form 10-K for
                                    the year ended May 31, 1999.

(15)                                No Exhibit.

(16)                                No Exhibit.

(21)                      21.1      Subsidiaries of the Registrant.
                                    (Incorporated by reference to
                                    Exhibit 21.1 to Biomet, Inc.
                                    Form 10-K Report for the year
                                    ended May 31, 1999, File No.
                                    0-12515).



(23)                      23.1      Consent of PricewaterhouseCoopers LLP.

                          23.2      Consent of Ernst & Young LLP.

                          23.3      Consent  of  Ice   Miller   Donadio  &  Ryan
                                    (included in Exhibit 5.1).

(24)                      24.1      See the signature page of this
                                    Registration Statement.

(25)                                No Exhibit.

(26)                                No Exhibit.

(27)                                Financial Data Schedule.
                                    (Incorporated by reference to Exhibit
                                    27.1 to Biomet, Inc. Form 10-K Report
                                    for the year ended May 31, 1999, File
                                    No.  12515).

(99)                                No Exhibit.

*To be filed by amendment.